Form 20-F/A
period 2003-12-31
TVA COMMUNICATIONS LTD; COMMERCIAL CABLE TV SAO PAULO LTD; TVA PARANA LTD; TVA SISTEMA DE TELEVISAO S A; CCS CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTD; TVAPAR SA; TEVECAP S A; TVA PROGRAMADORA LTDA
filed 2004-09-27
CIK 1034032, 1034035, 1034036, 1034031, 1034038, 1086634, 1034029, 1061172

As Filed with the Securities and Exchange Commission on June 30, 2004 and
                              September 27, 2004.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   Form 20-F/A

                                 --------------

       | | REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                       OR
            |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                                       OR
          | | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
             For the transition period from __________ to __________
                     Commission file number _______________

                             ----------------------

                                  Tevecap S.A.
             (Exact name of Registrant as specified in its charter)

            TEVECAP INC.                   THE FEDERATIVE REPUBLIC OF BRAZIL
    (Translation of Registrant's             (Jurisdiction of incorporation
        name into English)                         or organization)

                    Av. das Nacoes Unidas, 7221 - 7(0) andar
                              Sao Paulo, SP Brazil
                                    05425-902
                          (Telephone: 55-11-3037-5127)
          (Address and telephone number of principal executive offices)

                              --------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None
                                (Title of Class)

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

      12-5/8% Senior Notes due 2004 of Tevecap S.A. and guarantees thereof by each of TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Programadora Ltda. and TVAPAR S.A.

      Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                           485,220,440 Common Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
                                YES |X|    NO | |

      Indicate by check mark which financial statements item the registrant has elected to follow:

                           ITEM 17 | |    ITEM 18 |X|

================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...............1

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.............................1

ITEM 3.    KEY INFORMATION.....................................................1

ITEM 4.    INFORMATION ON THE COMPANY..........................................9

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................25

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................37

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................40

ITEM 8.    FINANCIAL INFORMATION..............................................43

ITEM 9.    THE OFFER AND LISTING..............................................43

ITEM 10.   ADDITIONAL INFORMATION.............................................44

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.........50

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES...............51

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES....................51

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
           AND USE OF PROCEEDS................................................51

ITEM 15.   CONTROLS AND PROCEDURES............................................51

ITEM 16.   [RESERVED].........................................................51

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT...................................51

ITEM 16B.  CODE OF ETHICS.....................................................51

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.............................52

ITEM 17.   FINANCIAL STATEMENTS...............................................52

ITEM 18.   FINANCIAL STATEMENTS...............................................52

ITEM 19.   EXHIBITS...........................................................52

GLOSSARY   ..................................................................A-1

FINANCIAL STATEMENTS.........................................................F-1

                                EXPLANATORY NOTE

      This amended annual report on Form 20-F/A dated September 27, 2004 is being filed as a result of the determination by Tevecap S.A. and its independent auditors, subsequent to the filing of Tevecap S.A.'s Annual Report on Form 20-F dated June 30, 2004, that Tevecap S.A.'s redeemable common stock should have remained classified as a separate line item outside of shareholders' deficiency as of December 31, 2003. This restatement does not result in any impact on Tevecap S.A.'s shareholders' deficiency, working capital, results of operations and cash flows as of and for the year ended December 31, 2003, as previously reported in the June 30, 2004 Annual Report. In addition, Tevecap S.A. has recalculated its ratio of earnings to fixed charges, which appears under Item 3, "Key Information - Selected Financial Data."

      As a result, this amended annual report on Form 20-F/A is being filed to correct the following sections of the previously filed annual report in accordance with the preceding paragraph:

      (i)   Item 3, "Key Information--Selected Financial Data";

      (ii) Item 5, "Operating and Financial Review and Prospects--Results of Operations--Recent Accounting Pronouncements"; and

      (ii) The following sections of Item 18, "Financial Statements" with respect to the consolidated financial statements of Tevecap S.A. and Subsidiaries for the year ended December 31, 2003: Report of Independent Registered Public Accounting Firm, Consolidated Balance Sheets, Consolidated Statements of Changes in Shareholders' Deficit and Redeemable Common Stock, Note 17 (Redeemable Common Stock), Note 23 (Recent Accounting Pronouncements), Note 25 (Financial Information for subsidiary guarantors and non-guarantor subsidiaries) and Note 26 (Restatement of balance sheet as of December 31, 2003).

      Other than the foregoing items and conforming changes related thereto, no part of the annual report on Form 20-F filed on June 30, 2004 is being amended, and the filing of this amended annual report on Form 20-F/A should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to June 30, 2004.

Presentation of Certain Information

      This Annual Report on Form 20-F/A for the year ended December 31, 2003 is referred to herein as the "Annual Report."

      Tevecap S.A. ("Tevecap" and, together with its subsidiaries, "TVA" or the "Company") is a corporation (sociedade anonima) organized under the laws of the Federative Republic of Brazil. The accounts of the Company, which are maintained in Brazilian reais, were prepared in accordance with the accounting principles generally accepted in the United States of America ("U.S. GAAP") and translated into United States dollars on the basis set forth in Note 2.3 of the consolidated financial statements of Tevecap and its subsidiaries (the "Tevecap Financial Statements" and, together with the financial statements of CCS Camboriu Cable System de Telecomunicacoes Ltda. included in Item 19 of this Annual Report, the "Financial Statements"). Certain amounts stated herein in U.S. dollars (other than as set forth in the Financial Statements and financial information derived therefrom) have been translated, for the convenience of the reader, from reais at the rate in effect on December 31, 2003 of R$2.8892 = U.S.$1.00. Such translations should not be construed as a representation that reais could have been converted at such rate on such date or at any other date. See Item 3, "Key Information--Selected Financial Data--Exchange Rates."

      Capitalized terms used in this Annual Report are defined, unless the context otherwise requires, in the Glossary attached hereto. All references in this Annual Report to (i) "U.S. Dollars," "dollars," "$" or "U.S.$" are to United States dollars and (ii) "reais," "real" or "R$" are to Brazilian reais.

      Unless otherwise specified, data regarding population or homes in a licensed area are projections based on 2000 population census figures compiled by the Instituto Brasileiro de Geografia e Estatistica ("IBGE") and the Company's knowledge of its markets. There can be no assurance that the number of people or the number of households in a specified area has not increased or decreased by a higher or lower rate than those estimated by the IBGE since the 2000 census. Unless otherwise indicated, references to the number of the Company's subscribers are based on Company data as of December 31, 2003. Data concerning total MMDS and Cable subscribers and penetration rates represent estimates made by the Company based on the data of Pay TV Survey, Associacao Brasileira de Telecomunicacoes por Assinatura (ABTA), Kagan World Media, Inc., IBGE data, the Company's knowledge of its pay television systems and those of the Operating Ventures, and public statements of other Brazilian pay television providers. Although the Company believes such estimates are reasonable, no assurance can be made as to their accuracy. The term DIRECTV(R) ("DIRECTV") is a registered trademark of Hughes Electronics Corporation and refers to the Ku-Band service provided by Galaxy Brasil in conjunction with Galaxy Latin America.

Forward-Looking Statements

      This Annual Report contains statements which are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief or current expectations of the Company or its officers. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

      Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

      The selected financial data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 have been derived from, and should be read in conjunction with, the Tevecap Financial Statements included in this Annual Report. The selected financial data as of December 31, 2001, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 have been derived from audited financial statements of the Company that are not included elsewhere in this Annual Report.

      In July 1999 the Company consummated the sale of the DBS Systems and certain assets related thereto. These operations have been classified as "Discontinued Operations" as of and for the periods discussed herein. See Item 4, "Information on the Company--History and Development of the Company."

      As required by Brazilian law, and in accordance with local accounting practices, the financial records of Tevecap and its subsidiaries are maintained in the applicable Brazilian currency (the real). However, the Financial Statements are presented in U.S. dollars in accordance with U.S. GAAP. In order to prepare the Financial Statements, the Company's accounts have been translated from the applicable Brazilian currency, on the basis described in Note 2.3 to the Tevecap Financial Statements included in this Annual Report. Because of the differences between the evolution of the rates of inflation in Brazil and the changes in the rates of devaluation, amounts presented in U.S. dollars may show distortions when compared on a period-to-period basis.

                        SELECTED FINANCIAL AND OTHER DATA

                                                                                       Year Ended December 31,
                                                                  2003           2002           2001           2000            1999
                                                                  ----           ----           ----           ----            ----
                                                                                       (Dollars in Thousands)
Consolidated Statement of Operation:
Gross revenues
     Monthly subscriptions                                    $  76,305      $  74,925      $  90,218      $ 101,201      $  94,055
     Installation                                                 1,211          1,099            270            968          1,900
     Indirect programming (a)                                        --             --             --            357          3,722
     Advertising                                                  2,586          1,624          1,005          2,503          1,597
     Additional services and others (b)                          11,270         12,120         16,413         20,049         14,924
Total gross revenue                                              91,372         89,768        107,906        125,078        116,198
                                                                -------        -------        -------        -------        -------
     Direct operating expenses (c)                               39,875         42,872         51,296         55,402         45,638
     Taxes on revenues (d)                                       13,038         12,444         15,636         13,145         12,782
     Selling, general and administrative expenses                18,694         19,747         31,420         37,550         25,590
     Depreciation and amortization                               23,683         28,017         34,364         43,290         56,879
     Tax recovery program                                         5,029             --             --             --             --
     Other operating expense (income), net                        9,568          4,281          1,762         (2,611)        19,012
                                                                -------        -------        -------        -------        -------
Total operating expenses                                        109,887        107,361        134,478        146,776        159,901
                                                                -------        -------        -------        -------        -------
Operating loss from continuing operations                       (18,515)       (17,593)       (26,572)       (21,698)       (43,703)
Nonoperating (income) expenses
     Interest expense                                            18,135         16,941         37,849         45,069         22,254
     Foreign Currency transaction loss, net                     (11,019)        31,520         11,067          4,816             --
     Other nonoperating  expenses  (income),  net (e)            (1,429)        (1,054)        (2,046)       (43,249)         7,024
     Income tax expense                                          19,382             79             --          2,517            106
     Equity in  (income)  losses  of  affiliates, net (f)        (3,585)         6,337          2,375          2,004          5,238
     Income from discontinued operations                             --             --             --             --        (94,344)
     Extraordinary item - gain on debt repurchase                    --             --             --             --        (53,857)
                                                                -------        -------        -------        -------        -------
Net income (loss)                                               (39,999)       (71,416)       (75,817)       (32,855)        69,876
                                                                =======        =======        =======        =======        =======


                                                                              Year Ended December 31,
                                                           2003          2002          2001          2000          1999
                                                        --------      --------      --------      --------      --------
Other data:
Purchase of property, plant and equipment                 11,223        11,195        30,722        26,716        25,927
                                                        --------      --------      --------      --------      --------

Ratio of earnings to fixed changes (g)                        --            --            --            --          4.35

Cash Flow Data:
Net cash provided by (used in) operating activities        9,233        25,795        11,695         2,954       (18,435)
Net cash provided by (used in) investing activities      (11,082)       (4,942)        3,823         6,030       152,006
Net cash (used in) provided by financing activities          927       (11,620)      (33,739)       (2,746)     (133,022)

Selected Operating Data:
Number of Subscribers (h)                                284,190       300,621       359,282       345,823       309,663
Average monthly revenue per Subscriber (i)              $  25.50      $  21.24      $  24.56      $  28.08      $  30.37

Consolidated Balance Sheet Data (at period end):
Cash and cash equivalents                                    292           245           634         1,609         1,946
Property, plant and equipment, net                        76,317        76,907       149,594       182,511       211,729
Total assets                                             107,931       111,475       198,834       279,357       289,948
Loans payable to related companies                        39,712        12,117         7,016       141,122       137,168
Long-term liabilities (as restated)(j)                    69,380        86,298        83,177       230,765       225,743
Redeemable common stock (as restated)(j)                  24,201        99,365       115,252       151,260       178,002
Total shareholders' deficit                              (89,431)     (119,618)      (54,764)     (162,049)     (154,381)

Notes to Selected Financial and Other Data

(a) Represents revenues received by the Company for selling programming to the Independent Operators.

(b) Includes Advertising and Other revenues (such as cable modem fee, frequencies lease, wholesale, technical assistance).

(c) Represents costs directly related to the subscriber base and new installations evolution.

(d) Represents various non-income based taxes paid on certain of the Company's gross revenue items with rates ranging from 3.65% to 15.15%.

(e)   Includes interest income and Minority interest.

(f) Represents the Company's pro rata share of the Net loss or income of its equity investments.

(g) For the four years ended December 31, 2003, earnings were insufficient to cover fixed charges by $24,120, $64,936, $73,726 and $31,342, respectively. In calculating the Ratio of earnings to fixed charges, earnings represents pre-tax Net loss before minority interest, Equity in (losses) income of affiliates, plus fixed charges. Fixed charges consist of interest expense.

(h)   Represents the number of subscribers as of the last day of each period.

(i) Average monthly revenue per subscriber refers to the average monthly subscription fee as of the last day of each period.

(j) As discussed in Note 26 to the Company's consolidated financial statements, upon further analysis, the Company and its independent auditors determined that the Company's redeemable common stock should have remained classified as a separate line item outside of shareholders' deficiency as of December 31, 2003. This change did not produce any impact on the Company's shareholders' deficiency, working capital, results of operations and cash flows as of and for the year ended December 31, 2003 as previously reported.

Exchange Rates

      There are two legal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. The "Commercial Market Rate" is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank. The "Floating Market

Rate" generally applies to transactions to which the Commercial Market Rate does not apply. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are reported by the Central Bank on a daily basis.

      Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank. After the implementation of the Real Plan, the Central Bank initially allowed the real to float with minimal intervention. On March 6, 1995, the Central Bank announced that it would intervene in the market and buy or sell U.S. dollars, establishing a trading band (faixa de flutuacao) in which the exchange rate between the real and the U.S. dollar would fluctuate. From 1995 through 1998, the Central Bank periodically adjusted the trading band upward.

      On January 13, 1999, the Central Bank attempted a limited devaluation of the real by modestly elevating the band width in which the real was allowed to trade. When this limited devaluation proved unsuccessful, the Central Bank announced that it would no longer use its foreign currency reserves to protect the value of the real (with the exception of limited interventions to restrain abrupt fluctuations in the exchange rate), thereby allowing the real to float freely against other currencies. Consequently, in the weeks following the initial devaluation, the real has lost more than 40% of its value against the U.S. dollar. There can be no assurance that the Central Bank will not institute a new band in the future or that the real will not devalue further.

      On January 25, 1999, in the wake of the devaluation and the adoption of a floating exchange regime, the National Monetary Council adopted Resolution No. 2588, effective as of February 1, 1999. Pursuant to such resolution, banks that are authorized to operate in the Commercial Market are required to unify their positions in the two different markets. These markets are now differentiated solely for regulatory purposes. As a result of Resolution No. 2588, since February 1, 1999 the Commercial Market rate and the Floating Market rate have offered substantially similar pricing and liquidity, despite the potential for distinct treatment for regulatory purposes in the future. Certain specific foreign exchange transactions are carried out through the Commercial Market and registered with the Central Bank through its electronic systems. Such registration allows the remittance of funds abroad through the Commercial Market.

      The following table provides the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated.

                                                       Exchange Rates of reais per U.S. $1.00
                                               ----------------------------------------------------
                                               Low           High          Average(1)    Period End
                                               --------      --------      --------      ----------
   Year Ended:

   December 31, 1999.......................    1.207800      2.164700      1.816200      1.789000
   December 31, 2000.......................    1.723400      1.984700      1.830200      1.955400
   December 31, 2001.......................    1.935700      2.800700      2.350600      2.320400
   December 31, 2002.......................    2.270900      3.955200      2.923600      3.533300
   December 31, 2003.......................    2.821900      3.662300      3.078300      2.889200

   Month Ended:

   January 31, 2004........................    2.802200      2.940900      2.851800      2.940900
   February 28, 2004.......................    2.904200      2.987800      2.930300      2.913800
   March 31, 2004..........................    2.875200      2.941000      2.905500      2.908600
   April 30, 2004..........................    2.874300      2.952200      2.906000      2.944700
   May 31, 2004............................    2.944700      3.205100      3.100400      3.129100
   June 29, 2004...........................    3.103000      3.165100      3.130200      3.118300

----------
      (1) Calculated as the average of the month-end exchange rates during the relevant period. Source: Central Bank of Brazil.

      On June 29, 2004, the Commercial Market rate (sell) as reported by the Central Bank was 3.1183 per U.S.$1.00.

      For a description of certain applicable exchange controls, see Item 10, "Additional Information--Exchange Controls." See also Item 3, "Key Information--Risk Factors--Factors Relating to Brazil."

B.    Capitalization and Indebtedness

      Not applicable.

C.    Reasons for the Offer and Use of Proceeds

      Not applicable.

D.    Risk Factors

      Before making any investment decision, investors should carefully read this entire Annual Report and should consider carefully, in light of their own financial circumstances and investment objectives, all the information set forth herein and, in particular, certain matters with respect to debt securities issued by Brazilian companies, including, without limitation, those set forth below.

Factors Relating to the Company

      The Company has incurred substantial operating losses.

      Since its inception in 1989, the Company has been developing its businesses and continues to sustain substantial operating losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by the Company have been funded principally by capital contributions from shareholders, borrowings under shareholder loans, dispositions of non-strategic assets, bank loans and other borrowings made from time to time. Management of the Company has undertaken efforts to generate the cash flow necessary to meet the Company's cost structure, including the sale of non-strategic assets, the reduction of indebtedness and internal cost-cutting measures.

      The Company's consolidated financial statements for the year ended December 31, 2003 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2 to the Company's financial statements, the Company's recurring losses from operations, working capital deficiency and shareholders' deficit raise substantial doubt about its ability to continue as a going concern. In this regard, managements' plans include: (i) increasing the Company's subscriber base and implementing technological upgrades to its pay television networks; (ii) streamlining the Company's principal operating procedures to increase productivity and profitability; (iii) the continuation of a cost reduction program which was initiated in 2002; (iii) adjusting the Company's capitalization (including indebtedness) to provide for long term growth and stability and (iv) sales of non-strategic assets and the discontinuation of noncompetitive businesses. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

      The Company operates in a competitive pay television industry.

      The pay television industry in Brazil is, and is expected to continue to be, highly competitive. The Company competes with providers of pay television services utilizing Cable, MMDS and DBS technology delivery systems and any new delivery systems which may be introduced, as well as existing off-air broadcast television networks, movie theaters, video rental stores, internet service providers and other entertainment and leisure activities generally.

      The success of the Company's operating strategies is subject to factors that are beyond the control of the Company and difficult to predict due, in part, to the limited history of pay television services in Brazil. Consequently, the size of the Brazilian market for pay television, the rates of penetration of that market, the acceptance of pay television by subscribers and commercial advertisers, the sensitivity of potential subscribers to the price of installation and subscription fees and the extent and nature of the competitive environment in the Brazilian pay television industry are uncertain.

      The Company's activities are extensively regulated.

      Substantially all of the Company's business activities are regulated by the federal Agencia Nacional de Telecomunicacoes (Brazilian Telecommunications Agency, or "ANATEL"). Such regulation relates to, among other things, licensing, local access to Cable and MMDS systems, commercial advertising, and foreign investment in Cable and MMDS systems. Changes in the regulation of the Company's business activities, including decisions by regulators affecting the Company's operations (such as the granting or renewal of licenses or decisions as to the subscription rates the Company may charge its customers) or changes in interpretations of existing regulations by courts or regulators, could adversely affect the Company. ANATEL has the authority to grant Cable and MMDS licenses pursuant to public bidding processes. The Company is unable to predict what impact, if any, such public bidding will have on its ability to launch and operate new systems. Any new regulations could have a material adverse effect on the subscription television industry as a whole and on the Company in particular.

      The Company may require additional financing.

      If the Company fails to meet its projected operating results or its capital needs exceed its projected requirements, the Company may require substantial investment on a continuing basis to finance its corresponding capital expenditures. The Company may also require substantial additional capital for any new pay television license acquisitions or investments or acquisitions of entities holding such licenses, or for any investments in or acquisitions of other existing pay television operations in order to further expand the Company's operations. The amount and timing of the Company's future capital requirements will depend upon a number of factors, many of which are not within the Company's control, including subscriber growth and retention, programming costs, capital costs, marketing expenses, staffing levels, and competitive conditions. There can be no assurance that the Company's future cash requirements will not increase as a result of unexpected developments in the Brazilian pay television industry. Failure to obtain any required additional financing to meet these requirements could adversely affect the growth of the Company and, ultimately, could have a material adverse effect on the Company.

      The Company's debt obligations are subject to foreign exchange risk.

      A significant portion of the debt obligations of the Company (i.e., the Senior Notes) are denominated in U.S. dollars, while the Company generates revenues only in Brazilian reais. The Company also incurs a significant portion of its programming costs in U.S. dollars. Consequently, a significant devaluation of the real against the U.S. dollar can significantly affect the Company's ability to meet its obligations and fund its capital expenditures, and could adversely affect its results of operations. In addition, shifts in currency exchange rates may have a material adverse effect on the Company and may force the Company to seek additional capital, which may not be available to it. While the Company may consider entering into transactions to hedge or otherwise share with programmers the risk of exchange rate fluctuations, it may not be possible for the Company to obtain such arrangements on commercially satisfactory terms.

      The Company's industry is subject to rapid changes in technology.

      The pay television industry as a whole is, and is likely to continue to be, subject to rapid and significant changes in technology. The Company is presently upgrading its Cable system in Sao Paulo and, in the near future, its MMDS systems to offer digital services and believes that, for the foreseeable future, existing and developing alternative technologies will not materially adversely affect the viability or competitiveness of its pay television business. However, there can be no assurance as to the effect of such technological changes on the Company or that the Company will not be required to expend substantial financial resources in the development or implementation of new competitive technologies.

      The Company has limited assets and depends on its subsidiaries to repay indebtedness.

      Tevecap's operations are conducted through, and substantially all of Tevecap's assets are owned by, Tevecap's direct and indirect subsidiaries. The ability of Tevecap to meet its obligations in respect of its indebtedness, including the Senior Notes, will depend on, among other things, the future performance of such subsidiaries (including the Guarantors) and the ability of Tevecap to refinance such indebtedness at maturity (or upon early redemption or otherwise). In addition, the ability of Tevecap's subsidiaries to pay dividends and make other payments to Tevecap may be restricted by, among other things, applicable corporate and other laws and regulations and by the terms of agreements to which such subsidiaries may become subject. In particular, Brazilian companies are allowed to distribute dividends only if, after a given fiscal year, its net profits exceed accumulated losses. In addition, the property and assets (including receivables) of certain of Tevecap's subsidiaries have liens placed upon them pursuant to existing and future financings.

Factors Relating to Brazil

      Brazilian political and economic conditions may have a material adverse effect on the Company.

      The Brazilian economy has been characterized by significant involvement by the Brazilian government, which often changes monetary, credit and other policies to influence Brazil's economy. The Brazilian government's actions to control inflation and other economic policies have often involved wage and price controls, modifications to the Central Bank's base interest rates, and other measures, such as the freezing of bank accounts, which occurred in 1990.

      The Brazilian government's economic policies may have important effects on Brazilian corporations and other entities, including the Company, and on market conditions and prices of Brazilian securities. The Company's financial condition and results of operations may be adversely affected by the following factors and the Brazilian government's response to these factors:

      o     devaluations and other exchange rate movements;

      o     inflation;

      o     exchange control policies;

      o     social instability;

      o     price instability;

      o     energy shortages;

      o     interest rates;

      o     liquidity of domestic capital and lending markets;

      o     compliance with IMF performance guidelines;

      o     tax policy; and

      o other political, diplomatic, social and economic developments in or affecting Brazil.

      In addition, in October 2002, Brazilians elected Luiz Inacio Lula da Silva, a workers' party candidate that has in the past voiced opposition to market reforms and the repayment of Brazil's external debt, as their new president.

Although the da Silva administration has largely continued the free market policies of the prior administration, the Company cannot predict the effect that the policies of the da Silva administration may ultimately have on Brazilian economic conditions or on the Company's financial condition and results of operations.

      Devaluations of the Brazilian real may negatively affect the financial results of the Company.

      The exchange rate between the real and the U.S. dollar, the relative rates of real devaluation and the prevailing rates of inflation have affected the Company's financial results and may continue to do so in the future. A substantial portion of the Company's indebtedness and some of its operating expenses and capital expenditures are, and are expected to continue to be, denominated in or indexed to the U.S. Dollar and other foreign currencies.

      After its introduction on July 1, 1994, the real initially appreciated against the U.S. dollar, and concerns arose about the overvaluation of the real relative to the U.S. dollar. To address such concerns and to avoid a rapid devaluation of the real, in March 1995 the Brazilian Government established a trading band for the real against the U.S. dollar with a view to a gradual devaluation of the real. As a result of economic instability in Brazil in late 1998 and early 1999, the trading band was abandoned, resulting in a significant devaluation of the real against the U.S. dollar. Since January 1, 1999, the real/U.S. dollar exchange rate has ranged from a low of R$1.21 per U.S.$1.00 on January 4, 1999 to a high of R$3.9552 per U.S.$1.00 on October 22, 2002. There can be no assurance that the real will maintain its current value. It is uncertain whether the Brazilian Government will reimplement the trading band policy or any other type of currency exchange control mechanism. See Item 10, "Additional Information - Exchange Controls."

      Devaluations of the real relative to the U.S. dollar also create additional inflationary pressures in Brazil that may negatively affect the Company. In addition, a significant devaluation generally results in a curtailment of access to foreign financial markets for the Company and can lead to government intervention, including recessionary government policies.

      The purchase and sale of foreign currency in Brazil is subject to governmental control.

      The purchase and sale of foreign currency in Brazil is subject to governmental control. Since 1983, the Central Bank has centralized certain payments of principal on external obligations. The Central Bank also assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt.

      It is uncertain whether in the future the Brazilian Government will institute a more restrictive exchange control policy. Such a policy could affect the ability of Brazilian debtors (including the Company) to make payments outside of Brazil to meet foreign currency obligations under foreign currency-denominated liabilities, including the Senior Notes. Many factors beyond the control of the Company may affect the likelihood of the Government's imposition of such restrictions at any time. Among such factors are:

      o     the extent of Brazil's foreign currency reserves;

      o the availability of sufficient foreign exchange on the date a payment is due;

      o the size of Brazil's debt service burden relative to the economy as a whole;

      o     Brazil's policy towards the International Monetary Fund; and

      o     political constraints to which Brazil may be subject.

      The Government has not imposed any restrictions on payments by Brazilian issuers in respect of securities issued in the international capital markets to date. However, it may choose to impose such restrictions in the future if necessary. See Item 10, "Additional Information - Exchange Controls."

      Brazil has experienced periods of extreme inflation.

      Until mid-1994 Brazil experienced extremely high rates of inflation. The inflation contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

      After the introduction of the Real Plan, the rate of inflation as measured by the IGP-DI fell steadily to 1.71% in 1998. Inflation increased to 19.98% in 1999 as a result of the devaluation of the real in January 1999, decreased to

9.81% for 2000, reached 10.40% in 2001 and increased to 26.41% in 2002. In 2003 the annual inflation rate decreased to approximately 7.67%. It is uncertain whether future actions of the Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate those experienced since the introduction of the Real Plan or whether any increase in inflation will have a material adverse effect on the results of operations and financial condition of the Company.

      The availability of credit in the Brazilian market may be limited by external events.

      A number of developments or conditions have significantly affected the availability of credit in the Brazilian economy. External events have from time to time resulted in considerable outflows of funds and declines in the amount of foreign currency invested in Brazil. Such events include the devaluation of the Mexican peso in December 1994, the Asian economic crisis of 1997, the Russian currency crisis of 1998, the currency instability that Brazil faced in 1999, and the ongoing recession in Argentina. To defend the real during such events and to control inflation, the Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit. It is uncertain whether these disruptions in the Brazilian economy will adversely affect the Company's financial condition or results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

      TVA is a major pay television operator in Brazil and one of the country's primary pay television programming distributors. In 1989, TVA was the first to provide pay television services in Brazil. TVA presently offers pay television and Internet broadband services utilizing cable and MMDS distribution technologies to nearly 285,000 direct pay television subscribers and 20,000 broadband Internet subscribers (residential and corporate). TVA is a majority-owned subsidiary of Abril Comunicacoes S.A. ("Abril"), an affiliate of Editora Abril, one of Latin America's largest communications groups. TVA's other beneficial shareholders are Falcon International Communications (Bermuda) L.P. ("Falcon International") and JP Morgan Partners LLC ("JPM"). In addition, until December 2003, TVA's other principal shareholders included affiliates of The Hearst Corporation ("Hearst") and ABC. Inc. ("ABC").

      TVA conducts its pay television operations through two wholly-owned operating systems: TVA Sistema de Televisao S.A. ("TVA Sistema") and TVA Sul Parana Ltda. ("TVA Sul"). Through its MMDS and Cable systems, TVA serves six cities with a combined population of approximately 31 million, including three of the seven largest cities in Brazil: Sao Paulo (population of 10.4 million), Rio de Janeiro (population of 5.9 million) and Curitiba (population of 1.6 million).

      In 2004 TVA expects to launch a significant upgrade of its cable services in Sao Paulo by offering to its customers digital services. TVA will be the first Brazilian cable pay television operator to provide digital services, including digital video recorders ("DVRs") to its customers. TVA's digital service will allow customers to view additional channels, including pay per view channels and audio channels, utilize an electronic programming guide, and select a number of languages and subtitles in which to view programs. In addition, DVRs will offer improved video and audio quality as compared to current Cable and Ku-Band services, and will allow customers to pause, rewind and record live television.

      As of December 31, 2003, TVA also held a minority interest in each of Canbras TVA Cabo Ltda., TV Cabo Santa Branca Comercio Ltda. and Canbras Parana Ltda. (collectively, "Canbras TVA"), which together provide cable television services to an additional 19 cities with a total population of 2.9 million. In October 2003, the Company entered into an agreement to sell its entire equity interest in Canbras TVA to Horizon Cablevision do Brasil S.A. The consummation of this sale, which received ANATEL approval on June 16, 2004, is pending the satisfaction of customary conditions precedent. Abril has received proceeds of the sale of Canbras TVA in the amount of U.S.$5.8 million (as repayment of indebtedness owed by TVA) and in connection therewith TVA will record a capital gain, following the consummation of the sale, of approximately U.S.$8.4 million.

      In addition, TVA provides high speed Internet services in the Sao Paulo and Rio de Janeiro metropolitan areas through TVA Sistema under the "Ajato" brand. Ajato, the first broadband high speed internet service provider created in

Brazil, is a Portuguese language content and service portal offering multimedia, real video and music and video conferencing services, among others. TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato. In 2003, in an affiliation with Editora Abril, Ajato began offering Veja SP and Veja RJ, portals through which subscribers have exclusive access to the Sao Paulo and Rio de Janeiro local editions of Veja, Brazil's most popular weekly magazine (published by Editora Abril).

      In addition to exploring synergistic opportunities with Editora Abril, since 2002 TVA has developed alliances with third parties for the utilization of its Cable and MMDS networks to provide a variety of communications services. Through such alliances, TVA was the first Brazilian pay television company to offer pay-per-band services (2003) and Wi-Fi services (2004).

      Until July 1999, TVA, through Galaxy Brasil Ltda. ("Galaxy Brasil"), was the exclusive provider in Brazil of DIRECTV, a digital direct broadcast satellite Ku-Band service. Galaxy Brasil receives programming, scheduling and related services for DIRECTV from Galaxy Latin America, LLC ("GLA"), in which TVA held a 10% equity interest. The current owners of GLA are a unit of Hughes Electronics Corporation and a member of the Cisneros Group. Through local operating companies such as Galaxy Brasil, GLA provides DIRECTV service throughout much of Latin America and the Caribbean. TVA, through TVA Banda C Ltda. ("TVA Banda C"), also provided digital C-Band television service.

      In July 1999 TVA consummated the sale of Galaxy Brasil, TVA Banda C and certain assets related thereto, including its interest in GLA, to GLA and the members thereof (such sale, the "DBS Sale"). The net cash proceeds to TVA at the closing of the DBS Sale were approximately U.S.$177.6 million. The total consideration received by TVA was comprised of the net cash proceeds received at closing, a promissory note in the principal amount of U.S.$25.5 million (which was subsequently paid), the assumption of certain dollar and real-denominated indebtedness and the release of certain guarantees given by TVA and one of its subsidiaries in respect of certain obligations of Galaxy Brasil.

      After the consummation of the DBS Sale, TVA significantly lowered its total indebtedness, which decreased from U.S.$392.1 million as of December 31, 1998 to U.S.$223.9 million as of December 31, 2000. TVA also significantly reduced its indebtedness in 2001 through the capitalization of loans in the aggregate principal amount of $123,159 made to TVA under the Abril Credit Facility. As of December 31, 2003, TVA's indebtedness was approximately U.S.$95.8 million, of which US$56.1 million consists of obligations to third parties (principally the Senior Notes) and US$39.7 million consists of indebtedness under the Abril Credit Facility. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

      Since 1999 the Company has also concluded the sale of its interests in programming ventures in order to focus its activities primarily on the distribution of programming through Cable and MMDS systems. In November 1999, TVA concluded the sale of its 50% equity interest in ESPN Brasil, the provider of ESPN Brasil programming, to ESPN Brazil, Inc., which previously held the remaining 50% equity interest. ESPN Brazil, Inc. is indirectly held by ABC (80%) and Hearst (20%). In July 2000, TVA concluded the sale of its 24.0% equity interest in HBO Brasil Partners, the provider of HBO Brasil programming, to the remaining holders of HBO Brasil Partners. Finally, in November 2000, the Company concluded the sale of its Eurochannel operations to Multithematiques, a European programming operator. In consideration for the sale of these programming-related assets, the Company received net proceeds of approximately $54.9 million.

      During the three years ended December 31, 2003, the Company incurred capital expenditures of approximately $52 million, primarily in connection with the purchase of reception equipment, converters for installation throughout its Cable and MMDS systems in Brazil, other equipment required to upgrade its Cable and MMDS networks and the development of its internet operations. Management estimates that $11 million will be required in 2004, principally in connection with the purchase of installation materials and equipment, Cable and MMDS technological upgrades (including the introduction of digital services) and the development of its pay TV and internet operations (including the replacement of Churn and the increase of the subscriber base).

      Tevecap S.A. is a corporation of unlimited duration under the laws of the Federative Republic of Brazil. Tevecap's registered office is located at Av. das Nacoes Unidas, 7221 - 7(0) andar, Sao Paulo, 05425-902 SP, Brazil (telephone:
+55-11-3037-5127).

B. Business Overview

Business Strategy

      Management of the Company has determined that the concentration by the Company on its core Cable and MMDS businesses offers the Company the best opportunity to achieve long term profitability. In addition, the Company is taking advantage of technological developments to use its Cable and MMDS infrastructure to provide high speed data transmission, interactive services and other telecommunications services over its Cable and MMDS systems and to take advantage of possible deregulation and the growing demand for these services in Brazil. The Company is upgrading its Cable systems to provide digital services and, through Ajato, has already begun providing high-speed broadband internet services through its Cable network in the Sao Paulo and Rio de Janeiro metropolitan areas. The Company also continues to explore the development of digital compression of MMDS signals for pay television and Internet services.

      In addition, the Company seeks to increase its penetration in existing markets by: (i) expanding the range of TVA's Cable systems by seeking pre-wiring arrangements with residential housing developers (infrastructure saturation),
(ii) improving the signal quality and coverage of TVA's MMDS systems by using signal repeater technology and (iii) maximizing penetration by offering flexible tiered subscription options and developing programming packages to appeal to more households. TVA's programming, unlike that of its primary competitors, is provided through encoded signals and fully addressable converters, thereby permitting the creation of a variety of programming packages. TVA's tiered programming packages allow subscribers to customize their programming packages and offer a greater number of choices in terms of pricing and types of programming. The Company expects that these tiered programming packages will attract new subscribers, including members of the C class, as well as retain current subscribers, thereby reducing Churn. In addition, TVA constantly seeks strategic partnerships which allow the Company to "bundle" the services of other providers with TVA's own services utilizing TVA's infrastructure and management services.

Programming Distribution and Markets

      The following table sets forth information regarding the markets in which TVA operates pay television systems and distributes programming, as of December 31, 2003:

                                                                                                                   Pay Television
                                                                                               Average Revenue       Programming
                                  Service Launch        TV        Class ABC                     per Month per         Channels
                                        Date         Homes(a)    TV Homes(a)    Subscribers       Subscriber           Offered
                                  ---------------    ---------   -----------    -----------    ---------------     --------------
Owned Systems:
MMDS

TVA Sistema
     Sao Paulo .................   September 1991    2,258,831       785,288       35,782         $  24.30                28
     Rio de Janeiro ............     March 1992      1,907,346     1,007,975       62,180            24.95                27
TVA Sul
     Curitiba ..................     March 1992        426,836       241,405        6,793            16.82                15
Cable(b)
TVA Sistema
     Sao Paulo .................    October 1994       667,426       444,297      137,710            27.35                58
TVA Sul
     Curitiba ..................    January 1995       317,468       158,896       20,255            24.35                51
     Camboriu ..................     June 1996          22,925        14,854        9,070            21.90                48
     Foz do Iguacu .............     June 1996         105,894        42,944        6,462            17.76                53
     Florianopolis .............   September 1996      202,549       124,924        5,938            23.89                50
Total MMDS and Cable
  Subscribers ..................         --                 --            --      284,190                                 --
Subscribers Awaiting
  Installation .................                            --            --          765               --                --
Total
Subscribers ....................         --                 --            --      284,955               --                --
                                                                                  =======

(a)   This data is based on information provided by Pay TV Survey and IBGE.

(b) The Company's Cable Systems in Sao Paulo, Curitiba, Camboriu, Foz do Iguacu and Florianopolis had approximately 668,191, 201,615, 19,890, 18,060 and 29,822 Homes Passed, respectively, as of December 31, 2003.

Brazilian Pay Television Market

      Brazil is the largest television and video market in Latin America with an estimated 43.8 million TV Homes which, as of December 31, 2003, watched on average approximately 2.5 hours of television per day. In residences that have access to free television, pay television, interenet services, newspapers and magazines, pay television is the leader in terms of share of time, with a 24% share, in spite of its relatively recent entry into the market. Approximately
4.7 million television sets and 1.5 million VCR and DVD units were sold in Brazil during 2002. The pay television industry in Brazil began in 1989 with the commencement by TVA of UHF service in Sao Paulo. As of December 31, 2003, there were an estimated 3.6 million pay television subscribers, representing approximately 8.2% of Brazilian TV Homes. By comparison, as of December 31, 2003, 69% of TV Homes in Argentina, 16% of TV Homes in Mexico and 82% of TV Homes in the United States of America subscribed to pay television. Management believes that the number of pay television subscribers in Brazil will continue to grow as pay television reaches more households both through the expansion of existing and new MMDS and Cable systems and through development of nationwide Ku-Band transmission systems. In addition, management expects that the pay television industry in Brazil will undergo a period of consolidation in the near future due to the failure of the industry to grow as expected since its inception and the need by pay television companies to increase numbers of subscribers and revenue in order to reach or maintain profitability.

Distribution Operating Systems

      TVA distributes programming through Cable and MMDS distribution technologies. The availability of these two distribution technologies enables TVA to exploit the income and population characteristics, topography and competitive dynamics of each of its markets.

      MMDS

      TVA operates Brazil's largest MMDS network and serves the country's major metropolitan areas. MMDS systems are typically easier to deploy and require relatively little capital investment for construction and maintenance as compared to Cable systems. Programming is transmitted by signals through the air from microwave transmitters to a small receiving antenna located at a subscriber's home or dwelling unit. At the subscriber's location, the microwave signals are converted to frequencies that can pass through a conventional coaxial cable into a decoder located near a television set. All of TVA's MMDS systems use addressable converters, which permit TVA to offer tiered pricing options that are expected to attract new customers, retain existing customers and reduce Churn. In accordance with Brazilian regulations, each MMDS license allows an MMDS operator to provide service to households in a circular area within a radius of 35 kilometers, expandable to 50 kilometers, depending on the technical capability of the operator and viable economic business models. However, tall buildings and other tall structures may block reception of an MMDS signal although the Company is experimenting with NLOS (non-line of sight) MMDS technology that would avoid such blockages, thereby allowing the Company to defer costly investments, in particular for Internet services. MMDS is being used in other emerging pay television markets such as Venezuela, Hong Kong and Mexico, where Cable has a strong incumbent position.

      TVA owns four MMDS licenses and operates MMDS systems in Sao Paulo, Rio de Janeiro and Curitiba, which have an aggregate population of approximately 17.9 million. TVA serves 104,755 MMDS subscribers in these three cities. TVA's MMDS systems offer between 15 and 28 channels of programming.

      In 2000 ANATEL authorized TVA to utilize, under TVA's MMDS licenses, the frequencies corresponding to the return channels of its MMDS systems. TVA presently uses these frequencies, which range from 2170 to 2182 MHz, to provide bi-directional broadband Internet services.

      Cable

      TVA presently operates Cable systems in Sao Paulo, Curitiba and three other cities in southern Brazil (Camboriu, Foz do Iguacu and Florianopolis). Cable service involves a broad band network employing radio frequency transmission through coaxial and/or fiber optic cable. Cable systems consist of four major parts: a headend, a distribution network, a subscriber network and a house terminal. The programming is collected from the headend, then processed and fed into the distribution path (trunk and distribution cable), which consists of coaxial and/or fiber optic cables. The signal is then fed into a subscriber network that is either located in an apartment building or a subscriber's home. Most of TVA's systems are constructed with 750 MHz bandwidth capacity. Those systems that are not constructed with 750 MHz capacity are equipped with 550 MHz capacity, which is readily upgradeable to 750 MHz capacity. This technology enables TVA to provide interactive services, including internet service and, in the future, telecommunications. TVA launched its Ajato high-speed internet service through its Cable system to subscribers in Sao Paulo in 1999. In addition, TVA's Cable systems use fully addressable converters, which allow the provision of pay-per-view services and enable TVA to upgrade, downgrade or disconnect a subscriber's service from the headend on short notice.

      TVA, through TVA Sistema and TVA Sul, owns six Cable licenses and operates Cable systems in Sao Paulo, Curitiba (where TVA originally owned three licenses that were later merged into one license), Camboriu, Florianopolis and Foz do Iguacu, which have an aggregate population of approximately 24 million and 179,435 subscribers.

      As of December 31, 2003, TVA had deployed approximately 4,393 kilometers of its Cable network, including 189 kilometers of fiber optic cable, consisting of a 701 kilometer fiber optic loop in Sao Paulo and a 118 kilometer fiber optic network serving Curitiba, Camboriu, Foz do Iguacu and Florianopolis. As of December 31, 2003,TVA's Cable systems passed 668,191 homes in Sao Paulo, 201,615 homes in Curitiba and a total of 937,578 homes throughout all of TVA's Cable systems.

      TVA currently offers between 48 and 58 analog channels of programming (including off-air channels) on its Cable systems, depending on the market, and has the capability of offering up to 77 analog channels using up to 550 MHz and 110 analog channels using up to 750 MHz. During the twelve months ended December 31, 2003, TVA averaged approximately (186) net new Cable subscribers per month. The reduction in Cable subscribers per month is a result of the Company's strategy of eliminating unprofitable subscribers.

      Internet

      TVA, through TVA Sistema, provides high speed Internet services in the Sao Paulo and Rio de Janeiro metropolitan areas. "Ajato" service offers high speed broadband Internet access utilizing TVA's Cable and MMDS networks. TVA provides bi-directional Internet services through both its Cable and MMDS systems.

      TVA's "Ajato" service was the first broadband high speed Internet service created in Brazil. Ajato is a Portuguese language content and service portal offering multimedia, real video and music and video conferencing services, among others. TVA is actively pursuing alliances with content and e-commerce providers in order to provide a diverse and competitive portfolio of services through Ajato. In 2003 Ajato was named the best broadband Internet service in Brazil by a poll conducted among Internet users by Info Exame.

      In addition, TVA provides broadband Internet services to small and mid-sized companies through its "Ajato Empresas" service. Ajato Empresas targets companies that have not traditionally had access to broadband Internet services, which TVA estimates comprises approximately 90% of the small and mid-sized companies in the Sao Paulo and Rio de Janeiro metropolitan areas. Management of TVA believes Ajato Empresas provides a reasonably priced alternative (with 90% guaranteed bandwidth offer, 98% availability and four hours maximum time to repair) to relatively expensive fiber optic services and less expensive, but lower-quality, ADSL services.

      In the fourth quarter of 2002 TVA, upon receiving a license to provide multimedia communications services (SCM), initiated a new version of Ajato that combines the services of an Internet access provider and Internet service provider. In addition, in 2003 TVA initiated "Ajato Condominio," an Internet service directed at apartment buildings, a low price solution to the market that already represents approximately 40% of TVA's total monthly new Internet sales.

      As of December 31, 2003, Ajato had 18,773 residential subscribers and 1,410 corporate clients with a monthly subscription fee of $27.41 and $161.08, respectively, for unlimited internet service.

Canbras TVA

      As of December 31, 2003, TVA held a 36% equity interest (and 51% of the total voting capital) in each of the Canbras TVA companies (Canbras TVA Cabo, TV Cabo Santa Branca and Canbras Parana). Canbras TVA operates Cable networks in ten cities in the greater Sao Paulo area and four cities in the state of Parana with a combined population of over 3.1 million.

      In October 2003, TVA entered into an agreement to sell its entire equity interest in Canbras TVA to Horizon Cablevision do Brasil S.A. for a purchase price of U.S.$5.8 million, the proceeds of which will be used to repay indebtedness outstanding under the Abril Credit Facility, thereby reducing TVA's total indebtedness. The consummation of this sale received the approval of ANATEL on June 16, 2004 and is pending the satisfaction of customary conditions precedent. Following the consummation of the sale, TVA will record a capital gain of approximately U.S.$8.4 million. In addition, upon consummation of the sale, the Association Agreement, dated June 14, 1995, among TVA, TVA Sistema, the Canbras TVA companies, Canbras and Canbras Participacoes Ltda. (the "Canbras Association Agreement") will terminate. The Canbras Association Agreement presently provides for each of the Canbras TVA companies to be governed by a management committee of three members, one of which TVA has the right to designate. In addition, under the Canbras Association Agreement TVA agreed to supply to Canbras TVA all programming regularly supplied to TVA's Cable and MMDS Systems at "most favored prices" and other terms at which programming is provided to TVA's Cable and MMDS Systems or to third parties in arm's-length transactions.

UHF Licenses

      In December 2003 TVA, through certain affiliated entities, entered into an agreement to transfer four UHF licenses held in certain states of Brazil to a third party. The net proceeds to TVA from the sale of such licenses upon consummation of the sale will be R$8.0 million (U.S.$2.8 million), together with monthly payments of R$40,000

(U.S.$13,840) for technical services. The sale is conditioned upon a number of customary conditions precedent, including the approval of ANATEL. The proceeds from the sale of these licenses will also be used to repay indebtedness outstanding under the Abril Credit Facility.

Programming

      TVA, through its MMDS and Cable systems, currently provides a programming package consisting of 15 to 58 television channels. TVA programming emphasizes sports, movies, children's programming and news with a secondary emphasis on general entertainment.

      With respect to MMDS and Cable service in TVA's markets, TVA is currently the sole provider of HBO Brasil, HBO Brasil 2, Cinemax, Max Prime, Disney Channel, E! Entertainment, A&E Mundo, BandNews, BandSports, Eurochannel, Film&Arts, Locomotion, NHK and ART.

      In addition, TVA has entered into a number of programming agreements with other international programming providers. For example, TVA has entered into agreements with Turner Broadcasting Systems Latin America Inc. (Boomerang, Cartoon Network, TNT, CNN International, CNN Espanol), Fox Latin American Channel Inc. (Fox and National Geographic), Discovery Latin America (People+Arts, Discovery, Discovery Kids and Animal Planet).

      TVA currently offers subscribers the following channels, among others:

      Movies and Series

      HBO Brasil is the dominant first-run pay television movie channel in Brazil, featuring movies and original films and series. HBO Brasil airs 24 hours a day, offering an average of 12 different films per day with limited commercial slots. All films are either subtitled or dubbed into Portuguese. In the case of dubbed versions, viewers can listen to the original soundtrack on an SAP (second audio program) channel. TVA also offers HBO Brasil 2, transmitting HBO Brasil with a six hour time shift.

      AXN is a films and series channel with emphasis on action, adventure, extreme sports and reality shows.

      Cinemax is a premium 24-hour movie channel with a film library complementary to that of HBO Brasil. Cinemax features a different variety of movie each day of the week.

      Max Prime is a 24-hour movie channel offering classic and independent movies, "making-of" features and other award-winning movies. Max Prime differentiates itself from other channels by being a non-sports related channel designed primarily for male viewers.

      Eurochannel offers subscribers programs from major European programming distributors, such us Canal +, BBC, Channel 4, TF1, France 2/3, Europe Images and Gaumont. Eurochannel also offers, series, mini-series, documentaries, music and variety shows.

      Film & Arts is an arts and movie channel, following the same concept as the U.S. version of the Bravo channel, showing high quality cultural events, such as classical music, jazz, opera, ballet and European movies.

      Fox presents movies, as well as programs from the 2,000 titles in the library of Twentieth Century Fox Television International ("Fox"). Fox also presents American television series, such as 24 Hours, Boston Public and The Simpsons, among many others.

      Sony Entertainment is primarily a comedy channel, produced by Sony Pictures Entertainment, Inc., exhibiting popular series such as Friends, My Wife and Kids, 8 Simple Rules and Mad About You.

      TNT is a movie channel that offers the Turner Network Television movie collection, including over 5,000 classic movie titles from Metro Goldwyn Mayer, Inc. pursuant to a non-exclusive agreement with Turner International,

Inc. The movies presented by TNT are broadcast in stereo sound and subtitled or dubbed in Portuguese or Spanish. In the case of dubbed versions, viewers can listen to the original soundtrack on a SAP channel.

      Warner is a family entertainment channel, with new and classic cartoons, movies and special series.

      Canal Adulto is a premium channel featuring a variety of adult programming, including national and international movies, classic movies, animated features and other erotic programs.

      Sports

      ESPN Brasil, a popular sports channel, provides coverage of Brazilian soccer games and other Brazilian and international sports entertainment programs, mixed with programming from ESPN2.

      ESPN International is the second sports channel offered by TVA. ESPN International offers a number of sporting events, including auto racing, Olympic-style sports, National Football League games, professional tennis matches, Major League Baseball games, and men's and women's National Basketball Association games. BandSports is a 24 hour sports channel, produced locally by TV Band, providing coverage of national and international sporting events, including boxing, auto racing and tennis, as well as a number of sports news programs.

      News

      BandNews is the first Brazilian headline news program. Produced locally by TV Band, BandNews presents news 24 hours per day in 15 minute blocks, featuring the most recent events and relevant news in Brazil and abroad.

      CNN International features news and information programming, offering international news coverage concerning politics, business, financial and economic developments, 24 hours a day.

      CNN Espanol is the Spanish version of CNN International.

      Educational Programming

      Discovery is comprised of programming shown on the U.S. Discovery Channel, based on topics in the areas of nature, science and technology, history, adventure and world cultures.

      A&E Mundo presents 24 hours per day of documentaries, biographies, mini-series and great moments in sports, music and history, including selected programming from the History Channel.

      People+Arts is a 24-hour channel presenting documentaries about arts, personalities and cultures from different countries around the world.

      Animal Planet is a family channel offering a variety of wildlife programs provided by the Discovery Network and the BBC.

      National Geographic offers quality documentaries on science, wildlife, culture, natural phenomena, and travel adventures. The channel is a joint venture of National Geographic Television (NGT), Fox Entertainment Group, and the National Broadcasting Company (NBC).

      The History Channel offers historical programming, featuring the people and events that have changed the world. It presents the past in an effort to allow viewers to better understand the world of today.

      Music and Entertainment

      E! Entertainment Television presents 24 hours per day of reports regarding movies, television, music, fashion and the arts.

      MTV Brasil is a 24-hour channel produced by MTV Brasil Ltda., a joint venture company owned by Abril and an indirect subsidiary of Viacom International (Netherlands B.V.). MTV Brasil is entirely produced in Brazil in Portuguese. MTV Brasil has licensing agreements with the MTV Network, a division of Viacom International, and transmits a combination of music and other video clips, cartoons and local programming.

      Locomotion is an animation channel with programming targeted to adolescents and adults, such as Dr. Keds, South Park and prominent animated works from Japan.

      Children's Programming

      Disney Channel offers children's and family-oriented movies, locally-produced live shows, series, cartoons and specials in Portuguese.

      Cartoon Network is an animated cartoon channel targeted to children that offers programs such as The Flintstones, The Jetsons and other classic series.

      Discovery Kids is a 24-hour channel featuring the best of Discovery programming for children.

      Fox Kids is a 24-hour channel featuring the best of Fox programming for children.

      Nickelodeon is a 24-hour channel for children offering programs such as Rugrats and Sponge Bob.

      Boomerang offers classic Hanna-Barbera animated programming 24-hours a day and is provided by Turner Broadcasting Systems (TBS).

Ethnic Programming

      ART features programming directed at Brazil's Arab community, including news, sports, films entertainment programs and other programs from Lebanese television.

      Deutsche Welle features programming in German, English and Spanish for the German community in Brazil.

      NHK offers programming in Japanese for Brazil's Japanese community.

      RAI offers programming in Italian for Brazil's Italian community.

RTPi, Radiotelevisao Portuguesa Internacional, is a Portuguese state-owned general entertainment channel produced and assembled in Portugal, airing music events, talk shows, movies, news and documentaries, exclusive to TVA.

Operations

      Marketing. TVA periodically conducts marketing surveys to gauge consumer preferences and evaluate new and existing markets. TVA also frequently evaluates the demographics of the subscribers to its programming, seeking to provide programming most in demand. In each market, TVA's marketing staff typically applies one or more of the following programs to attract subscribers: (i) extensive marketing tied to regional events such as soccer matches, (ii) neighborhood promotional events featuring large screen broadcasts of its channel offerings, (iii) direct mailings, (iv) telemarketing, (v) television, billboard, magazine and newspaper advertisements, (vi) pre-wiring arrangements with residential housing developers and (vii) other promotional marketing activities, including referral programs and promotional gifts.

      Installation. The installation package delivered to a new subscriber depends upon the type of programming delivery service chosen by the subscriber. The MMDS installation package features a standard rooftop mount linked to an antenna and related equipment, including a decoder, located at the subscriber's location. Cable service requires the installation of a cable line and a decoder at the subscriber's dwelling. Once a new subscriber has requested service, the time a subscriber waits for the commencement of service depends on several factors, including type of service, whether the subscriber has access to Cable, whether the subscriber is in a single family home or multiple dwelling unit and whether the topography of the surrounding area makes MMDS service viable. TVA provides installation service to subscribers, either with its own personnel or through local subcontractors. In approximately 90% of all cases, TVA installs its service and begins transmitting programming on the same day in which subscription orders are received.

      Programming Facilities. Programming equipment is used to prepare the programming material for transmission via TVA's MMDS and Cable systems. The programming equipment inserts commercial or promotional material, if appropriate, monitors the quality of the picture and sound, and delivers the material to the multiplexing system. For programming delivered to TVA as taped material, the programming equipment also compiles the various programming segments, inserting commercial and promotional material.

      Subscriber Service. Management believes that delivering high levels of subscriber service in installation and maintenance enables it to maintain high levels of subscriber satisfaction and to maximize subscriber retention. To this end, TVA attempts to promptly schedule installations, provides a subscriber service hotline in each of the metropolitan areas in which TVA operates, attempts to promptly provide response repair service, and attempts to make follow-up calls to new subscribers shortly after installation to ensure subscriber satisfaction. In addition, TVA utilizes a modern outsourced centralized call center in order to provide uniform and consistent customer service in connection with all of its operations. TVA seeks to instill a subscriber service focus in all its employees through ongoing training and has established an intra-company electronic mail system to provide a forum for employees to exchange ideas concerning ways to increase subscriber satisfaction. TVA also has various employee bonus programs linked to measures of subscriber satisfaction.

      Management Information Systems and Billing. Management believes that TVA's proprietary information management systems enable TVA to deliver superior subscriber service, monitor subscriber payment patterns and facilitate the efficient management of each of its operating systems. In November 2003 TVA implemented a new proprietary information management and billing system which management expects to generate cost savings of approximately $1 million per year, in addition to gains in productivity and synergies with other administrative functions. Management believes that TVA's billing procedures are an integral part of its strategy to maintain high levels of subscriber satisfaction and to maximize subscriber retention. Subscribers have the option to select the day on which payment for that month's service is due, out of ten possible dates each month, and pay their bills through payment at a bank, deduction from checking account or with a credit card.

Competition

      General

      TVA and the Operating Ventures compete with pay television service providers using Cable, MMDS and DBS transmission technologies. TVA expects to continue to face competition from a number of existing and future sources, including potential competition as a result of new and developing technologies and the easing of regulation in the pay television industry. TVA believes that competition is and will continue to be primarily based upon program offerings, customer satisfaction, quality of the system network and price. Since there is a limited history of pay television services in Brazil, there can be no assurance that, based on the potential size of the Brazilian pay television industry, the pay television market will be able to sustain a number of competing pay television providers. TVA also competes with national broadcast networks and regional and local broadcast stations.

      MMDS and Cable Service

      TVA competes with other major Cable and MMDS operators in each of its principal markets. TVA's principal competitors are Cable and MMDS systems operated by Net, which is controlled by Globo Par. Net operates Cable systems in the metropolitan areas of Sao Paulo, Rio de Janeiro, Curitiba and Florianopolis. In each of these areas, Net Cable systems have more subscribers than TVA's Cable systems due to their larger networks (but equivalent penetration rates), although Management of TVA believes TVA has a higher share of subscribers in some areas of these markets where the competing Cable systems overlap. Net also operates an MMDS system in Curitiba, although TVA is the MMDS market leader in that metropolitan area, with a market share of 86%, as compared with 14% for Net's service. TVA also competes with the Cable system of TV Cidade in the Rio de Janeiro metropolitan area. TV Cidade, owned by affiliates of SBT, TV Band, Hicks Muse Furst & Tate and GE Capital, currently has a 3.9% share of the Cable market in the Rio de Janeiro metropolitan area.

      The systems operated by Net and TV Cidade offer a similar number of channels of programming at prices comparable to those charged for TVA's MMDS and Cable services. Each of these systems broadcasts programming purchased from TVA as well as from other sources.

      DBS Service

      TVA also competes with providers of Ku-Band service in Brazil, principally Sky and DIRECTV. Sky is controlled by News Corporation plc, a subsidiary of The News Corporation Limited and Globo Par. Sky currently offers 110 audio and video channels of programming (including pay-per-view channels), while DIRECTV currently offers 128 channels of audio and video programming, including 35 pay-per-view channels. Following the recent acquisition of DirecTV in the United States by News Corporation, industry analysts expect that consolidation will occur in the near future in the Brazilian Ku-Band industry.

      Off-Air Broadcast Television

      Broadcasting services are currently available to substantially all of the Brazilian population without payment of a subscription fee by six privately-owned national broadcast television networks and a government-owned national public television network. The six national broadcast television networks and their local affiliates currently provide services to nearly all Brazilian TV Homes without payment of a subscription fee. The national broadcast television networks and local broadcast stations receive a significant portion of their revenues from the sale of television advertising, which revenues are based in part on the audience share and ratings for the networks' programs. Programming offered by pay television providers, including TVA, directly competes for audience share and ratings with the programming offered by broadcast television networks as well as regional and local television broadcasters. The six national broadcast television networks are Globo, SBT, TV Band, Rede TV, TV Record and CNT. The national television networks utilize one or more satellites to retransmit their signals to their local affiliates throughout Brazil.

Broadband Internet Services

      TVA's Ajato service competes with other major providers of broadband internet service in Brazil. Approximately 81% of all residential broadband internet service in Brazil is provided by ADSL providers, while approximately 16% is provided through cable providers (such as Ajato). TVA's principal competitors in this market are providers affiliated with Telefonica (approximately 45% market share), Brasil Telecom (approximately 20% market share), Telemar (approximately 13% market share) and Globo (approximately 8% market share). Ajato presently has a market share of approximately 2%.

Regulatory Framework

      The subscription television industry in Brazil is subject to regulation by the Agencia Nacional de Telecomunicacoes ("ANATEL"), an independent federal agency, pursuant to Law No. 9472/97 ("Law 9472"), Law No. 9295/96 ("Law 9295")
and Law No. 8977/95 ("Law 8977"). ANATEL is authorized to grant concessions for MMDS, Cable, and DBS licenses.

MMDS Regulations

      General. Law 9472 authorizes ANATEL, among other things, to issue, revoke, modify and renew licenses within the spectrum available to MMDS systems, to approve the assignments and transfer of control of such licenses, to approve the location of channels that comprise MMDS systems, to regulate the kind, configuration and operation of equipment used by MMDS systems, and to impose certain other reporting requirements on channel license holders and MMDS operators. The licensing and operation of MMDS channels are currently governed by Decree No. 2196/97 ("Decree 2196"), Ordinance No. 254/97 (as amended by Ordinance No. 319/97, "Ordinance 254"), Rule No. 002/Rev. 97 ("Rule 002") and Resolution 371/04. Under these regulations, MMDS is defined as the special service of telecommunication which uses microwaves to transmit codified signals to be received in pre-established points on a contractual basis.

      Licenses. ANATEL grants licenses and regulates the use of channels by MMDS operators to transmit video programming, entertainment services and other information. A maximum of 31 MMDS channels (constituting a spectrum bandwidth of 186 MHz) may be authorized for use in an MMDS market. While licenses are usually granted for the use of up to 16 channels, depending on technical feasibility and the existence of competition, ANATEL can grant a license for all 31 channels available in one specific area. If the license is for 16 or more channels, at least two channels must be reserved for educational and cultural programming. If the license involves 15 or fewer channels, there is no obligation to reserve any channel for educational and cultural purposes. In each of the Company's Sao Paulo and Rio de Janeiro markets, up to 31 MMDS channels are available for MMDS (in addition to any local off-air VHF/UHF channels which are offered).

      An MMDS license is granted for a renewable period of 15 years. The application for renewal of a license must be filed with ANATEL during the period from 18 months before the end of the license term. To renew the license, the license holder must (i) meet applicable legal and regulatory requirements, (ii) have complied with all legal and contractual obligations during the term of such license and (iii) meet certain technical and financial requirements.

      Under the provisions of Rule 002, each license holder and its affiliates may be granted permission to operate MMDS systems in different areas of Brazil, provided that no holder may be granted licenses for (i) more than seven municipalities with a population equal to or exceeding 700,000 inhabitants and
(ii) more than 12 municipalities with a population between 300,000 and 700,000 inhabitants. The restrictions only apply to areas in which the MMDS system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Rule 002 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Rule 002 as any legal entity that directly or indirectly holds at least 20% of the voting capital. The Company currently controls four MMDS licenses in cities of more than 700,000 inhabitants (Sao Paulo Rio de Janeiro, Curitiba and Porto Alegre), but in each such city TVA has at least one competitor. Prices for pay television services may be freely established by the system operator, although ANATEL may interfere in the event of abusive pricing. ANATEL may impose penalties including fines, suspension or revocation of the license if the license holder fails to comply with applicable regulations or becomes legally, technically or financially unable to provide MMDS service. ANATEL also may intervene to the extent operators engage in unfair practices intended to eliminate competition.

      ANATEL awards licenses to use MMDS channels based upon applications demonstrating that the applicant is qualified to hold the license, that the proposed market is viable and that the operation of the proposed channels will not cause impermissible interference to other permitted channels. After ANATEL determines that an application has met these requirements, it publishes a notice requesting comments from all parties interested in providing the same services in the same or a near area. Depending on the comments received, ANATEL may decide to open a public bid for the service in that area, although it has not done so in the past. In the case of a public bid, applicants would be evaluated based on a number of factors including the applicant's proposed schedule for implementing commercial operations, the applicant's commitment to local programming and the extent to which the applicant provides free programming to local cultural and educational institutions. Once an MMDS license application is granted by ANATEL, the license holder must finalize construction and begin operations within 12 months, which period may be extended by an additional 12 months.

      In addition to qualifying under the application process described above, a license holder must also demonstrate that its proposed signal does not violate interference standards in the area of another MMDS channel license holder. To this end, existing license holders are given a 30-day period in which to ascertain and comment to ANATEL whether the new license holder's proposed signal will interfere with existing signals. The area covered by the services is to a radius of five to 50 kilometers around the transmission site, depending on the technical capability of the operator.

      Other Regulations. MMDS license holders are subject to regulation with respect to the construction, marketing and lighting of transmission towers pursuant to the Brazilian Aviation Code and certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. The subscription television industry also is subject to the Brazilian Consumer Code. The Consumer Code entitles the purchasers of goods or services to certain rights, including the right to discontinue a service and obtain a refund if the services are deemed to be of low quality or not rendered adequately. For instance, in case of a suspension of the transmission for a given period, the subscriber shall be entitled to a discount on the monthly fees. Rule No. 002 contains certain provisions relating to consumer rights, including a provision for mandatory discounts in the event of interruption of service. The Company, as of December 31, 2003, had not been required to repay any amounts or provide any discounts due to interruptions of service. However, the Company does refund prepaid installation service fees when the Company discovers such service is unavailable for whatever reason.

      Due to the regulated nature of the subscription television industry, the adoption of new, or changes to existing, laws or regulations or the interpretations thereof may impede the Company's growth and may otherwise have a material adverse effect on the Company's results of operations and financial condition.

Cable Regulation

      General. Cable services in Brazil are licensed and regulated by ANATEL pursuant to Law No. 8977/95 ("Law 8977"), Decree No. 2206/97 ("Decree 2206"),
which authorized the regulation of Cable Services, and Ordinance 256/97 ("Ordinance 256"), which approved the Norma Complementar do Servico de TV a Cabo regulating the granting of licenses for, and the operation of, Cable services. Until Law 8977 was enacted in 1995, the Brazilian Cable industry had been governed by two principal regulatory measures since its inception in 1989:
Ordinance No. 250, issued by the Ministry of Communications on December 13, 1989 ("Ordinance 250"), and its successor, Ordinance No. 36, issued by the Ministry of Communications on March 21, 1991 ("Ordinance 36").

      Ordinance 250 regulated the distribution of television signals ("DISTV") by physical means (i.e., by Cable) to end-users. DISTV services generally are limited only to the reception and transmission of signals without any interference by a DISTV operator with the signal content. Under Ordinance 250, 101 authorizations were granted by the Ministry of Communications to local operators to commercially exploit DISTV services. Although Ordinance 250 did not specifically address Cable services, a number of DISTV operators (including the Company's Cable systems) began to offer Cable services based on DISTV authorizations.

      Licenses. Under Law 8977, a Cable operator must obtain a license from ANATEL in order to provide Cable services in Brazil. All Cable licenses are nonexclusive licenses to provide Cable services in a service area. Cable licenses are granted by ANATEL for a period of 15 years and are renewable for equal and successive periods. Renewal of the Cable license by ANATEL is mandatory if the Cable system operator has (i) complied with the terms of the license grant and applicable governmental regulations and (ii) agrees to meet certain technical and economic requirements relating to the furnishing of adequate service to subscribers, including system modernization standards.

      Ordinance No. 256/97 ("Ordinance 256") imposes restrictions on the number of areas that can be served by a Cable television system operator (or an affiliate thereof). Pursuant to Ordinance 256, a Cable system operator (or an affiliate thereof) may only hold licenses with respect to (i) a maximum of seven areas with a population of 700,000 and above and (ii) a maximum of 12 areas with a population of 300,000 or more and less than 700,000. The restrictions only apply to areas in which the Cable system operator (or an affiliate thereof) faces no competition from other pay television services, excluding services that utilize a satellite to transmit their signal. Ordinance 256 grants ANATEL full discretion to alter or eliminate the restrictions. The term affiliate is defined by Ordinance 256 as any legal entity that directly or indirectly holds at least 20% of the voting capital of another legal entity or any of two legal entities under common ownership of at least 20% of their respective voting capital. The Company currently controls two Cable licenses in cities of more than 700,000 inhabitants (Sao Paulo and Curitiba), but in each such city TVA has at least one competitor.

      Generally, only legal entities that are headquartered in Brazil and that have 51% of their voting capital by Brazilian-born citizens or persons who have held Brazilian citizenship for more than 10 years are eligible to receive a license to operate Cable systems in Brazil. In the event that no private entity displays an interest in providing Cable services in a particular service area, ANATEL may grant the local public telecommunications operator a license to provide Cable services.

      Cable operators that previously provided Cable services under a DISTV authorization granted under Ordinance 250 were required under Law 8977 to file applications to have their DISTV authorizations converted into Cable licenses. Ordinance 256 grants a one year period from the date a DISTV authorization is converted into a cable television license for any Cable system operator to comply with the restrictions. The Company's Cable systems, all of which were operating under DISTV authorizations, applied for conversion of their DISTV authorizations and received approval for such conversion from the Ministry of Communications.

      Cable licenses for service areas not covered by existing authorizations will be granted pursuant to a public bidding process administered by ANATEL after prior public consultation. All such licenses shall be nonexclusive licenses. In order to submit a bid for a license, a bidder must meet certain financial and legal prerequisites. After such prerequisites are met, a bidder must then submit a detailed bid describing its plan to provide Cable services in the service area. In the qualification phase of the bidding process, ANATEL assigns a number of points to each bid based on certain weighted criteria, including the timetable for offering subscription programming; the time allocated to local public interest programming; the number of channels allocated to educational and cultural programming; and the number of establishments, such as schools, hospitals and community centers, to which basic service programming will be offered free of charge. After calculating the number of points awarded to each bidder, ANATEL will then apply a formula based on the population of the service area to select the winning bid from among those bidders that meet certain defined minimum qualifying thresholds. For service areas with a population of 700,000 or more inhabitants, the qualified bidder that submits the highest bid for the license will be selected. For service areas with a population between 300,000 and 700,000 inhabitants, the winning bid is selected based on the highest product obtained by multiplying the number of points awarded in the qualification phase and the amount bid for the license. For service areas with less than 300,000 inhabitants, the winning bid is selected on the basis of the number of points awarded in the qualification phase and the payment of a fixed fee.

      Once a Cable license is granted, the licensee has an 18 month period from the date of the license grant to complete the initial stage of the installation of the Cable system and to commence providing Cable services to subscribers in the service area. The 18 month period is subject to a single 12 month extension for cause at the discretion of ANATEL.

      Any transfer of a Cable license is subject to the prior approval of ANATEL. A license generally may not be transferred by a licensee until it has commenced providing Cable services in its service area. Transfers of shares causing a change in the control of a license or the legal entity which controls a license also is subject to the prior approval of ANATEL. ANATEL must receive notice of any change in the capital structure of a licensee, including any transfer of shares or increase of capital that do not result in a change of control.

      A license can be revoked, upon the issue of a judicial decision, in the event the licensee lacks technical, financial or legal capacity to continue to operate a Cable system; is under the management of individuals, or under the control of individuals or corporations who, according to Law 8977, do not qualify for such positions; has its license transferred, either directly or by virtue of a change in control, without the prior consent of ANATEL; does not start to provide Cable services within the time limit specified by Law 8977; or suspends its activities for more than thirty consecutive days without justification, unless previously authorized by ANATEL.

Cable Related Service Regulation

      General. Brazilian telecommunications services are governed primarily by
(i) Article 21 of the Federal Constitution, as amended by Amendment No. 8 of August 15, 1995 ("Amendment 8"), (ii) the Telecommunications Code (Law No. 4117 of August 27, 1962, as amended), (iii) Law 9472, (iv) Law 9295 and (v) Law 8977. The Brazilian Government also has issued detailed regulations covering specific areas of telecommunications services, including radio broadcasting, paging, trunking, subscription television, Cable television, cellular telephony and multimedia communications services. ANATEL is responsible for the regulation of telecommunications services in Brazil. Prior to its amendment in 1995, Article 21 of the Federal Constitution required the Brazilian Government to operate directly, or through concessions granted to companies whose shares are controlled by the Brazilian Government, all telephone, telegraph, data transmission and other public telecommunications services. This constitutional requirement was the basis for the establishment of the state-owned telephone monopoly, Telebras, which held controlling interests in 27 regional telephone operating companies. With the adoption of Amendment 8, Article 21 was modified to permit the Brazilian Government to operate telecommunications services either directly or through authorizations, concessions or permissions granted to private entities. In particular, Amendment 8 removed the constitutional requirement that the Brazilian Government must either directly operate or control the shares of companies which operate telecommunications services.

Even with the adoption of Amendment 8, the Brazilian Government still retains broad regulatory powers over telecommunications services.

      Notwithstanding the existence of the Telebras monopoly, private companies have been permitted under Brazilian law to provide a number of telecommunications services other than telephony, including radio broadcasting, paging, trunking, subscription television and cable television services. However, fixed public telephony and cellular telephony were exclusively provided by Telebras through its regional telephone operating companies. In 1998 the Ministry of Communications and ANATEL concluded the privatization of all public fixed and cellular telephone companies.

      High-Speed Cable Data Services. Law 8977 and Decree 2206, among other things, authorize cable television operators, such as the Company, in addition to furnishing video and audio signals on their cable networks, to utilize their networks for the transmission of meteorological, banking, financial, cultural, price and other data. This broad grant of authority is understood to permit Cable television operators to furnish services such as interactive home banking and high-speed Cable data services to subscribers through their cable television networks, although a simplified licensing procedure for high-speed Cable data services may be installed by ANATEL in the future.

      On November 29, 1999, ANATEL issued Regulation 190, which authorized the use of subscriber communication networks (such as Cable systems) by unidirectional or bi-directional value-added service providers. Regulation 190 also regulates certain terms between value-added service providers and subscriber network operators. TVA is subject to Resolution 190 both as a cable operator (through TVA Sistema) and a provider of high speed internet service (through Ajato).

      Cable Telephony. In accordance with Law 8977, no entity is permitted to furnish fixed telephone services in Brazil without a specific license to do so. There are, however, certain limited regulatory exceptions pursuant to which private entities other than telephone operating companies have been permitted to provide limited fixed telephony services in Brazil. Under one particular exception, certain private telephone networks (Centrais Privadas de Comutaco Telefonica or "CPCT") serving "condominiums" (as such term is defined under Brazilian law) have been permitted to interconnect their private telephone networks to the public telephone network operated by the local telephone operating company. A CPCT is comparable to a private branch exchange (PBX) found in some larger apartment complexes, hotels and businesses in the United States. Under Brazilian law, the term "condominium" refers to residential and nonresidential buildings or building complexes that have entered into a legal association. In practice, a condominium desiring to establish a CPCT will generally contract with a private service provider to install, operate and maintain the CPCT and to secure interconnection with the public telephone network. Ordinance No. 119/90 of 10 December 1990 ("Ordinance 119"), which was issued by the predecessor to the Ministry of Communications, sets forth requirements for the interconnection of CPCTs with the public telephone network. In general the installation, operation and maintenance of a CPCT does not require any authorization from the Ministry of Communications or Telebras. In order to interconnect with the public telephone network, a CPCT must comply with the requirements set forth in Ordinance 119. Such requirements primarily relate to meeting technical equipment certification and acceptance standards. Assuming that such standards are met, the regional telephone operating company is required under Ordinance 119 to interconnect the CPCT requesting interconnection to the public telephone network. The Company believes that, under current Brazilian law, Cable television operators can utilize their Cable television networks in order to facilitate the installation and operation of a CPCT. Furthermore, under the authority granted by Ordinance 119, CPCTs may be interconnected through Cable television networks to the public telephone network.

      In November 2001 Anatel revised regulations concerning the provision of fixed telephony services to the general public (Servico Telefonico Fixo Comutado, or "STFC"). These regulations provide that any company meeting certain criteria can provide STFC services throughout Brazil. In March 2002 TVA requested authorizations to provide STFC services in the cities of Sao Paulo, Rio de Janeiro, Curitiba and Porto Alegre. In November 2002 TVA received ANATEL approval to offer STFC services in these areas. In February 2004 TVA voluntarily returned its STFC license to ANATEL due to the lack of investment opportunities partners in this sector and TVA's focus on other strategic investments. The license can be returned to TVA upon request.

      In August 2001 ANATEL revised regulations concerning the provision of telecommunications services other than STFC, radio and television broadcasting, pay television and cellular services to the general public (Servico de

Comunicacao Multimidia, or "SCM"). In January 2002 TVA requested that its existing license for such services be converted into an SCM license. This request was approved by ANATEL in November 2002.

      Other. On November 24, 1999, ANATEL and ANEEL (Agencia Nacional de Energia Eletrica, or National Electric Energy Agency) published Joint Resolution No. 001, which sets guidelines for the use of infrastructure among the electric energy, telecommunications and oil industries in order to maximize the use of resources and reduce operating costs. TVA is involved in legal proceedings against Centrais Eletricas de Santa Catarina--CELESC, Companhia Paranaense de Energia Eletrica--COPEL and Eletropaulo Metropolitana de Sao Paulo in order to resolve certain questions relating to TVA's contracts with these entities, particularly with respect to increases in pole rental fees requested by these entities. See "Legal Proceedings."

Legal Proceedings

      The Company is party to certain legal actions arising in the ordinary course of its business which, individually or in the aggregate, are not expected to have a material adverse effect on the consolidated financial position of the Company. As of December 31, 2003, the Company had reserved approximately $11.2 million as contingent liabilities in connection with certain litigation contingencies, involving primarily claims by persons arising in connection with the termination of their employment and ICMS (state value-added tax).

      The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being submitted to the Superior Tribunal de Justica in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television. Suits were filed against TVA in the 1 Vara Civel Forum Central de Curitiba (against TVA
Sul) and the 14 Vara Civel Forum Central de Sao Paulo (against TVA Brasil). The suit against TVA Sul has been initially ruled in TVA's favor, while the suit against TVA Brasil is currently awaiting judgment. Based on the opinion of its attorneys, management of TVA believes that TVA is likely to prevail in these suits. In the event the Company does not prevail in connection with these proceedings, however, the consolidated financial position of the Company may be materially adversely affected.

      TVA is involved in legal proceedings against Centrais Eletricas de Santa Catarina--CELESC, Companhia Paranaense de Energia Eletrica--COPEL and Eletropaulo Metropolitana de Sao Paulo in order to resolve certain questions relating to TVA's contracts with these entities, particularly with respect to increases in pole rental fees requested by these entities. Based on the opinion of its attorneys, TVA considers it likely that TVA will prevail in these suits. However, the loss of such suits may have a material adverse effect on the consolidated financial position of the Company.

C. Organizational Structure

      The following chart sets forth the significant subsidiaries comprising the corporate structure of TVA's Cable, MMDS and Internet businesses. Except as indicated otherwise, each of the subsidiaries listed below is incorporated in the Federative Republic of Brazil. See Item 4, "Information on the Company--Business Overview."

    [THE FOLLOWING WAS REPRESENTED BY A FLOW CHART IN THE PRINTED MATERIAL.]

                                  Tevecap S.A.
                                     (TVA)
100%                    100%                 36%

TVA Sistema             TVA Sul              Canbras TVA

                     60%

                     CCS Camboriu

      TVA Sistema and TVA Sul operate TVA's MMDS and Cable businesses. TVA Sistema operates TVA's MMDS operations in Sao Paulo and Rio de Janeiro and Cable operations in Sao Paulo. TVA Sistema also operates the business of Ajato, TVA's high speed Internet. TVA Sul operates TVA's MMDS operations in Curitiba and Cable operations in Curitiba, Camboriu, Foz do Iguacu and Florianopolis. TVA Sul holds a 60% equity interest in CCS-Camboriu Cable System Telecomunicacoes Ltda., the operating company for TVA Sul's services in Camboriu, and an unaffiliated third party holds the remaining 40%.

      In October 2003, TVA entered into an agreement to sell its entire equity interest in Canbras TVA, which was approved by ANATEL on June 16, 2004 and is subject to the satisfaction of customary conditions precedent. See Item 4, "Information on the Company--Business Overview--Canbras TVA."

D. Property, Plant and Equipment

      The Company owns most of the assets essential to its operations. The major fixed assets of the Company are coaxial and fiber optic cable, converters for subscribers' homes, electronic transmission, receiving, processing and distribution equipment, microwave equipment and antennae. The Company leases certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distribution system. The Company leases its offices from third parties, with the exception of certain offices of TVA Sul, located in Curitiba, State of Parana, which are owned by the Company. The Company also owns its data processing facilities and test equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      The following discussion should be read in conjunction with the Financial Statements (including the notes thereto) included in this Annual Report. For the purposes of the following discussion, all dollar amounts, with the exception of average installation and subscriber fees, are set forth in thousands of U.S. dollars.

      This discussion of the Company's operating review and prospects reflects the historical results of TVA. Due to the limited operating history, startup nature, translations of Brazilian currency into U.S. dollars, and rapid growth of TVA, period-to-period comparisons of financial data are not necessarily indicative, and should not be relied upon as an indicator of the future performance of TVA.

A. Results of Operations

Overview

      Since its inception in 1989, TVA has been developing its businesses. Despite its positive operating cash flows since 2002, TVA continues to sustain substantial net losses due primarily to insufficient revenue with which to fund build-out, interest expense and charges for depreciation and amortization. Net losses incurred by TVA since inception have been funded principally by (i) net contributions of $516,487 from TVA's shareholders, (ii) borrowings from Editora Abril S.A. ("Abril") under a revolving credit facility, dated December 6, 1995, between TVA, as the borrower, and Editora Abril S.A., as the lender (the "Abril Credit Facility"), (iii) dispositions of non-strategic assets and (iv) bank loans and other borrowings made from time to time. In November 2001, TVA's shareholders agreed to capitalize outstanding loans in the aggregate principal amount of $123,159 made to TVA by Editora Abril under the Abril Credit Facility.

      The Company's results of operations for the year ended December 31, 2003 were significantly affected by the following factors: (i) the depreciation of investments in the construction and modernization of infrastructure used to improve current services and develop new services, (ii) a recessionary economic environment, (iii) the relatively high cost of local financing, and (iv) the impact of the appreciation of the real, as discussed below.

Critical Accounting Estimates

      The Financial Statements are presented in accordance with U.S. GAAP. As such, the Company is required to make certain estimates, judgments and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which management believes are the most critical to aid in fully understanding and evaluating the Company's reported financial results include the following:

      Deferred Income Taxes. The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities as well as operating loss and tax credit carryforwards. The Company regularly reviews the deferred tax assets for recoverability and establishes a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. As of December 31, 2003, the Company had approximately $226,779 of net operating losses ("NOLs") to offset against regular taxes. These NOLs do not expire. The Company has a limited operating history and has generated losses since its inception. In view of this, the Company has established a full valuation allowance for the amount of the deferred tax assets attributable to the NOL carryforwards and other deductible differences. In the event that the Company generates taxable income in the future, it will be able to utilize these NOLs.

      Impairment of Long-Lived Assets. The Company reviews its property, plant and equipment for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. In order to estimate the fair value of long-lived assets, the Company typically makes various assumptions about the future prospects for the business that the asset relates to, considers market factors specific to that business and estimates future cash flows to be generated by that business. Based on these assumptions and estimates, the Company determines whether it needs to take an impairment charge to reduce the value of the asset stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in the Company's business strategy and internal forecasts. Different assumptions and estimates could materially impact the Company's reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on the Company's balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values.

      Depreciation of Property, Plant and Equipment. Depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets disclosed in Note 10 to the Tevecap Financial Statements. Given the complex nature of the Company's property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain. In the event that the Company could changes its estimates of useful lives, the amount of future depreciation expense could be materially different.

      Provision for Doubtful Accounts. A provision for doubtful accounts is established on the basis of an analysis of the accounting receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impact of Real Devaluation

      All forms of TVA's revenue were affected adversely in dollar terms as a result of the significant fluctuation of the Brazilian real against other major currencies. The devaluation of the real, which occurred primarily in 1999 and continued through 2002, resulted in a loss in the value of the real against the dollar of approximately 28.4% during the year ended December 31, 2001 and approximately 52% during the year ended December 31, 2002. This devaluation also resulted in an increase in TVA's dollar-denominated liabilities. For the year ended December 31, 2003, however, the real appreciated approximately 18.2% against the dollar. This appreciation significantly affected TVA's foreign currency gains and losses, which represented a loss of $31.5 million (or 40.7% of net revenue) in 2002 as compared to a gain of $11.0 million (or 14.0% of net revenue) in 2003. See Item 3, "Key Information--Risk Factors--Factors Relating to the Company" and "--Factors Relating to Brazil."

Outsourcing of Services

      In January 2002, in an effort to continue to reduce operative expenses, the Company entered into a Service Agreement with its affiliate Editora Abril, pursuant to which the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril.

Recent Accounting Pronouncements

      SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS 149 did not have any impact on the Company's financial statements.

      SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." In May 2003, FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

      o Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

      o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

      o Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

      SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company's financial statements.

      FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." In November 2002, FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial statements, as discussed in Note 24.I.l.

      FIN 46, "Consolidation of Variable Interest Entities." In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities", an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

      In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46's effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities
(SPEs) no later than the end of the first reporting period ending after December 15, 2003. For variable interest entities created as acquired prior to February 1, 2003, the provision to FIN 46 (revised) must be applied by foreign private issuers beginning on January 1, 2004 for special purpose entities and by December 31, 2004 for all other types of entities. FIN 46R did not have any impact on the Company's operations in 2003, and it is expected that it will not have any impact on the Company's operations in 2004.

Consolidated Statements of Operations Data

                                                                                    Year Ended December 31,
                                                                                    -----------------------
                                                                  2003                      2002                      2001
                                                           -------------------        -------------------       --------------------
                                                                      % of Net                   % of Net                   % of Net
                                                           Amount      Revenue        Amount     Revenue        Amount       Revenue
                                                           ------      -------        ------     -------        ------       -------
Gross revenues
Monthly subscriptions                                     $ 76,305       97.4%      $ 74,925       96.9%      $  90,218       97.8%
Installation                                                 1,211        1.5%         1,099        1.4%            270        0.3%
Additional services and others                              13,856       17.7%        13,744       17.8%         17,418       18.9%
Taxes on Revenue                                           (13,038)     (16.6)%      (12,444)     (16.1)%       (15,636)     (17.0)%
                                                           -------      -----        -------      -----         -------      -----
Net revenue                                                 78,334      100.0%        77,324      100.0%         92,270      100.0%
                                                           -------      -----        -------      -----         -------      -----
Direct operating expenses                                   39,875       50.9%        42,872       55.5%         51,296       55.6%
Selling, general and administrative Expense                 18,694       23.9%        19,747       25.5%         31,420       34.1%
Depreciation and amortization                               23,683       30.2%        28,017       36.2%         34,364       37.2%
Tax recovery program                                         5,029        6.4%            --         --              --         --
Other operating expense, net                                 9,568       12.2%         4,281        5.6%          1,762        1.9%
                                                           -------      -----        -------      -----         -------      -----
Total operating expenses                                    96,849      123.6%        94,917      122.8%        118,842      128.8%
                                                           -------      -----        -------      -----         -------      -----
Operating loss                                             (18,515)     (23.6)%      (17,593)     (22.8)%       (26,572)     (28.8)%
                                                           -------      -----        -------      -----         -------      -----
Interest income                                             (1,511)      (1.9)%       (1,708)      (2.2)%        (4,200)      (4.6)%
Interest expense                                            18,135       23.2%        16,941       21.9%         37,849       41.0%
Foreign currency transaction (gain) loss, net              (11,019)     (14.0)%       31,520       40.7%         11,067       12.1%
Other nonoperating expenses (income), net                       --         --            590        0.8%          2,438        2.6%
Minority interest                                               82        0.1%            64        0.1%           (284)      (0.3)%
Income taxes(a)                                             19,382       24.7%            79        0.1%             --         --
Equity in (losses) income of affiliates, net                (3,585)      (4.6)%        6,337        8.2%          2,375        2.6%
                                                           -------      -----        -------      -----         -------      -----
Net income (loss)                                          (39,999)     (51.1)%      (71,416)     (92.4)%       (75,817)     (82.2)%
                                                           =======      =====        =======      =====         =======      =====

----------
(a) Includes provision for income taxes in 2003 due to foreign currency gain in respect of the Senior Notes.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

         The table below sets forth the number of TVA's Cable and MMDS subscribers at December 31, 2003 and December 31, 2002.

       Cable/MMDS Subscribers                            December 31, 2003      December 31, 2002
       ----------------------                            -----------------      -----------------
       MMDS(a).........................................         104,755                118,958
       Cable...........................................         179,435                181,663
                                                                284,190                300,621
                                                                -------                -------
       Paid Subscribers Awaiting Installation..........             765                    865
                                                                -------                -------
       Total...........................................         284,955                301,486
                                                                =======                =======

-------------
      (a) Includes UHF subscribers

         The table below sets forth the number of TVA's Internet subscribers at December 31, 2003 and December 31, 2002.

          Internet Subscribers                                   December 31, 2003      December 31, 2002
          --------------------                                   -----------------      -----------------
          Ajato (a) ......................................               20,183                 14,955
          Paid Subscribers Awaiting Installation..........                  320                     96
                                                                         ------                 ------
          Total Internet Subscribers......................               20,503                 15,051
                                                                         ======                 ======

----------
      (a) Excludes subscribers that formerly subscribed separately to Acesso for internet access, and who now receive both internet access and internet service through Ajato.

      Revenues. Revenues consist primarily of Monthly subscriptions revenue (which principally consists of monthly fees paid by subscribers to the Company for programming services, including equipment use), Installation revenue and Additional services and others (which consists of Advertising revenues and Other revenues).

      Monthly subscriptions revenue for the year ended December 31, 2003 was $76,305, an increase of 1.8% as compared to $74,925 for the comparable period in 2002. The increase in revenue, in spite of the decline in pay television subscribers, (a result of the Company's strategy of eliminating unprofitable customers and improving programming and customer service for profitable customers), was due to the successful efforts of the Company to distribute price increases on a segmented basis across its tiered programming options. Average monthly fees for existing pay television subscribers increased from $21.24 to $25.50 per subscriber, while the Company's pay television subscriber base decreased by approximately 5.7%, largely due to such qualification efforts. The Company's residential and corporate Internet subscriber base increased by approximately 33% and 68%, respectively. The average monthly subscription price during the year ended December 31, 2003 was $24.19 for MMDS service, $26.27 for Cable service, $27.41 for residential Internet service and $161.08 for corporate Internet service, as compared to $20.39, $21.85, $25.01 and $162.74, respectively, for the year ended December 31, 2002.

      Installation revenue for the year ended December 31, 2003 was $1,211, as compared to $1,099 for the same period of 2002, an increase of $112 or 10%. This increase was primarily due to the increase of 11,369 pay television and 1,509 Internet new sales compared with 2002. The average installation fee was $19.07 in 2003, as compared with $19.51 in 2002, reflecting the Company's strategy of slightly reducing installation fees in order to achieve more subscribers. The average installation fee during the year ended December 31, 2003 was $25.90 for MMDS service and $14.50 for Cable service, as compared to $22.69 and $17.48, respectively, during the year ended December 31, 2002. The average installation fee for Internet sales was $13.43 in 2003 as compared to $9.66 in 2002.

      Additional services and other revenues for the year ended December 31, 2003 was $13,856, as compared to $13,744 for the comparable period of 2002, an increase of 1%. Advertising revenue increased from $1,624 to $2,586, an increase of 59%, primarily due to the positive results arising from the outsourcing of the advertising sales force to Editora Abril. Other revenue decreased from $12,120 to $11,270, principally due to the 6% reduction in the Company's pay television subscriber base.

      Taxes on revenue consist of a 3.65% tax on Advertising revenue and a 15.15% tax on revenues, other than Advertising revenues, in each case charged by the Brazilian Government. Taxes on revenue for the year ended December 31, 2003 were $13,038, as compared to $12,444 for the same period of the prior year, an increase of 5%. The increase in Taxes on revenue is attributable to the increase of revenues. In both years, Taxes as a percentage of Gross Revenues were approximately 14%.

      For the reasons noted above, Net revenue for the year ended December 31, 2003 was $78,334 as compared to $77,324 for the comparable period in the previous year, an increase of $1,010 or 1.3%, in spite of a 6% decrease in the Company's pay television subscriber base.

      Direct operating expenses. Direct operating expenses include Payroll and benefits, Programming, Technical assistance, TVA magazine, Pole rental and Other costs. These expenses are variable and related to the evolution of the subscribers and the Company's systems, and are also dependent on the type of service subscribers select. Direct operating expenses for the year ended December 31, 2003 were $39,875, as compared to $42,872 for the same period in 2002, a decrease of $2,997, or 7%. As a percentage of net revenues, direct operating expenses represented 51% in 2003 as compared with 55% in the prior year. This decrease in Direct operating expenses is attributable principally to a restructuring plan initiated in the second half of 2001 for the purpose of adjusting to adverse market conditions, including the effects of the real devaluation (which increased in reais the costs of dollar-denominated expenses) and an increase in unemployment in TVA's markets. Payroll and benefits expense decreased to $2,455 from $5,130 a decrease of $2,675, primarily due to a reduction in the number of employees from 615 in 2002 to 561 in 2003, principally due to the implementation of the Company's outsourcing arrangement with Editora Abril in 2002. Programming costs decreased to $24,786 from $25,036, as the reduction in the pay television subscriber base was largely offset by the effects of the inflation in respect of the Company's primary channels. Technical assistance increased to $1,533 from $1,427, an increase of $106 or 7%. Even with the improvements in the installation process which reduced the number of requests for technical assistance, the cost increased due to the change in our antenna location in Rio de Janeiro. TVA Magazine expenses decreased to $1,577 from $1,675 due to the decrease in the pay television subscriber base and renegotiation of unitary productions and distribution costs. Pole rental decreased to $1,255 from $1,881, a decrease of $626, due to a reduction in the unit pole cost initiated in the last quarter of 2002, impacting the entire year 2003. Other costs includes acquisition of backbone IP/internet, billing costs, third party services, transportation of equipment and materials, maintenance and other miscellaneous expenses. For the year ended December 31, 2003, Other costs were $8,269, as compared to $7,723 for the prior year, an increase of $546 primarily due to the indexation of most contracts to inflation and the outsourcing of certain personnel to Editora Abril and other third parties.

      Selling, general and administrative expenses. Selling, general and administrative expenses include Payroll and benefits, Advertising and promotion expense, Rent, and Other general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2003 were $18,694, as compared to $19,747 for the same period of 2002, a decrease of $1,053 or 5%. Payroll and benefits increased from $5,348 in 2002 to $6,322 in 2003, an increase of $974, or 18%, largely due to adjustments in the provision of claims and annual salary increases of approximately 5% for unionized employees which partially offset the results of the Company's cost cutting program and restructuring plan. Advertising and promotion expense increased from $2,676 in 2002 to $2,917 in 2003, an increase of $241 or 9%, largely due to the higher number of installations in 2003. In general, rental and other costs were significantly reduced in 2003 under management's efforts to reduce costs and increase margins to offset the recessionary economic environment.

      Depreciation and Amortization. Depreciation and amortization includes depreciation of systems, equipment, installation materials, installation personnel and amortization of concessions. Depreciation and Amortization for the year ended December 31, 2003 was $23,683, as compared to $28,017 for the same period of 2002, a decrease of $4,334 due primarily to the disposal of certain equipment, fully depreciated items and short term marginal returns on new investments.

      Other operating expense (income), net. Other operating expense, net for the year ended December 31, 2003 was $9,568 as compared to $4,281 for the same period in 2002, an increase of $5,287 due to the non-recurring loss on acquisition equity interest in TVAs share of the operations of Canbras Parana (part of the Canbras sale transaction). Other operating expense, net for 2003 and 2002 consists primarily of the loss on disposal of property and equipment, write-offs of assets related to cancellation of subscriptions and loss on sale of obsolete inventories. For the reasons noted above, Operating loss for the year ended December 31, 2003 was $18,515 compared to $17,593 for the comparable period in 2002, an increase of $922. Excluding the non-recurring loss mentioned above, together with a non-recurring provision in respect of a tax recovery program of $5,029, Operating loss showed an improvement of $10,004 or 57%.

      Interest income. Interest income for the year ended December 31, 2003 was $1,511 as compared to $1,708 for the same period in 2002, a decrease of $197, or 12%, primarily as a result of the effect of inflation on inflation-indexed obligations.

      Interest expense. Interest expense for the year ended December 31, 2003 was $18,135, as compared to $16,941 for the same period of 2002, an increase of $1,194, principally attributable to an increase in the prime interest rate in the Brazilian economy (Selic).

      Minority interest. The Minority interest was $82 (negative) for the year ended December 31, 2003, as compared with $64 (negative) for the same period in 2002

      Income taxes. Income taxes rose from $79 in 2002 to $19,382 in 2003 primarily as a result of a provision required to be made by the Company in 2003 due to the foreign currency gain in 2003 resulting from the appreciation of the real against the dollar in 2003.

      Equity in losses of affiliates, net. For the year ended December 31, 2003, Equity in losses of affiliates amounted to a gain of $3,585, as compared to a loss of $6,337 in the same period of 2002, an increase of $9,922. This gain originated in the operations of Canbras TVA, largely a result of the effect of the 2003 real appreciation on Canbras TVA's programming costs and dollar-denominated indebtedness.

      Net income (loss). For the reasons noted above, Net loss for the year ended December 31, 2003 was $39,999, as compared to a Net loss of $71,416 for the comparable period in 2002, an improvement of $31,417 or 44%. Excluding non-recurring events and provisions in 2003 of $29,980 (tax recovery program, provision for income tax and loss on acquisition equity interest in TVA's share of the operations of Canbras Parana), net loss would have been $10,019, an improvement of $61,397 or 86%.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      The table below sets forth the number of TVA's Cable and MMDS subscribers at December 31, 2002 and December 31, 2001.

          Cable/MMDS Subscribers                                 December 31, 2002      December 31, 2001
          ----------------------                                 -----------------      -----------------
          MMDS (a)........................................              118,958                162,427
          Cable...........................................              181,663                196,855
                                                                        -------                -------
                                                                        300,621                359,282
          Paid Subscribers Awaiting Installation..........                  865                    307
                                                                        -------                -------
          Total ..........................................              301,486                359,589
                                                                        =======                =======

---------------
      (a)   Includes UHF subscribers.

         The table below sets forth the number of Internet subscribers at December 31, 2002 and December 31, 2001.

          Internet Subscribers                                   December 31, 2002      December 31, 2001
          ----------------------                                 -----------------      -----------------
          Ajato (a).......................................               14,955                 10,053
          Paid Subscribers Awaiting Installation..........                   96                    291
                                                                        -------                -------
          Total Internet Subscribers......................               15,051                 10,344
                                                                        =======                =======

---------------
      (a) Excludes subscribers that formerly subscribed separately to Acesso for internet access, and who now receive both internet access and internet service through Ajato.

      Revenues. Monthly subscriptions revenue for the year ended December 31, 2002 was $74,925, as compared to $90,218 for the comparable period in 2001. This decrease is primarily attributable to a 52% devaluation of the real against the U.S. dollar in 2002 without taking into account the real devaluation, monthly subscriptions revenue would have increased by 3%. The Company's pay television subscriber base decreased by approximately 16%, largely due to management's efforts to increase services to profitable subscribers and decrease services to improfitable subscribers. The Company's Internet subscriber base increased by approximately 46%. Average monthly fees for existing pay television subscribers decreased from $23.51 to $21.24 per subscriber, largely due to the effect of the real devaluation in 2002. Without taking into account the real devaluation, average monthly fees for pay television subscribers would have been $26.40. The average monthly subscription price during the year ended December 31, 2002 was $20.39 for MMDS service, $21.85 for Cable service and $25.01 for Internet service, as compared to $19.32, $21.66 and $28.92, respectively, for the year ended December 31, 2001.

      Installation revenue for the year ended December 31, 2002 was $1,099, as compared to $270 for the same period of 2001, an increase of $829 or 307%. This increase was primarily due to the increase of the average installation fee to $19.51 in 2002 from $9.95 in 2001. The average installation fee during the year ended December 31, 2002 was $22.69 for MMDS service and $17.48 for Cable service, as compared to $10.15 and $9.22, respectively, during the year ended December 31, 2001. This increase in the average installation fee reduced the Company's subsidies in acquiring new subscribers, thereby reducing the Company's capital working needs in order to replace Churn and increase its subscriber base.

      Additional services and other revenues for the year ended December 31, 2002 was $13,744, as compared to $17,418 for the comparable period of 2001, a decrease of 21%. Advertising revenue increased from $1,005 to $1,624, an increase of 62%. Other revenue decreased from $12,120 to $16,413, principally due to the 16% reduction in the Company's pay television subscriber base and the effects of the real devaluation.

      Taxes on revenue consist of a 3.65% tax on Advertising revenue and a 15.15% tax on the balance of revenues, in each case charged by the Brazilian Government. Taxes on revenue for the year ended December 31, 2002 were $12,444, as compared to $15,636 for the same period of the prior year, a decrease of 20.4%. The decrease in Taxes on revenue is attributable to the decrease of revenues of 15.3%. In both years, Taxes as a percentage of Gross Revenues were approximately 14%.

      For the reasons noted above, and in particular the real devaluation in 2002 , Gross revenue for the year ended December 31, 2002 was $89,768 as compared to $107,906 for the comparable period in the previous year, a decrease of $18,138. Without taking into account the real devaluation, Gross revenue would have increased by 3.4% in 2002 as compared to 2001.

      Direct operating expenses. Direct operating expenses for the year ended December 31, 2002 were $42,872, as compared to $51,296 for the same period in 2001, a decrease of $8,424, or 16.4%. As a percentage of gross revenues, direct operating expenses represented 61.6% in 2002 as compared with 63.2% in the prior year. This decrease in Direct operating expenses is attributable principally to a restructuring plan initiated in the second half of 2001 for the purpose of adjusting to adverse market conditions, including the effects of the real devaluation (which increased in reais the costs of dollar-denominated expenses) and an increase in unemployment in TVA's markets. Payroll and benefits expense decreased to $5,130 from $8,504 a decrease of $3,374, primarily due to a reduction in the number of employees from 873 in 2001 to 615 in 2002, principally due to the implementation of the Company's outsourcing arrangement with Editora Abril in 2002. Programming costs decreased to $25,036 from $25,749, as the reduction in the pay television subscriber base was largely offset by the effects of the real devaluation in respect of the Company's primary channels. Technical assistance decreased to $1,427 from $1,868, a decrease of $441 or 23.6%, largely as a result of improvements in the installation process which reduced the number of requests for technical assistance. Transponder lease cost were not amount in 2002 to the cancellation in 2001 of the transponder lease agreement, which was no longer required after the sale of the DBS Systems. TVA Magazine expenses decreased to $1,675 from $2,389 due to the decrease in the pay television subscriber base and the effects of the real devaluation. Pole rental decreased to $1,881 from $2,814, a decrease of $933, due to a reduction in the unit pole cost in the last quarter of 2001 and the effects of the real devaluation. For the year ended December 31, 2002, Other costs were $7,723, as compared to 9,972 for the prior year, a decrease of $2,249 primarily due to decreased communication and production costs associated with Ajato and Acesso (backbone IP), a decrease in billing costs, an increase in maintenance costs due to negotiation with suppliers, and an increase in contracted electricity costs, all partially offset by the devaluation of the real.

      Selling, general and administrative expenses. Selling, general and administrative expenses for the year ended December 31, 2002 were $19,747, as compared to $31,420 for the same period of 2001, a decrease of $11,673 or 37.2%. Payroll and benefits decreased from $9,795 in 2001 to $5,348 in 2002, a decrease of $4,447, or 45.4%, largely due to the decrease in the number of employees (cost cut program and restructuring plan) , which was partially offset by annual salary increases of approximately 5% for unionized employees. Advertising and promotion expense decreased from $5,778 in 2001 to $2,676 in 2002, a decrease of $3,102 or 53.7%, largely due to the lower number of installations in 2002 and a reduction in the sponsorship of shows and other events. In general, rental and other costs were significantly reduced in 2002 under management's efforts to reduce costs and increase margins to offset the recessionary economic environment and the effects of the real devaluation.

      Depreciation and Amortization. Depreciation and Amortization for the year ended December 31, 2002 was $28,017, as compared to $34,364 for the same period of 2001, a decrease of $6,347 due primarily to the disposal of certain equipment and devaluation of the real.

      Other operating expense (income), net. Other operating expense, net for the year ended December 31, 2002 was $4,281 as compared to $1,762 for the same period in 2001, an increase of $2,519. Other operating expense, net for 2002 and 2001 consists primarily of the loss on disposal of property and equipment, write-offs of assets related to cancellation of subscriptions and loss on sale of obsolete inventories. For the reasons noted above, Operating loss for the year ended December 31, 2002 was $17,593 compared to $26,572 for the comparable period in 2001, a decrease of $8,979 or 33.8%.

      Interest income. Interest income for the year ended December 31, 2002 was $1,708 as compared to $4,200 for the same period in 2001, a decrease of $2,492, or 59.3%, primarily as a result of the effect of inflation on inflation-indexed obligations and the real devaluation.

      Interest expense. Interest expense for the year ended December 31, 2002 was $16,941, as compared to $37,849 for the same period of 2001, a decrease of $20,908, principally attributable to $21,508 in interest due to Abril under the Abril Credit Facility in 2001.

      Other non-operating expense (income) net. Other non-operating expense, net for the year ended December 31, 2002 was $590 as compared to other non-operating income, net of $2,438 in the same period in 2001, a decrease of $1,848.

      Minority interest. The Minority interest was $64 (negative) for the year ended December 31, 2002, as compared with $284 (positive) for the same period in 2001. In November 2001 Abril's 14% equity interest in TVA Sul was exchanged for an increase in Abril's equity interest in TVA. See Item 7, "Major Shareholders and Related Party Transactions."

      Equity in losses of affiliates, net. For the year ended December 31, 2002, Equity in losses of affiliates amounted to a loss of $6,337, as compared to a loss of $2,375 in the same period of 2001, an increase of $3,962. This loss originated in the operations of Canbras TVA, largely a result of the effect of the real devaluation on Canbras TVA's programming costs and dollar-denominated indebtedness.

      Net income (loss). For the reasons noted above, Net loss for the year ended December 31, 2002 was $71,416, as compared to a Net loss of $75,817 for the comparable period in 2001.

B. Liquidity and Capital Resources

      Since inception, the Company has sustained losses primarily due to insufficient revenue to fund start-up costs, interest expense and charges for depreciation and amortization arising from the development of its pay television systems. As of December 31, 2003, the Company had cumulative net losses of $538,173. During the periods under review, the Company required external funds to finance its capital expenditures, operating activities and make payments of principal and interest on its indebtedness. The sources of such funds have been as follows: (i) borrowings from Abril under the Abril Credit Facility, of which $39,712 was outstanding as of December 31, 2003, (ii) borrowings under lines of credit, of which $8,059 was outstanding as of December 31, 2003, (iii) net capital contributions of approximately $516,487 from shareholders, (iv) the Senior Notes, of which $48,022 was outstanding to unaffiliated parties as of December 31, 2003, (vi) the disposition of non-strategic assets, including the DBS Systems and certain assets related thereto and the Company's programming-related assets, for which the Company received net cash proceeds in 1999 and 2000 of approximately $177,600 and $51,070, respectively.

      The Company's liquidity needs arise primarily from capital expenditures, debt service requirements and, in certain periods, the funding of its working capital requirements. The Company presently meets all such requirements from cash generated from operations.

      The Company will likely require capital for (i) the continued funding of losses and working capital requirements, (ii) the installation of equipment at subscribers' locations,
(iii) the construction/maintenance of additional/existing transmission and headend facilities and related equipment purchases, (iv) the development of its Internet businesses and (v) the payment of the principal amount of its indebtedness. As of December 31, 2003, the Company had $95,793 of indebtedness outstanding, primarily consisting of the Senior Notes in the aggregate principal amount of $48,022, $39,712 outstanding under the Abril Credit Facility, and short term revolving credit facilities in an aggregate principal amount of $8,059.

      The Company made purchases of fixed assets of $11,223, $11,195 and $30,722 in 2003, 2002 and 2001, respectively. Management estimates that $11 million of capital expenditures will be required in 2004, principally in connection with the purchase of installation materials and equipment, Cable and MMDS technical upgrades and the development of its pay television and internet operations (including the replacement of Churn and the increase of the subscriber base).

      The Company's principal sources of liquidity are borrowings from Editora Abril and the Company's short-term borrowings (each as described below), together with net cash provided by operating activities. However, until sufficient cash flow is generated from operations, the Company will be required to utilize its current sources of debt funding to satisfy its liquidity needs. In November 2001, the Company's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159 under the Abril Credit Facility and the transfer of certain nonmonetary assets and liabilities amounting to $5,525. This capitalization lowered the Company's leverage ratio and improved its borrowing capacity under existing and new lines of credit. The Company had approximately $292 of cash and cash equivalents as of December 31, 2003.

      For the year ended December 31, 2003, net cash provided by operating activities was $9,233, primarily as the result of the net loss for the year of $39,999, which was partially offset by $22,748 of Depreciation and $19,054 of Deferred Income Tax. For the year ended December 31, 2003, net cash used in investing activities was $11,082, largely as the result of capital expenditures for the purchase of fixed assets of $11,223. The purchases of fixed assets were principally related to the maintenance of Cable and MMDS networks and the subscriber base, the purchase of reception equipment (spare parts), which includes hardware, materials and labor used for new subscriber installations and decoders, and the development of the Company's Internet operations. For the year ended December 31, 2003, net cash provided by financing activities was $927.

      The Abril Credit Facility allows the Company to borrow up to $60,000 on a revolving basis. Since June 1996, the Company has from time to time requested, and Abril has provided, funds in excess of $60,000. The loans are generally denominated in reais and bear interest at a rate equal to a percentage of the CDI rate, the Brazilian interbank lending rate, adjusted at the beginning of each month. In November 2001, the Company's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159 under the Abril Credit Facility. As of December 31, 2003, the Company had $39,712 outstanding under the Abril Credit Facility.

      On November 26, 1996, Tevecap raised funds in foreign markets through a private placement of $250,000 12 5/8% Senior Notes (the "Senior Notes") maturing on November 26, 2004 and guaranteed by certain of Tevecap's subsidiaries. The Senior Notes were subsequently registered under the Securities Act pursuant to Exchange Offers in May and December 1997. Concurrently with the consummation of the DBS Sale in July 1999, as described above, the net proceeds to the Company from the DBS Sale were used by the Company to repurchase, through a wholly-owned subsidiary, Senior Notes in the aggregate principal amount of $201,978. In addition, the Company obtained a consent from holders of the Senior Notes to amend the restrictive covenants contained in the terms of the Senior Notes.

      The Company has also raised funds through the disposition of non-strategic assets, including the DBS Systems and certain assets related thereto and the Company's programming-related assets (ESPN Brasil, HBO Brasil and Eurochannel), for which the Company received net cash proceeds in 1999 and 2000 of approximately $177,542 and $51,070, respectively. See Item 4, "Information on the Company--History and Development of the Company."

      The Company's liquidity may also be adversely affected by statutory minimum dividend requirements under applicable Brazilian law.

C. Research and Development

      The Company is not engaged in significant research and development operations. However, the Company continues to consider the utilization of its Cable and MMDS networks for the provision of other services, such as telephony services. Current ANATEL regulations permit any company meeting certain criteria to provide telephony services, and the Company has obtained licenses allowing it to provide telephony and other communications services in certain of its markets. In addition, the Company expects to deploy its digital Cable services in the second semester of 2004 utilizing compression technology that permits the Company to significantly increase the number of channels provided by its Cable networks.

D. Trend Information

      The Company's results of operations for the three years ended December 31, 2003 have been affected by Brazilian economic conditions, including a significant devaluation of the real in 1999 and a continued devaluation through 2002. This devaluation, together with a recession in Brazil, had a significant adverse effect on the operations of the Company, and materially raised the cost of financing for the Company. In addition, the recessionary environment created difficulties in maintaining existing subscribers. These factors led the Company to implement a strategy focused on the sale of non-strategic assets, including the Company's DBS and programming-related assets. See Item 4, "Information on the Company--History and Development of the Company."

      In 2003 the real appreciated by 18.3% to R$2.8892 per U.S.$1.00. During the first five months of 2004, however, the real has depreciated by approximately 8.3% against the U.S. dollar.

      During the first three months of 2004, the Brazilian economy performed favorably, with industrial production increasing by 11% (compared with the same period of 2003) and an increase in GDP of 2.7% (over the fourth quarter of
2003). The Company's results of operations for the year ending December 31, 2004 will be influenced generally by Brazilian economic conditions, including the effects arising from policies implemented by the administration of Luiz Inacio Lula da Silva and the roll-out of the Company's new digital services. See Item 3, "Key Information--Risk Factors--Factors Relating to Brazil."

E. Off-Balance Sheet Arrangements

      The Company does not have any off-balance sheet arrangements.

F. Contractual Obligations

      The following table sets forth the principal contractual obligations of the Company during the periods indicated.

------------------------------------------------------------------------------------------------------------
                                                                          Payment due by Period
                                                                        (thousands of dollars)
                                                     -------------------------------------------------------
                                                     Less than 1
Contractual Obligations                    Total         year        1-3 years     3-5 years    Over 5 years
------------------------------------------------------------------------------------------------------------
Long-term debt obligations                 56,081       56,081            --            --           --
------------------------------------------------------------------------------------------------------------
Capital (finance) lease
obligations                                    --           --            --            --           --
------------------------------------------------------------------------------------------------------------
Operating lease obligations                    --           --            --            --           --
------------------------------------------------------------------------------------------------------------
Purchase obligations
(including programming agreements)         84,766       25,933        58,833            --           --
------------------------------------------------------------------------------------------------------------
Other liabilities                           2,034        2,034            --            --           --
------------------------------------------------------------------------------------------------------------
Other long term liabilities                 4,620           --         4,209            --           --
------------------------------------------------------------------------------------------------------------
Total                                     147,501       84,048        63,042           411           --
------------------------------------------------------------------------------------------------------------

      The figures set forth above represent estimates made by the Company using various assumptions for the years indicated, including (i) that the Company's present programming and supply contracts will remain in effect at the current rates set forth in such contracts during such years, (ii) that the Company's subscriber base will not fall below its present level during such years and
(iii) that the real/dollar exchange rate will remain stable during such years. As a result, the Company's actual contractual obligations during the years indicated above could vary materially based upon, among other things, changes in the Company's programming line-up, capital expenditure needs, subscriber base and the real/dollar exchange rate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

      The Company is managed by its Conselho de Administracao ("Board of Directors") and Diretoria ("Committee of Officers"). Day-to-day operations of the Company are managed by the Company's Executivos ("Executive Officers"). See
Item 10, "Additional Information--Estatuto Social."

Board of Directors
                                                              Current Position
Member                                          Position         Held Since
------                                          --------      ----------------
Maurizio Mauro ..........................       President           2004
Emilio Humberto Carazzai Sobrinho........        Member             2003
Leila Abraham Loria......................        Member             2003
Arnaldo Figueiredo Tibyrica..............        Member             2003
Deborah Patricia Wright..................        Member             2003
Francisco Savio Couto Pinheiro...........        Member             1995
Marcelo Vaz Bonini ......................        Member             2004
Mitchell R. Cohen........................        Member             2001
Plinio Villares Musetti..................        Member             2004

Committee of Officers
                                                              Current Position
Member                                          Position         Held Since
------                                          --------      ----------------
Carlos Eduardo Malagoni..................        Member             2004
Virgilio Jose Carreira Amaral                    Member             2004
Marcelo Vaz Bonini.......................        Member             2001

Executive Officers

                                                                                       Current Position
Member                                          Position                                  Held Since
------                                          --------                               ----------------
Leila Abraham Loria.....................     Chief Executive Officer                        1999
Carlos Eduardo Malagoni.................     Chief Financial Officer                        2002
Vito Chiarella Neto.....................     Customer Relationship & Sales Officer          2001
Amilton Lucca...........................     New Business Development Officer               2001
Virgilio Jose Carreira Amaral...........     Strategy & Technology Officer                  1999

      Maurizio Mauro was appointed President of the Board of Directors in 2004. Mr. Mauro has been the CEO of Abril Group since 2001. Prior to joining the Abril Group, he served as a Senior Partner with Booz Allen Hamilton in its Sao Paulo office for almost 14 years. As the country head and President of Brazilian operations, Mr. Mauro advised large corporations in service industries, such as banks, insurance companies, telecommunication operators and media groups, as well as the Brazilian Government, in strategic planning, organization efficiency and succession/governance restructuring issues. His professional experience includes being the Planning Officer for a domestic bank and founder and general manager of a software and data communications company. Mr. Mauro has also served as a Board member for Booz Allen Hamilton and as a visitor professor at IBMEC, where he taught a strategic planning course. Mr. Mauro holds a B.A. degree from Fundacao Getulio Vargas and an M.S. in Finance from Universidade de Sao Paulo.

      Emilio Humberto Carazzai Sobrinho has been a member of the Board of Directors since March 2003. Mr. Carazzai has an M.B.A. from Manchester Business School in England. Previously, he was the President of Ciaxa Economica Federal from January 1999 through April 2002. He has also been the Director of Planning for Bompreco ParS/A. Mr. Carazzai has served in various public administration capacities, including Executive Secretary of the

Ministry of Treasury, Secretary of International Affairs of the Ministry of the Treasury, and Adjunct Secretary General of the Ministry of Agriculture. Additionally, Mr. Carazzai has also been a director as Banorte, a member of the Council of the Brazilian Federation of Banks, a consultant for Booz-Allen & Hamilton, and an advisor to various private and public entities.

      Leila Abraham Loria has been the Chief Executive Officer of TVA since June 1999 and a member of the Committee of Officers since March 2003. Previously, Mrs. Loria was Business Director at the retail operation of Mesbla Lojas de Departamentos S.A. Ms. Loria also held managing positions at Wal-Mart Brasil and Galaxy Brasil and was responsible for the development and implementation of these operations in Brazil. Mrs. Loria received a degree in Management from the Fundacao Getulio Vargas Foundation in 1976, a Masters in Administration from COPPEAD-UFRJ and an Executive MBA from APG-Amana.

      Arnaldo Figueiredo Tibyrica has been a member of the Board of Directors since March 2003. Mr. Tibiryca served as Vice President of Legal, Regulatory, and Institutional Affairs of BCP S.A. since 1997. He has also been associated with Grupo C & A and Banco Itau. Mr. Tibyrica received his law degree from PUC-SP.

      Deborah Patricia Wright has been a member of the Board of Directors since March 2003. She has previously served as a director of Amelia.com (an Internet division of the Pao de Acucar Group) since 2000. Ms. Wright has also been the General Director of Parmalat Brasil Ltda., and has twenty years experience in consumer products with large companies such as ICI (Tintas Coral), Philip Morris (Kibon e Suchard) and Unilever.

      Francisco Savio Couto Pinheiro has been a member of the Board of Directors since 1995. Mr. Pinheiro is a former Secretary of Communications who has also held posts at Embratel and Radiobras, the Brazilian government-owned broadcasting company. Mr. Pinheiro is currently a consultant and General Manager of SP Communications. Mr. Pinheiro holds undergraduate and graduate degrees in telecommunications.

      Mitchell R. Cohen is a managing director at Hellman & Friedman. Mr. Cohen's primary areas of focus are the media and telecommunications industries. Prior to joining the firm in 1989, Mr. Cohen was an associate in the Merchant Banking Department and the Office of the Chairman at Shearson Lehman Hutton Inc. Mr. Cohen is a director of Eastern Wireless Corporation and Falcon International Communications L.P., and a former director of VoiceStream Wireless Corporation and Avanstar, Inc. Mr. Cohen graduated from the McIntire School of Commerce at the University of Virginia.

      Plinio Villares Musetti is a partner of JP Morgan Partners based in Sao Paulo, Brazil and is responsible for investments in Brazil and Latin America. Prior to joining JP Morgan Partners in 2002, Mr. Musetti was the CEO and President of Elevadores Atlas S.A. and later Elevadores Atlas Schindler S.A., the largest elevator and escalator company in Latin America. Previously, Mr. Musetti was the Chief Financial Officer of Industrias Villares S.A., a Brazilian industrial company with operations throughout Latin America. Mr. Musetti is on the Board of Directors of Atrium Telecom, Diagnostics America S.A. , Elevadores Atlas Schindler S.A. and Satipel Industrial S.A. Mr. Musetti graduated with a degree in Civil Engineering and Business Administration from Mackenzie University in Sao Paulo, Brazil and has also attended the Program for Management Development at Harvard Business School.

      Marcelo Vaz Bonini has been a member of the Board of Directors since 2004 and a member of the Committee of Officers since 2001. Mr. Bonini joined TVA in 1993 and has since then participated in joint ventures with strategic partners, the launching of bond offerings in the American market, and various corporate reorganizations (mergers, acquisitions and takeovers). Prior to his involvement in TVA, he was an auditor at Cooper & Lybrand. Mr. Bonini graduated with a degree in Accounting Sciences from the Pontificia Universidade Catolica de Sao Paulo.

      Vito Chiarella Neto has been the Customer Relationship Officer of TVA since March 2002. Mr. Neto joined the Abril Group in 1992 and worked in the comptroller's department until 1999 when he became General Manager of operations at TVA Sul. In 2000 and 2001, he was the Director of TVA's operations in Sao Paulo. Mr. Neto graduated with a degree in Accounting from the Faculdades Tibirica.

      Amilton Lucca has been the Internet Operations Officer of TVA since August 2001. Prior to his association with TVA, beginning in 1997, Mr. Lucca was responsible for telecom operations at EDS. Mr. Lucca graduated with a degree in Electric Engineering and a masters degree in Telecommunications from FAAP.

      Carlos Eduardo Malagoni has been the Chief Financial Officer of TVA since November 2002 and was appointed to the Committee of Officers in 2004. Mr. Malagoni joined TVA in 1993 and has participated in the Company's new businesses development, bond offerings, and mergers and acquisitions. Prior to his involvement with TVA, Mr. Malagoni was associated with Unibanco and Samsung. Mr. Malagoni holds a degree in Economics from FAAP and an MBA from Ibmec.

      Virgilio Jose Carreira Amaral has been with TVA since 1995, and now serves as Strategy and Technology Officer and as a member of the Committee of Officers. Mr. Amaral has participated in the implementation of DirecTV (Galaxy Brasil), Ajato Broadband and the expansion of MMDS and cable infrastructure. Prior to joining TVA, Mr. Amaral worked for 18 years at TV Globo, holding managing positions. Mr. Amaral has a degree in Electronic Engineering from the University of Sao Paulo.

B. Compensation

      For the year ended December 31, 2003, the aggregate compensation, including bonuses, of all Directors, Officers and Executive Officers of the Company was $0.3 million. Members of the Board of Directors and the Committee of Officers do not receive a salary from the Company.

      For the year ended December 31, 2003, the aggregate amount set aside by the Company to provide pension, retirement or similar benefits to Directors, Officers and Executive Officers was $0.1 million.

C. Board Practices

      Members of the Board of Directors and Committee of Officers are elected for a two-year period, currently expiring on March 2005. Executive Officers are appointed and removed by the Board of Directors and do not have a stated term of office. Directors, Officers and Executive Officers do not enter into service contracts with the Company. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders--Board of Directors" and Item 10, "Additional Information--Estatuto Social."

D. Employees

      The following table sets forth the number of officers, managers and other permanent employees of the Company as of the dates indicated.

                                                                  As of December 31,
                       ----------------------------------------------------------------------------------------------------
                                     2003                               2002                               2001
                       --------------------------------   ------------------------------     ------------------------------
City                   Officers   Management     Others   Officers   Management   Others     Officers   Management   Others
----                   --------   ----------     ------   --------   ----------   ------     --------   ----------   ------
Sao Paulo                 7           14           366         7         16         414         8          27          643
Rio de Janeiro           --            2            73        --          3          77        --           2           88
Curitiba                 --            1            64        --         --          65        --           2           64
Camboriu                 --            1            10        --         --           9        --           1           11
Florianopolis            --            1             9        --          1          10        --           1           12
Foz do Iguacu            --            1            12        --         12           1        --           1           13
                       --------   ----------     ------   --------   ----------   ------     --------   ----------   ------
     Total                7           20           534         7         32         576         8          34          831
                       ========   ==========     ======   ========   ==========   ======     ========   ==========   ======


     As of December 31, 2003, the Company also employed 21 interns and 2 temporary employees, as compared to 11 interns and 11 temporary employees as of December 31, 2002 and 12 interns and 53 temporary employees as of December 31, 2001, most of whom were located in Sao Paulo and Rio de Janeiro.

E. Share Ownership

      No Director, Officer or Executive Officer listed above owns more than 1% of the common shares of Tevecap S.A. See Item 7, "Major Shareholders and Related Party Transactions."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

      Tevecap has one class of capital stock, common shares, authorized and outstanding. As of December 31, 2003, 485,220,440 common shares were outstanding, representing authorized social capital of R$837,601,700. The following table sets forth, as of December 31, 2003, information regarding the beneficial ownership of Tevecap's common shares:

                                                                         Number of Common
         Shareholder                                                       Shares Owned          Percentage
         -----------                                                     ----------------        ----------
         Abril Comunicacoes S.A......................................       438,925,477             90.4%
         Falcon International Communications (Bermuda) L.P.(a).......        27,930,829              5.7
         JP Morgan Partners LLC (b)..................................        18,364,123              3.7
         All directors and executive officers as a group.............                11             --(c)

      (a)   A subsidiary of Falcon International Communications L.L.C.

      (b) 11,496,330 and 6,867,793 of the shares beneficially owned by JP Morgan Partners LLC ("JPM") are held of record by two wholly-owned subsidiaries of CMIF (the "JPMorgan Parties").

      (c)   Less than 1%.

      In addition, on November 19, 2001, the shareholders approved a capital increase whereby the number of shares held by Abril increased from 140,700,748 to 399,582,903. This capital increase (together with a capital increase in 1998) was paid through the capitalization of loans owed by the Company to Abril under the Abril Credit Facility. In addition, the 2001 capital increase was paid through contributions of the minority interests of Abril in TVA Sul and Canbras Parana and Roberto Civita in TVA Sistema. See Item 5, "Operating and Financial Review and Prospects--Liquidity and Capital Resources."

      In addition, in December 2003 Abril Comunicacoes S.A. ("Abril") purchased from Hearst/ABC Video Services II ("HABC II") all of HABC II's equity interest in Tevecap (thereby increasing its ownership interest from 82.3% to 90.4%).

      The relations among the Company's equity holders are governed by a Stockholders Agreement (as amended, the "Stockholders Agreement"), dated December 6, 1995, among Tevecap, Robert Civita, Abril, the JPMorgan Parties and Falcon International (collectively, the "Stockholders"). The following describes certain terms of the Stockholders Agreement, as amended.

      Transfer of Shares. Any Stockholder desiring to transfer shares of capital stock to any third party, including another Stockholder, must first offer such shares to Tevecap and all of the other Stockholders. Tevecap has the right to determine first whether to purchase such shares; if Tevecap elects not to exercise its right to purchase the shares, the other Stockholders may elect to purchase such shares. If Tevecap or the other Stockholders decide to purchase the offered shares, all of such shares must be purchased. If neither Tevecap nor the other Stockholders offer to purchase all of the offered shares, the Stockholder desiring to sell such shares may sell the shares to any person, provided that (i) all of the shares are sold simultaneously within six months after the decision by Tevecap and the Stockholders not to purchase the shares,
(ii) Tevecap has not determined that the person making such purchase is a stockholder of undesirable character, lacks necessary financial capacity or competes with the Company, and (iii) the price for sale to such third party is at least 90% of the price offered to the Company and the other Stockholders. The provisions regarding transfers of shares do not apply to transfers to certain affiliates of the Stockholders. In addition, the

Stockholders have preference over all other persons or entities to subscribe for new issuances of capital stock by the Company in proportion to their existing ownership of capital stock.

      Event Put Options. Upon the occurrence of certain defined "triggering events" each of the Stockholders, other than Abril, may demand that Tevecap buy all or a portion of the shares of capital stock of Tevecap held by such Stockholder, unless the shares of capital stock held by such Stockholder are publicly registered, listed or traded (collectively referred to as an "Event Put"). The triggering events are: (i) the amount of capital stock held by such Stockholder exceeds the amount allowed under any legal restriction to which such Stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by Robert Civita, Abril, any of the respective affiliates of Robert Civita or Abril or Tevecap of any representation, warranty, covenant or duty made or owed pursuant to the Stockholders Agreement, the Stock Purchase Agreement, dated August 25, 1995, among Robert Civita, Abril, the JPMorgan Parties, and certain other parties, or the Stock Purchase Agreement, dated December 6, 1995, among Tevecap, Robert Civita, Abril, the JPMorgan Parties, Falcon International and certain other parties; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) Robert Civita ceases to directly or indirectly hold without the approval of the Stockholders 31.258% of the capital stock and voting capital stock of Tevecap or he ceases to control the voting capital stock held by his affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement, dated July 22, 1994, as amended, among Tevecap, Televisao Show Time Ltda. ("TV Show Time"), TVA Brasil Radioenlaces Ltda. ("TVA Brasil") and Abril, each of which holds certain licenses covering certain operations of TVA, ceases to be valid or effective or TV Show Time, TVA Brasil or Abril is liquidated or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy or (vi) another Stockholder exercises an Event Put, other than a Regulatory Put. The price to be paid in connection with an Event Put is set at fair market value determined by appraisal or by a multiple of Tevecap's most recent quarterly earnings. However, in the event Tevecap does not have the funds to satisfy its payment obligations under an Event Put, then, subject to a number of conditions, exercising Stockholders may elect to receive special voting or non-voting preferred shares of Tevecap. These preferred shares will have priority with respect to the distribution of dividends and repurchases of shares by Tevecap. The carrying value of the redeemable shares subject to an Event Put reflect the capital contributions made by the Stockholders (other than Falcon shares also subject to a Time Put, as described below, the carrying value of which is adjusted to fair value in accordance with the probability of redemption). The shares formerly held by HABC II, which were sold to Abril as described above, are no longer deemed redeemable shares. See Note 17 to the Company's Financial Statements.

      Time Put Options. In addition, pursuant to the Stockholders Agreement, Falcon International may demand that Tevecap buy all or any portion of the shares of capital stock of Tevecap held by Falcon International (the "Falcon Time Put"). The price to be paid in connection with the Falcon Time Put is fair market value determined in the same manner as an Event Put. However, in the event Tevecap does not have the funds to satisfy its payment obligations under the Time Put, then, subject to a number of conditions, Tevecap may deliver to Falcon promissory notes payable three years from the issue date thereof. In the event Tevecap is unable to satisfy its payment obligations under these promissory notes, Falcon may be entitled, subject to a number of conditions, to sell its shares of Tevecap to a third party. As of the date of the filing of this Annual Report, Falcon has not exercised the Falcon Time Put.

      Registration Rights. The JPMorgan Parties, considered together, or Falcon International may request that the Company effect the registration of any or all of the capital stock held by such Stockholder. However, the Company is not obligated to effect more than one registration requested by a Stockholder in any 12 month period or more than three registrations requested by a Stockholder in total. The capital stock that is the subject of the registration demand must be of a certain minimum amount. In addition, Tevecap must offer each Stockholder other than Abril the opportunity to register capital stock held by such Stockholder, subject to standard reductions in amount such Stockholder may register as recommended by the managing underwriter. Tevecap is obligated to pay all registration expenses other than underwriting discounts and commissions or transfer taxes, and Tevecap is only obligated to pay for the fees and expenses of Tevecap's counsel and accountants.

      Board of Directors. Tevecap is governed by a board of directors with nine members. Under the Stockholders Agreement, Abril designates six members, Falcon International designates one member and the JPMorgan Parties together designate one member. The final member is an independent member nominated by Abril and designated by an affirmative vote of all shareholders entitled to designate a director. The affirmative vote of members of the board representing the JPMorgan Parties and Falcon International is required for: acquisition of ownership interests in other companies; acquisition or liens on equity in other companies or liens on assets other than in ordinary course and in aggregate less than $500,000; incurrence of indebtedness of less than one year maturity and in an amount greater than $1,000,000; incurrence of indebtedness of greater than one year maturity except trade debt and in an aggregate amount of less than $500,000; asset sales and acquisitions (whether one transaction or a series of related transactions involving assets, including restructuring, mergers, consolidations of assets) with an aggregate value in excess of US$ 5,000,000; loans on advance payments; non-financial guarantees in aggregate totaling more than $100,000; transactions with affiliates; and modifications to the Service Agreement. Tevecap must obtain the approval of Falcon International before entering into contracts in excess of $1,000,000. Tevecap must obtain the approval of each of the JPMorgan Parties and Falcon International before any corporate restructuring or any public offering of securities of Tevecap.

      Notwithstanding the foregoing: (i) expenditures or projects of the Company that are included in approved Business Plans do not require any additional Board or shareholder approval and (ii) the Company is allowed to incur indebtedness of up to US$10,000,000 (or the reais equivalent) or guarantee of loans in such amounts, without the need to obtain specific approval from the Board of Directors or shareholders, provided such loans or guarantees are within the limits of approved Business Plans and are in the ordinary course of business.

      Required Dividend. Tevecap is required by the terms of the Stockholders Agreement to pay annual dividends equal to the net cash flow of Tevecap or 25% of the net consolidated profit (as defined by Brazilian law) of Tevecap. Since inception, Tevecap has never declared a dividend.

B. Related Party Transactions

Overview

      Tevecap has engaged in a significant number and variety of related party transactions, including, without limitation, the transactions described below. Although Tevecap believes such transactions are conducted on an arm's-length basis, Tevecap has not performed any studies or analyses to determine whether the terms of past transactions with related parties have been equivalent to arm's-length transactions and cannot state with any certainty the extent to which such transactions are comparable to those which might have been obtained from a non-affiliated third party.

Transactions Among Related Parties

      Editora Abril Service Agreement

      In January 2002, pursuant to a Service Agreement with its affiliate Editora Abril, the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril. Under this Service Agreement, the Company pays to Editora Abril a monthly fee of approximately R$478,000 ($165,000 as of December 31, 2003).

      Publishing and Advertising

      The Company publishes a monthly programming guide detailing the Company's programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 200,000 copies of the Company's monthly programming guide in return for a monthly payment of approximately $110,000. The monthly magazine was distributed in accordance with a distribution agreement, dated September 1992, between the Company and Abril, pursuant to which the Company paid Abril approximately $25,000 per month. In October 2001, the Company discontinued its distribution agreement with Abril and contracted with an independent third party to provide these services.

      TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company's monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

      Abril Credit Facility

      Tevecap has entered, as the borrower, into a revolving credit facility (the "Abril Credit Facility") with Editora Abril S.A., as the lender. The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000,000. Since June 1996, Tevecap has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to Tevecap under the Abril Credit Facility. In November 2001, Tevecap's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159,000 under the Abril Credit Facility. As of December 31, 2003, the aggregate principal amount outstanding under the Abril Credit Facility was $39.7 million.

      Other Intercompany/Shareholder Loans

      Tevecap has used the proceeds from the Abril Credit Facility to make capital contributions to TVA Sistema and TVA Sul, as well as to extend loans to various interrelated companies. The aggregate outstanding amounts under these loans as of December 31, 2003 were $9.0 million.

      Service Agreement with Licenseholders

      Pursuant to a Service Agreement, dated July 22, 1994, as amended, Abril Comunicacoes S.A., TVA Brasil and TV Show Time (the "Licenseholders") agreed to transfer to TVA all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which TVA has minority interests. While the Licenseholders retained the title to such licenses, the Licenseholders promised to take all steps necessary to transfer the title of such licenses to Tevecap. Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers. The transfer of the title to such licenses is currently either pending, subject to approval by the Ministry of Communications, or waiting for the passage of certain statutory or regulatory waiting periods.

ITEM 8. FINANCIAL INFORMATION

      Item 19 contains all financial statements required to be filed as part of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A. Offer Listing and Details

      Tevecap has one class of capital stock, common shares, authorized and outstanding. The Company's common stock are not listed on any exchange and are not publicly traded. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

B. Plan of Distribution

      Not applicable.

C. Markets

      The Company's outstanding registered securities consist solely of the Company's 12"% Senior Notes due 2004 (referred to herein as the "Senior Notes") that were registered under the Securities Act pursuant to an Exchange Offer which expired on May 23, 1997 and a subsequent Exchange Offer which expired on December 10, 1997. There is no formal trading market for such securities.

      The Company does not have any publicly traded class of equity securities. See Item 9(A) above.

D. Selling Shareholders

      Not applicable.

E. Dilution

      Not applicable.

F. Expenses of the Issue

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

      Not applicable.

B. Estatuto Social

1. The Company's corporate purpose, as set forth in Subsection 3 of Chapter I of its Estatuto Social, is as follows: (i) the production, acquisition, licensing, distribution, import and export of television programs; (ii) the rendering of telecommunication services, in particular pay television services, as well as other services relating to signal transmission, reception and distribution systems and television programs; (iii) advertisement and publicity exploitation; and (iv) investment in other companies, especially those in the telecommunication field.

2. The Company is managed by the Board of Directors and the Committee of Officers. Day to day management, however, is carried out by the Executive Officers. See Item 6, "Directors, Senior Management and Employees."

      The Board of Directors is composed of 9 regular members and 9 alternates, each elected by the general shareholders meeting. The Board of Directors shall meet whenever necessary and at least every three months, upon request in writing by any of its regular or alternate Directors (such request to be delivered at least ten business days before the date of the meeting and upon presentation of the agenda to be discussed). The meeting of the Board of Directors shall be convened only with the attendance of at least six of its regular members, in person or as represented by their respective alternates. The resolutions shall be taken by the favorable vote of the majority of the Directors present at the meeting.

      The Committee of Officers comprises a minimum of two and a maximum of five members. The Committee of Officers manages the business of the Company in general and practices any and all acts necessary or advisable, except those which, pursuant to applicable law, the Estatuto Social or the Stockholders Agreement, are the responsibility of the shareholders or the Board of Directors.

      (a) There are no provisions in the Estatuto Social relating to the power of Directors or Officers to vote on a proposal in which a conflict of interest exists or may exist.

      (b) The aggregate compensation of the Board of Directors and the Committee of Officers is fixed pursuant to a General Shareholders Meeting and is distributed among the Directors and Officers as determined by the Board of Directors at a duly convened meeting.

      (c) Pursuant to Subsection 20 of Chapter V of the Estatuto Social and the Stockholders Agreement, the incurrence of the following indebtedness must be approved by all Directors appointed by minority shareholders: (i) indebtedness with a maturity of less than one year and in an amount greater than U.S.$1,000,000; and (ii) indebtedness with a maturity of more than one year (except trade debt in an aggregate amount lower than U.S.$500,000). Any other incurrence of indebtedness can be approved by a majority of the Directors present at a meeting of the Board of Directors or by any two Officers in the ordinary course of business. Notwithstanding the foregoing: (i) expenditures or projects of the Company that are included in approved Business Plans do not require any additional Board or shareholder approval and (ii) the Company is allowed to incur indebtedness of up to US$10,000,000 (or the reais equivalent) or guarantee of loans in such amounts, without the need to obtain specific approval from the Board of Directors or shareholders, provided such loans or guarantees are within the limits of approved Business Plans and are in the ordinary course of business.

      (d) There are no provisions in the Estatuto Social setting forth age limits or retirement requirements for Directors and Officers. Directors are elected for a period of two years (with the opportunity of reelection) by a shareholders meeting and remain as Directors until the appointment of their respective successors. In case of a vacancy, a general shareholders meeting shall be called to elect a substitute.

      Officers are elected by the Board of Directors for a period of two years and can be reelected. In case of a vacancy, a meeting of the Board of Directors shall be immediately called to elect the substitute, who shall complete the term of the Officer so replaced.

      (e) All Directors, whether regular or alternates, must be shareholders of the Company, although the Estatuto Social does not require ownership of a minimum number of shares to qualify as a Director. Officers do not need to be shareholders of the Company.

3. The Company's capital is divided into and represented by 485,220,440 shares, all of which are common shares entitled to one vote in shareholders meetings.

      (a) There are no provisions in the Estatuto Social setting forth a time limit for dividend entitlements to lapse. All shares are entitled to the same dividend payments. Under Brazilian law, the Company is required to pay dividends in an amount equal to 25% of its net consolidated profit (as defined by Brazilian law). In addition, upon resolution of the Board of Directors, interim dividends may be distributed out of net profits declared in annual or semiannual financial statements.

      (b) There are no provisions in the Estatuto Social concerning staggered intervals for the reelection of Directors or permitting or requiring cumulative voting.

      (c) All shares have the right to share in the Company's net profits. At the end of any fiscal year, from the net profits earned, 5% shall be deducted to from the legal reserve (which shall not exceed 20% of outstanding social capital).

      (d) All shares have the same right to share any surplus in case of a liquidation of the Company after settlement of all outstanding debts. In the event of liquidation, a general shareholders meeting shall determine the form of liquidation, appoint the liquidator and an audit committee to operate during the liquidation period.

      (e) The resolutions of a general shareholders meeting authorizing the purchase or redemption of the Company shares shall comply with the provisions in the Stockholders Agreement governing resolutions at general shareholders meetings.

      (f) There are no sinking fund provisions in the Estatuto Social.

      (g) All of the Company's shares are issued and fully paid. Consequently, the shareholders are not subject to further capital calls.

      (h) There are no provisions in the Estatuto Social discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

4. In order to modify the rights of shareholders, the Estatuto Social must be amended to reflect such modification. The Estatuto Social can be amended only through a resolution passed at a general shareholders meeting.

5. General shareholders meetings can be ordinary or extraordinary. Ordinary general shareholders meetings shall be held within four months following the closing of the fiscal year, whereas the extraordinary general shareholders meetings are held whenever necessary. All general shareholders meetings shall be called by the Board of Directors. Only the shareholders whose shares are subscribed to in their respective names, in the applicable register, up to three days before the date fixed for the general shareholders meeting, may participate and vote in such meeting.

6. Under Brazilian law, non-Brazilians are not entitled to own on a combined basis more than 49% of the voting stock of the Company.

7. There are no provisions in the Estatuto Social that would have the effect of delaying, deferring or preventing a change in control of the Company. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The Stockholders Agreement also contains other transfer restrictions relating to the Company's shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

8. There are no provisions in the Estatuto Social governing the ownership threshold above which shareholders ownership must be disclosed.

9. Brazilian corporate law is significantly different from U.S. corporate law in a number of areas. The Brazilian form of Articles of Incorporation (Estatuto Social) includes both the Anglo-Saxon concept of Articles of Incorporation and the concept of "by-laws." Tevecap S.A., like other large Brazilian companies, has a two-tier governance system, which typically involves a management or executive board (Committee of Officers) and a supervisory board (Board of Directors). The Committee of Officers is the executive body. Its members are appointed by the Board of Directors and are employed by the Company. The Board of Directors has supervising and advising functions only. Its members are representatives of shareholders and cannot be employed by the Company. The Board of Directors' duties include supervision of the Committee of Officers and the general course of business of the Company. The Board of Directors also performs advisory functions vis-a-vis the Committee of Officers.

10. There are no provisions in the Estatuto Social imposing more stringent conditions than those required by law to change the capital of the Company. However, pursuant to the Stockholders Agreement, any existing shareholder desiring to sell its shares must first offer its shares to the remaining shareholders. The Stockholders Agreement also contains other transfer restrictions relating to the Company's shares. See Item 7, "Major Shareholders and Related Party Transactions--Major Shareholders."

C. Material Contracts

      None.

D. Exchange Controls

      Brazilian law provides that, whenever there is, or is a serious risk of, a material imbalance in Brazil's balance of payments, the Brazilian Government may, for a limited period of time, impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1990, as well as on the conversion of the Brazilian currency into foreign currencies. In May 2004 the Brazilian economy registered a record trade surplus of U.S.$3.12 billion.

      The Brazilian Government currently restricts the ability of Brazilian or foreign persons or entities to convert reais into foreign currencies other than in connection with certain authorized transactions. There can be no assurance that the Brazilian Government will not in the future impose more restrictive foreign exchange regulations that would have the effect of eliminating or restricting the Company's access to foreign currency that would be required to meet its foreign currency obligations, including payments under the 12 5/8% Senior Notes due 2004 issued by Tevecap in November 1996. The likelihood of the imposition of such restrictions by the Brazilian Government may be affected by, among other factors, the extent of Brazil's foreign currency reserves, the availability of sufficient foreign currency on the date a payment is due, the size of Brazil's debt service burden relative to the economy as a whole, Brazil's policy towards the International Monetary Fund and political constraints to which Brazil may be subject.

      For a description of the foreign exchange markets in Brazil, see Item 3, "Key Information--Selected Financial Data--Exchange Rates." See also "Risk Factors--Factors Relating to Brazil."

E. Taxation

Brazil

      The following is a summary of the material Brazilian income tax consequences to Tevecap in connection with the sale and repayment of Tevecap's 12 5/8% Senior Notes due 2004 (the "Senior Notes") including any interest thereon) and to beneficial owners of the Senior Notes that are non-residents of Brazil in connection with the purchase, ownership and disposition of such Senior Notes. This summary is limited to Tevecap and to non-residents of Brazil which acquire the Senior Notes at the original issue price, and does not address investors who purchase Senior Notes at a premium or market discount. In addition, this summary is based on the Brazilian tax regulations as presently in effect and does not take into account possible future changes in such tax laws.

      Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The earnings of branches of foreign companies and non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources. Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the Senior Notes and the price at which the Senior Notes are redeemed) payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is considered derived from Brazilian sources and is therefore subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. If the beneficiary of the payment is located in a country in which the effective tax rate on net income is lower than 20%, the withholding rate is 25%. Notwithstanding the foregoing, the applicable withholding tax rate for negotiable instruments such as the Senior Notes was reduced to zero, pursuant to Resolutions 1853 of July 31, 1991 and 644 of October 22, 1980 of the Central Bank, subject to Central Bank Circular 2661 of February 8, 1996, which restricts such withholding tax reductions to negotiable instruments having a minimum maturity of 96 months. As a result, since the Senior Notes have an original maturity of 96 months, such reduction will apply to payments of interest and other income with respect to the Senior Notes.

      If, however, any Senior Note is redeemed prior to November 26, 2004, such reduction will not apply and, therefore, upon such redemption the Brazilian withholding tax will be imposed on the amount of interest, fees and commissions paid on such Senior Notes from the date of issue through the date of redemption. Based on the advice of its Brazilian tax counsel, Tevecap believes and intends to take the position for tax reporting purposes that, in the event of any such early redemption to which such withholding tax applies, so long as the paying agent through which such payment is made is located in Japan and payment to such paying agent discharges the obligations of Tevecap to make payments in respect of the Senior Notes, interest and other income with respect to the Senior Notes will be subject to Brazilian withholding tax at a rate of 12.5% under the tax treaty in effect between Brazil and Japan. In any event, under the terms of the Senior Notes, Tevecap would be required to gross up Senior Noteholders for any Brazilian withholding tax, subject to customary exceptions. Tevecap has the right to redeem the Senior Notes at par in the event that it is required to gross up for Brazilian withholding tax imposed at a rate in excess of 15%.

      Any earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to another non-resident of Brazil are not subject to tax in Brazil. Earnings or capital gains resulting from the sale (whether inside or outside Brazil) of any Senior Notes by a non-resident of Brazil to a resident of Brazil should not be subject to tax in Brazil, although the matter is not free from doubt.

      On February 8, 1996, the Brazilian Federal Government issued Decree No. 1,815, which imposed a tax on Brazilian issuers with respect to foreign exchange transactions ("IOF tax") related to the entering into Brazil of proceeds resulting from foreign loans (including the issue of securities such as the Senior Notes). The rate of IOF tax paid by the Company with respect to the issuance of the Senior Notes was zero %. Decree No. 1,815 was revoked by Decree No. 2,219 of May 2, 1997 which currently regulates the IOF tax. The IOF tax rate was reduced to zero upon the adoption of Ordinance No. 85 on April 24, 1997. However, under Law No. 8.894 dated June 21, 1994, such tax rate may be increased up to 25%.

      On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF"). Based on such Amendment, Law No. 9,311 of October 24, 1996 ("Law 9,311") was enacted, creating the CPMF tax. Under Law No. 9,311, as amended, all financial debit and money transfers through Brazilian bank accounts effected as from January 23, 1997 until December 31, 1998, including payments made by the Company with respect to the Senior Notes, will be subject to the assessment of the CPMF tax at the rate of 0.2%. Funds arising from the collection of CPMF tax will be applied only in the public health system. Since January 23, 1999, CPMF was extinguished and Congress approved Constitutional Amendment No. 21, on March 19, 1999, in order to reestablish CPMF at the rate of 0.38%, starting on June 19, 1999, for a period of one year, and subsequently at the rate of 0.38%, for a period of two years. The Constitutional Amendment No. 37 of June 2001 extended the CPMF leviance until December 31, 2004 at 0.38%.

      There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the Senior Notes).

United States

      The following is a summary of the material United States Federal income tax consequences to a beneficial owner of the Senior Notes that is a citizen or resident of the United States or a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, as well as other persons subject to United States Federal income taxation on a net income basis in respect of the purchase, ownership and disposition of a Senior Note ("U.S. Holders"). Such tax treatment may vary depending upon the particular situation of a U.S. Holder. This summary does not discuss all of the tax consequences that may be relevant to certain types of investors subject to special treatment under the United States Federal income tax laws (such as individual retirement accounts and other tax deferred accounts, banks, securities broker-dealers, life insurance companies, tax-exempt organizations, non-U.S. persons, persons whose "functional currency" is other than the U.S. dollar or persons that hold Senior Notes as part of a "straddle" or "conversion transaction" or otherwise as part of a "synthetic security" or other integrated transaction) and is limited to investors that hold Senior Notes as capital assets. In addition, this summary is limited to U.S. Holders that acquire the Senior Notes at their issue price and does not address investors that purchase Senior Notes at a premium or market discount. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder (the "Regulations"), revenue rulings, court cases, and other legal authorities as now in effect (or proposed) and as currently interpreted, and does not take into account possible changes in such tax laws or other legal authorities or such interpretations, which changes may have retroactive effect. No rulings on any of the issues discussed below will be sought from the United States Internal Revenue Service (the "IRS").

      PROSPECTIVE PURCHASERS OF THE SENIOR NOTES ARE ADVISED TO CONSULT THEIR TAX ADVISERS AS TO THE CONSEQUENCES OF A PURCHASE AND SALE OF SENIOR NOTES, INCLUDING, WITHOUT LIMITATION, (I) THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS TO WHICH THEY MAY BE SUBJECT, AND OF ANY POSSIBLE LEGISLATIVE OR ADMINISTRATIVE CHANGES IN LAW, (II) THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE POSSIBLE DEDUCTION BY THE ISSUER OF BRAZILIAN TAXES (AND OF THE PAYMENT BY THE ISSUER OF ADDITIONAL AMOUNTS WITH RESPECT THERETO) FROM PAYMENTS ON THE SENIOR NOTES, (III) THE AVAILABILITY, FOR UNITED STATES FEDERAL INCOME TAX PURPOSES, OF A CREDIT OR DEDUCTION FOR ANY BRAZILIAN TAXES SO DEDUCTED AND (IV) THE CONSEQUENCES OF PURCHASING THE SENIOR NOTES AT A PRICE OTHER THAN THEIR ISSUE PRICE.

      Interest on the Senior Notes

      Interest on the Senior Notes will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's method of accounting for United States Federal income tax purposes. The amount includible in the income of a U.S. Holder will be the gross amount of interest, including any Additional Amounts, if any, payable to holders of Senior Notes (i.e., the amount before deduction of any Brazilian withholding taxes).

      Disposition of a Senior Note

      Generally, any sale, redemption or other taxable disposition of a Senior Note by a U.S. Holder will result in taxable gain or loss equal to the difference between (1) the sum of the amount of cash and the fair market value of other property received with respect to such taxable sale, redemption or other taxable disposition (other than consideration attributable to accrued interest not previously taken into account, which consideration would be treated as interest received) and (2) the U.S. Holder's tax basis in the Senior Note. Any gain or loss upon a sale, redemption or other taxable disposition of a Senior Note will be capital gain or loss (which will be long-term if the Senior
Note is held for more than one year).

      Effect of Brazilian Withholding Taxes

      Payments with respect to a Senior Note will not be subject to Brazilian withholding tax unless the Note is redeemed prior to November 26, 2004. See "--Brazil." In the case of any Senior Note which is so redeemed, withholding taxes in respect of interest previously paid may be imposed by Brazil at the time of redemption. Any Brazilian tax withheld generally will be treated as a foreign income tax that U.S. Holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, to credit against their United States Federal income tax liability. No such deduction or credit will be available to the extent Brazil pays a subsidy to a U.S. Holder, a related person or Tevecap, the amount of which is determined (directly or indirectly) by reference to the amount of the withholding tax. While Brazil does not have a program or policy of paying such subsidies at present, it has had programs of that nature in the past and could implement such programs again in the future.

      For purposes of determining a U.S. Holder's United States foreign tax credit, the gain or loss on the sale, redemption or other taxable disposition of a Senior Note will generally constitute United States source income. Interest (including any Additional Amounts payable by Tevecap) will generally constitute foreign source passive income or financial services income for United States foreign tax credit purposes. However, if a Senior Note is redeemed prior to November 26, 2004, and payments with respect to the Senior Note are subject to Brazilian withholding tax imposed at a rate of 5% or more, the IRS might retroactively treat interest paid with respect to the Senior Note as high withholding tax interest.

      In any event, because the amount of foreign taxes for which the foreign tax credit may be taken for the taxable year is generally limited to an amount equal to the U.S. Holder's United States Federal income tax rate multiplied by its foreign source income for the taxable year, a U.S. Holder may have insufficient foreign source income to utilize fully any foreign tax credit attributable to such Brazilian withholding taxes (but such U.S. Holder may be entitled to utilize the foreign tax credit attributable to such withholding taxes for the holder's previous two or succeeding five taxable years, or such withholding taxes may instead be deductible by the U.S. Holder). A U.S. Holder may be required to provide the IRS with a certified copy of the receipt evidencing payment of withholding tax imposed in respect of payments on the Senior Notes in order to claim a foreign tax credit in respect of such withholding tax.

      Information Reporting and Backup Withholding

      For each calendar year in which the Senior Notes are outstanding, each DTC participant or indirect participant holding an interest in a Senior Note on behalf of a U.S. Holder and each paying agent making payments in respect of a Senior Note will generally be required to provide the IRS with certain information, including such U.S. Holder's name, address and taxpayer identification number (either such U.S. Holder's Social Security number or its employer identification number, as the case may be), and the aggregate amount of interest and principal paid to such U.S. Holder during the calendar year. These reporting requirements, however, do not apply with respect to certain U.S. Holders, including corporations, securities dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts, and individual retirement accounts.

      In the event that a U.S. Holder fails to establish its exemption from such information reporting requirements or is subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, the direct or indirect DTC participant holding such interest on behalf of such U.S. Holder or paying agent making payments in respect of a Senior Note may be required to "backup" withhold a tax (currently at a rate of 28%) from each payment of interest and principal with respect to the Senior Notes. This backup withholding tax is not an additional tax and may be credited against the U.S. Holder's United States Federal income tax liability if the required information is furnished to the IRS.

F. Dividends and Paying Agents

      Not applicable.

G. Statement by Experts

      Not applicable.

H. Documents on Display

      The Company is a foreign issuer subject to the reporting requirements of the Exchange Act and the rules and regulations thereunder. The Company files reports with the Securities and Exchange Commission (the "Commission") in electronic format via EDGAR. These reports can be accessed through the Commission's website (www.sec.gov) and can also be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, DC 20549, and at the SEC's regional offices located at the Woolworth Building, 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of such materials may be obtained at prescribed rates. Other information regarding the Company can be accessed through the Company's website (www.tevecap.com.br). All information obtained through the Company's website is expressly not incorporated by reference herein.

I. Subsidiary Information

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      The Company is subject to foreign currency exchange rate risk and interest rate risk. As of December 31, 2003, Tevecap had dollar-denominated debt of U.S.$48.4 million which is due on November 26, 2004:

      During January 1999, the Brazilian real experienced a significant devaluation after the Central Bank abandoned the exchange band within which the real was permitted to trade. Since that time, the exchange rate has been volatile, ranging up to R$3.9552 per U.S. dollar. See Item 3, "Key Information--Selected Financial Data--Exchange Rates."

      Although the Company's reporting currency is the U.S. dollar, the cash flow required to service its indebtedness is generated in local currency, Brazilian reais (R$). Using the year end 2003 exchange rate (R$2.89 per U.S.$1.00), the cash flow in reais to pay the interest (U.S.$0.6 million) and principal due in 2004 would be R$1.7 million and R$139.8million, respectively. A devaluation of the real to R$3.50 per U.S. dollar would require cash flow of R$2.1 million and R$169.3 million, respectively. If the real devalued to R$4.00 per U.S. dollar, the cash flow in reais to pay the interest and principal due in 2004 would be R$2.4 million and R$193.5 million, respectively.

      The Company is also subject to interest rate risk on its loans in local currency. As of December 31, 2003, the Company had $7.2 million of loans from an affiliate denominated in Brazilian reais, which bears interest at the average cost of funds of the affiliate. The majority of the affiliate's debt is in reais and bears interest at the CDI rate (the interbank certificate of deposit rate in Brazil), plus 1.0%.

      During 2003, the CDI rate ranged from 16.81% to 26.25%. The average rate for the year was 23.27%, and the rate at December 31, 2003 was 16.81%. If the CDI rate rose to 25%, interest payments on the $7.2 million would be approximately $1.8 million annually. If the CDI rate rose to 30%, the annual interest payments would be $2.1 million. Most of the interest due on these loans in the past has been added to principal rather than paid in cash.

      The Company does not hedge any of its market risks (other than entering into certain programming agreements that place ceilings on the dollar/real exchange rate used to calculate monthly programming costs) and does not utilize derivative financial instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

      Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

      As of December 31, 2003, the Company carried out an evaluation under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

      There has been no change in the Company's internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert.

      TVA does not have, and is not required to have, an audit committee.

Item 16B. Code of Ethics

      The Company does not presently have a code of ethics applicable to its senior executive officers. The Company is presently considering the adoption of a code of ethics, and will, upon its adoption, either: (i) provide a copy thereof to the Commission, (ii) post the text thereof on the Company's website (www.tevecap.com.br) or (iii) provide a copy thereof to any person upon request.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

      The following table summarizes the aggregate fees billed to us by Deloitte Touche Tohmatsu ("DTT"), during the fiscal years ended December 31, 2002 and 2003:

                                                Year ended December 31,
                                               -------------------------
                                                  2003           2002
                                               -----------   -----------
                                               (in thousands of dollars)
         Audit fees                               132.9          110.4
         Audit-related fees                         0              0
         Tax fees                                   0              0
         All Other fees                             0              0
                                               -----------   -----------
                                                  132.9          110.4

      Audit Fees are the aggregate fees billed by Deloitte Touche Tomhatsu for the audit of the Company's consolidated annual financial statements that are provided in connection with regulatory filings.

Pre-Approval Policies and Procedures

      The Company has adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by the Board of Directors. Any service proposals submitted by external auditors need to be discussed and approved by the Board of Directors during its meetings, which take place at least four times a year. Once the proposed service is approved, the Company or its subsidiaries formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our Board meetings.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      The Company is furnishing financial statements pursuant to the instructions in Item 18 of Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

      See Item 19(a) for a list of financial statements filed as part of this Form 20-F/A.

ITEM 19. EXHIBITS

      (a) Financial Statements. The following financial statements and schedules are filed as part of this annual report, together with the report of the independent registered accounting firm.

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

TEVECAP S.A. AND SUBSIDIARIES - Consolidated Financial Statements
     for the Years Ended December 31, 2003, 2002 and 2001 and
     Report of Independent Registered Accounting Firm...................     F-1

CCS--CAMBORIU CABLE SYSTEM DE TELECOMUNICACOES LTDA. -
     Financial Statements for the Years Ended December 31, 2003, 2002
     and 2001 and Report of Independent Registered Accounting Firm.....     F-51

      (b)   Other Exhibits

      Exhibit 12. Sarbanes-Oxley Act Section 302 Certifications

      Exhibit 13. Sarbanes-Oxley Act Section 906 Certifications

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVECAP S.A.

By:   /s/ Leila Abraham Loria
      ---------------------------
Name:     Leila Abraham Loria
Title:    Chief Executive Officer


By:   /s/ Carlos Eduardo Malagoni
      ---------------------------
Name:     Carlos Eduardo Malagoni
Title:    Chief Financial Officer

Date:    September 27, 2004

                                    GLOSSARY

      ABC: ABC, Inc., formerly known as "Capital Cities/ABC, Inc."

      Abril: Abril Comunicacoes S.A.

      Abril Credit Facility: A revolving credit facility, dated December 6, 1995, between Tevecap, as the borrower, and Abril, as the lender.

      ADSL: Asymmetrical Digital Subscriber Line.

      ANATEL: Agencia Nacional de Telecomunicacoes (National Telecommunications Agency), an independent Brazilian federal agency authorized to regulate the Brazilian subscription television industry.

      BBC: British Broadcasting Corporation.

      C-Band: A satellite transmission system which provides a signal on the "c" bandwidth.

      Cable: A Cable network employs electromagnetic transmission over coaxial and/or fiber-optic cable to transmit multiple channels carrying images, sound and data between a central facility and individual customers' television sets. Networks may allow one-way (from a headend to a residence and/or business) or two-way transmission from a headend to a residence and/or business with a data return path for the headend.

      Cable license: A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing Cable services for a specific franchise/license area.

      Canbras: Canbras Communications Corp., a Canadian corporation.

      Canbras Association Agreement: Association Agreement dated June 14, 1995, among Tevecap, TVA Sistema, the Canbras TVA companies, Canbras and Canbras-Par.

      Canbras Parana: Canbras Parana Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

      Canbras TVA: The operations of Canbras TVA Cabo, TV Cabo Santa Branca and Canbras Parana.

      Canbras TVA Cabo: Canbras TVA Cabo Ltda., a Brazilian limitada.

      Canbras-Par: Canbras Participacoes, Ltda., a Brazilian limitada wholly-owned by Canbras.

      Central Bank: Central Bank of Brazil (Banco Central do Brasil)

      Churn: With respect to a pay television system for a given period, the quotient expressed as a percentage of (i) the number of subscribers disconnected from such system less the number of formerly disconnected subscribers reconnected to the system divided by (ii) the number of subscribers to the system as of the beginning of the period plus the number of subscribers added to the system.

      CMIF: Chase Manhattan International Finance Ltd., an affiliate of JPMorgan Chase Bank which holds a 3.7% interest in Tevecap through two wholly owned subsidiaries.

      Coaxial cable: Cable consisting of a central conductor surrounded by and insulated from another conductor. It is the standard material used in traditional Cable systems. Signals are transmitted through it at different frequencies, giving greater channel capacity than is possible with twisted pair cable, but less than is allowed by optical fiber.

      Company: Tevecap, together with its consolidated subsidiaries.

      CPCT: Centrais Privadas de Comutacao Telefonica, certain private telephone networks comparable to private branch exchanges (PBX) found in larger apartment complexes, hotels and businesses in the United States.

      DBS: Direct broadcast satellite service, operating in C-Band or Ku-Band width, by which television programming is transmitted to individual dwellings, each served by a single satellite dish.

      DBS Sale: The sale by the Company of the DBS Systems and certain assets related thereto in July 1999.

      DBS Systems: Ku-Band and C-Band operations of Galaxy Brasil and TVA Banda C, respectively.

      DIRECTV: Brazil's first digital Ku-Band service, which is operated by Galaxy Brasil and Galaxy Latin America.

      DISTV: The distribution of television signals by physical means (i.e., by Cable) to end users, generally limited to signals without interference by a DISTV operator with the signal content.

      Editora Abril: Editora Abril S.A., a Brazilian corporation controlled by Robert Civita.

      ESPN Brasil: Programming provided by ESPN Brasil Ltda., an indirect subsidiary of ESPN, Inc. , in which ABC has an 80% equity interest and Hearst has a 20% equity interest.

      Event Put: A triggering event under the Stockholders Agreement pursuant to which each of the Stockholders (other than Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares.

      Falcon International: Falcon International Communications (Bermuda L.P.), a subsidiary of Falcon International Communications, L.L.C., a Delaware limited liability company.

      Falcon Time Put: A provision of the Stockholders Agreement pursuant to which Falcon International may, in certain circumstances, demand that Tevecap purchase all or a portion of the shares held by Falcon International.

      Fiber-optic cable: Cable made of glass fibers through which signals are transmitted as pulses of light. Fiber-optic cable has the capacity for a large number of channels.

      Financial Statements: The audited financial statements of Tevecap and its subsidiaries and the notes thereto included herein.

      Galaxy Brasil: Galaxy Brasil S.A., a former wholly-owned subsidiary of Tevecap that was sold to Galaxy Latin America in July 1999.

      Galaxy Latin America: Galaxy Latin America, LLC.

      Globo: Globo Par and TV Globo, the owners of a number of Brazil's over the air channels.

      Globo Par: Globo Comunicacoes e Participacoes Ltda.

      Guarantors: TVA Sistema de Televisao S.A., TVA Communications Ltd., Comercial Cabo TV Sao Paulo Ltda., TVA Sul Parana Ltda., CCS Camboriu Cable System de Telecomunicacoes Ltda., TVA Programadora Ltda., TVA Network Ltda. and TVAPAR S.A.

      HABC II: Hearst/ABC Video Services II, a Delaware general partnership jointly owned by Hearst and ABC, which partnership held a 15.3% equity interest in Tevecap until December 2003.

      HBO Brasil: Programming provided by HBO Brasil Partners.

      Headend: A collection of hardware, typically including satellite receivers, modulators, amplifiers and videocassette playback machines. Signals, when processed, are then combined for distribution within the Cable network.

      Hearst: The Hearst Corporation.

      Homes Passed: Homes that can be connected to a Cable distribution system without further extension of the distribution network.

      IBGE: Instituto Brasileiro de Geografia e Estatistica.

      Independent Operators: Independent pay television system operators to which TVA sells programming.

      Interactive services: Services commonly referred to as pay-on-demand, shop-at-home, video games, ATM services, or such other interactive services as video phone and telephony which can be more easily provided with the development of high-capacity hybrid fiber optic/coaxial distribution networks.

      JPMorgan Parties: Two wholly owned subsidiaries of CMIF through which CMIF holds its equity interest in Tevecap.

      Ku-Band: A satellite transmission system which provides a signal over the "ku" bandwidth.

      MMDS (Multi-channel multi-point distribution system): A one-way radio transmission of television channels over microwave frequencies from a fixed station transmitting to multiple receiving facilities located at fixed points.

      MMDS license: A license that is granted by the applicable governing body pursuant to its authority under the communications laws of a particular country for the purpose of providing MMDS services for a specific franchise/license area.

      MTV Brasil: MTV Brasil Ltda., a Brazilian limitada in which Abril holds a 50% equity interest and Viasem Brasil Holdings Ltda. (an indirect subsidiary of Viacom International) holds the remaining 50% equity interest.

      News Corporation: News Corporation plc.

      Operating Ventures: Canbras TVA and TV Filme, two of TVA's minority-owned ventures.

      Owned Systems: TVA Sistema and TVA Sul.

      Pay-per-view: Payment made for individual programs rather than a monthly subscription for a whole channel or group of channels. Pay-per-view channels currently provide certain popular sporting events or major motion pictures for which customers may be prepared to make a special payment.

      Penetration rate: The measurement of the take-up of Cable services. The penetration rate as of a given date is calculated by dividing the number of subscribers connected to a system on such date by the total number of homes passed in such system.

      Real Plan: A Brazilian Government stabilization program, announced in December 1993, aimed at curtailing inflation and building a foundation for sustained economic growth.

      Regulatory Put: A provision in the Stockholders Agreement pursuant to which an Event Put is triggered if the amount of capital stock held by a Stockholder (other than Abril) exceeds the amount allowed under an appropriate legal restriction.

      Revenue per subscriber: Total revenue derived from a subscriber television system divided by the average number of subscribers for that period.

      SAP: Second Audio Programming, which provides the option of audio in a second language for the programming on channels for which it is offered.

      Securities Act: United States Securities Act of 1933, as amended.

      Senior Notes: Tevecap's 250,000,000 12 5/8% Senior Notes due 2004 issued on November 26, 1996.

      Stockholders: Tevecap, Robert Civita, Abril, the JPMorgan Parties and Falcon International.

      Stockholders Agreement: Stockholders Agreement, dated December 6, 1995, among the Stockholders.

      Telecommunications Code: The Brazilian Telecommunications Code of 1962, as amended.

      Tevecap: Tevecap S.A.

      TV Cabo Santa Branca: TV Cabo Santa Branca Comercio Ltda., a Brazilian limitada, in which Tevecap holds a 36% equity interest and Canbras Par holds a 64% equity interest.

      TV Filme: TV Filme, Inc., a Delaware corporation in which, as of December 31, 1999, Tevecap held a 14.7% equity interest, Warburg, Pincus Investors, L.P. held a 38.8% equity interest, members of the Lins family held a 16.2% equity interest, public stockholders held a 28.15% equity interest and certain individuals held the remaining 2.15% equity interest. Upon the implementation of a restructuring agreement with creditors, Tevecap's equity interest in TV Filme was reduced to approximately 0.7%.

      TV Homes: The number of households in a given area possessing at least one television set.

      TV Show Time: Televisao Show Time Ltda., a Brazilian limitada in which the estate of Matias Machline and an associate currently hold a 53% equity interest and in which the remaining 47% is currently held by various Abril shareholders.

      TVA: Tevecap S.A. and its consolidated subsidiaries and affiliates.

      TVA Banda C: TVA Banda C Ltda., a Brazilian limitada in which TVA held a 100% equity interest prior to the sale of TVA Banda C to Galaxy Latin America in July 1999.

      TVA Brasil: TVA Brasil Radioenlaces S.A., a Brazilian limitada in which the estate of Matias Machline currently holds a 50% equity interest and in which the remaining 50% is currently held by various Abril shareholders.

      TVA Sistema: TVA Sistema de Televisao S.A., a Brazilian corporation in which Tevecap holds a 100% equity interest.

      TVA Sul: The operations of TVA Sul Parana Ltda., a Brazilian limitada in which TVA holds a 100% equity interest, and CCS-Camboriu Cable System de Telecomunicacoes Ltda., a Brazilian limitada in which TVA Sul Parana Ltda. holds a 60% equity interest and an unaffiliated third party holds the remaining 40% equity interest.

      UHF: Broadcast of a television signal at an ultra-high frequency over a given geographical area.

      VCR: Video cassette recorders.

Tevecap S.A. and Subsidiaries

Consolidated Financial Statements for the Years Ended
December 31, 2003, 2002 and 2001 and
Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Auditores Independentes

                                  TEVECAP S.A.
                                AND SUBSIDIARIES

                   Index to Consolidated Financial Statements

Contents

                                                                                                     Page
Report of Independent Registered Public Accounting Firm                                              F-2

Consolidated Balance Sheets as of December 31, 2003 and 2002                                         F-3

Consolidated Statements of Operations for each of the three years in the period ended
   December 31, 2003                                                                                 F-5

Consolidated Statements of Changes in Shareholders' Deficiency and Redeemable Common
   Stock for each of the three years in the period ended December 31, 2003                           F-7

Consolidated Statements of Cash Flows for each of the three years in the period ended
   December 31, 2003                                                                                 F-8

Notes to The Consolidated Financial Statements                                                      F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TEVECAP S.A.
Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of TEVECAP S.A. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' deficiency and redeemable common stock and cash flows for each of the three years in the period ended December 31, 2003, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 26, the accompanying consolidated balance sheet as of December 31, 2003 has been restated.

The accompanying consolidated financial statements for the year ended December 31, 2003 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2 to the financial statements, the Company's recurring losses from operations, working capital deficiency and shareholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note
1.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte Touche Tohmatsu Auditores Independentes

Sao Paulo, Brazil,

April 29, 2004 (except to Note 26, as to which the date is September 24, 2004)

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and 2002
in thousands of U.S. dollars

                                                                December 31,
                                                          ------------------------
                                                             2003           2002
                                                          ----------    ----------
                   ASSETS

Current assets
   Cash and cash equivalents                              $      292    $      245
   Accounts receivable, net (Note 3)                           4,426         3,098
   Inventories, net (Note 4)                                   8,470         6,973
   Prepaid and other assets (Note 5)                             677           758
   Recoverable taxes                                             632           660
   Other accounts receivable                                     946           643
                                                          ----------    ----------

               Total current assets                           15,443        12,377
                                                          ----------    ----------

Property, plant and equipment, net (Note 9)                   76,317        76,907
Investments - equity basis (Note 8)                              549           549
Intangible assets, net (Note 10)                               5,725         6,472
Loans receivable from related companies (Note 6)               3,271         5,831
Debt issuance costs                                               --           227
Judicial deposits                                              6,626         9,112
                                                          ----------    ----------

               Total assets                               $  107,931    $  111,475
                                                          ==========    ==========

               The accompanying notes are an integral part of the
                       consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Balance Sheets, continued

December 31, 2003 and 2002
in thousands of U.S. dollars

                                                                                  December 31,
                                                                          ---------------------------
                                                                               2003           2002
                                                                          -------------    ----------
                                                                          (As restated)
                    LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
   Loans (Note 11)                                                          $   56,081     $   14,574
   Film suppliers                                                                6,619         15,668
   Other suppliers                                                               4,333          4,118
   Tax recovery program - PAES/REFIS (Note 13)                                   1,497          2,527
   Taxes payable other than income taxes (Note 12)                               7,867          5,824
   Income tax payable                                                              278             --
   Accrued payroll and related liabilities                                       1,437            819
   Advances from customers (Note 2.12)                                           2,839             --
   Deferred income tax (Note 7.2)                                               19,292             --
   Other accounts payable                                                        2,398          1,074
                                                                            ----------     ----------

               Total current liabilities                                       102,641         44,604
                                                                            ----------     ----------

Long-term liabilities
   Loans (Note 11)                                                                  --         48,432
   Loans payable to related companies (Note 6)                                  39,712         12,117
   Tax recovery program - PAES/REFIS (Note 13)                                  12,836          3,770
   Accrual for contingencies (Note 19)                                          11,272         14,781
   Liability to fund equity investees (Note 8)                                   5,349          7,198
   Other accounts payable                                                          211             --
                                                                            ----------     ----------

               Total long-term liabilities                                      69,380         86,298
                                                                            ----------     ----------

Commitments  (Footnote 16)

Minority interest                                                                1,140            826
Redeemable common stock, no par value 46,294,952 and 85,637,526 shares authorized, issued and outstanding as of December 31, 2003
         and 2002, respectively (Note 17)                                       24,201         99,365

Shareholders' deficiency
   Common stock, no par value, 438,925,488 shares authorized, issued and outstanding as of December 31,2003 and  399,582,914 as of
        December 31, 2002                                                      446,026        371,026
   Accumulated other comprehensive income                                        2,716          7,530
    Accumulated deficit                                                       (538,173)      (498,174)
                                                                            ----------     ----------

               Total shareholders' deficiency                                  (89,431)      (119,618)
                                                                            ----------     ----------

               Total liabilities and shareholders' deficiency               $  107,931     $  111,475
                                                                            ==========     ==========

               The accompanying notes are an integral part of the
                       consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations

for the years ended December 31, 2003, 2002 and 2001 in thousands of U.S. dollars

                                                                                                 Year ended December 31,
                                                                                    -----------------------------------------------
                                                                                        2003              2002              2001
                                                                                    -----------       -----------       -----------
Gross revenues
   Monthly subscriptions                                                            $    76,305       $    74,925       $    90,218
   Installation                                                                           1,211             1,099               270
   Advertising                                                                            2,586             1,624             1,005
   Additional services                                                                   11,270            12,120            16,413
   Taxes on revenues                                                                    (13,038)          (12,444)          (15,636)
                                                                                    -----------       -----------       -----------
                                                                                         78,334            77,324            92,270
                                                                                    -----------       -----------       -----------
Direct operating expenses (excluding depreciation and
      amortization stated separately below)
   Payroll and benefits                                                                   2,455             5,130             8,504
   Programming                                                                           24,786            25,036            25,749
   Technical assistance                                                                   1,533             1,427             1,868
   TVA magazine                                                                           1,577             1,675             2,389
   Pole rental                                                                            1,255             1,881             2,814
   Other costs (Note 15)                                                                  8,269             7,723             9,972
                                                                                    -----------       -----------       -----------
                                                                                         39,875            42,872            51,296
                                                                                    -----------       -----------       -----------
Selling, general and administrative expenses
   Payroll and benefits                                                                   6,322             5,348             9,795
   Advertising and promotion                                                              2,917             2,676             5,778
   Rent                                                                                   1,074             1,102             1,777
   Other selling, general and administrative expenses                                     8,381            10,621            14,070
                                                                                    -----------       -----------       -----------
                                                                                         18,694            19,747            31,420
                                                                                    -----------       -----------       -----------
Depreciation                                                                             22,748            27,040            33,053
Amortization                                                                                935               977             1,311
Tax  recovery program (Note 13)                                                           5,029                --                --
Other operating expense,  net (Note 14)                                                   9,568             4,281             1,762
                                                                                    -----------       -----------       -----------
            Loss from operations                                                        (18,515)          (17,593)          (26,572)
                                                                                    -----------       -----------       -----------

Interest income                                                                          (1,511)           (1,708)           (4,200)
Interest expense                                                                         18,135            16,941            37,849
Foreign currency transaction (income) loss, net                                         (11,019)           31,520            11,067
Other nonoperating expense, net                                                              --               590             2,438
                                                                                    -----------       -----------       -----------
            Loss before income taxes, equity in affiliates, minority interest,
                 discontinued operations and extraordinary item                         (24,120)          (64,936)          (73,726)

Income tax expense - current (Note 7.1)                                                     328                79                --
Income tax expense - deferred (Note 7.1)                                                 19,054                --                --
                                                                                    -----------       -----------       -----------
            Loss before equity in affiliates, minority interest,
                 discontinued operations and extraordinary item                         (43,502)          (65,015)          (73,726)

Equity in  (income) losses of affiliates, net (Note 8)                                   (3,585)            6,337             2,375
                                                                                    -----------       -----------       -----------

            Loss before minority interest                                               (39,917)          (71,352)          (76,101)

Minority interest                                                                            82                64              (284)
                                                                                    -----------       -----------       -----------

            Net loss                                                                    (39,999)          (71,416)          (75,817)
                                                                                    ===========       ===========       ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Operations, continued

for the years ended December 31, 2003, 2002 and 2001 in thousands of U.S. dollars

                                                                          Year ended December 31,
                                                               -----------------------------------------------
                                                                   2003              2002              2001
                                                               -----------       -----------       -----------
      Other comprehensive income (loss) -
                  Foreign currency translation adjustment      $     4,814       $     9,325       $   (18,410)
                                                               -----------       -----------       -----------
      Comprehensive income (loss)                              $   (44,813)      $   (80,741)      $   (57,407)
                                                               ===========       ===========       ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Deficit and Redeemable Common Stock

for the years ended December 31, 2003, 2002 and 2001 in thousands of U.S. dollars

                                                                                      Accumulated
                                                                                         Other              Total       Redeemable
                                                                     Accumulated     Comprehensive      Shareholders'     Common
                                                  Common Stock         Deficit       Income (Loss)         Deficit         Stock
                                                  ------------      ------------     -------------      -------------  ------------
Balance as of December 31, 2000                       242,342          (402,836)           (1,555)         (162,049)       151,260

Capital contribution (Note 6)                         128,684                                               128,684

Foreign currency translation adjustments,
    net of tax of $0                                   18,410            18,410

Net loss                                                                (75,817)                            (75,817)

Adjustment of redeemable common
    stock to redemption price                                            36,008                              36,008        (36,008)
                                                  -----------       -----------       -----------       -----------    -----------

Balance as of December 31, 2001                       371,026          (442,645)           16,855           (54,764)       115,252

Foreign currency translation adjustments,
    net of tax of $0                                   (9,325)           (9,325)

Net loss                                                                (71,416)                            (71,416)

Adjustment of redeemable common
    stock to redemption price                                            15,887                              15,887        (15,887)
                                                  -----------       -----------       -----------       -----------    -----------

Balance as of December 31, 2002                       371,026          (498,174)            7,530          (119,618)        99,365

Foreign currency translation adjustments,
    net of tax of $0                                   (4,814)           (4,814)

Net loss                                                                (39,999)                            (39,999)

Reversal of redeemable common
    stock Hearst/ABC (Note 17)                         75,000                                                75,000        (75,000)

Adjustment of redeemable common
    stock to redemption price                                                                                                 (164)
                                                  -----------       -----------       -----------       -----------    -----------


Balance as of December 31, 2003                   $   446,026       $  (538,173)      $     2,716       $   (89,431)   $    24,201
                                                  ===========       ===========       ===========       ===========    ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

for the years ended December 31, 2003, 2002 and 2001 in thousands of U.S. dollars

                                                                                     Year Ended December 31,
                                                                         -----------------------------------------------
                                                                             2003              2002              2001
                                                                         -----------       -----------       -----------
Cash flows from operating activities:
  Net loss                                                               $   (39,999)      $   (71,416)      $   (75,817)
  Adjustments to reconcile net loss to net cash
    Provided by operating activities:
    Depreciation                                                              22,748            27,040            33,053
    Amortization                                                                 935               977             1,311
    Amortization of debt issuance cost                                           260               181               192
    Redeemable stock                                                            (164)               --                --
    Provision for doubtful accounts                                            1,360             3,213                43
    Write-off of assets related to cancellation of subscriptions               2,790             2,864            (3,021)
    Minority interest                                                             82                64              (284)
    Disposal and write-off of property, plant and equipment                    1,363             2,999             1,074
    Loss on purchase of assets                                                 5,897                --             2,650
    Equity in (income)  losses of affiliates                                  (3,585)            6,337             2,375
    Foreign currency transaction loss, net                                   (11,019)           31,520            11,067
    Deferred income taxes                                                     19,054                --                --
  Changes in operating assets and liabilities:
    Accounts receivable                                                       (1,959)           (1,818)            1,220
    Prepaid and other assets                                                     235               878             1,948
    Accrued interest                                                          13,933             9,879            29,337
    Inventories                                                                   54               387             4,405
    Suppliers                                                                (12.433)            9,895             3,538
    Taxes payable other than income taxes                                     (5,427)            5,459               339
    Tax recovery program - PAES/REFIS                                          6,227            (1,062)           (2,389)
    Current income taxes                                                         328                --                --
    Accrued payroll and related liabilities                                      410              (249)             (910)
    Advances received from subscribers                                         2,666              (162)              (49)
    Judicial deposits                                                          4,241              (673)           (5,200)
    Accounts receivable of sale of Eurochannel to Multithematiques                --                --             4,036
    Accounts receivable of Galaxy Brasil Ltda and Tva Banda C Ltda                --                --             2,159
    Other                                                                      1,236              (518)              618
                                                                         -----------       -----------       -----------
               Net cash provided by operating activities                       9,233            25,795            11,695
                                                                         -----------       -----------       -----------

Cash flows from investing activities:
  Purchases of property, plant and equipment                                 (11,223)          (11,195)          (30,722)
  Collection of promissory note                                                   --                --            28,236
  Loans to related companies                                                      --           (19,925)          (10,696)
   Repayment of loans to related companies                                       141            26,178            17,857
  Purchases of investments                                                        --                --              (852)
                                                                         -----------       -----------       -----------
               Net cash provided by (used in) investing activities           (11,082)           (4,942)            3,823
                                                                         -----------       -----------       -----------

Cash flows from financing activities:
  Proceeds from bank loans                                                    24,560            31,010            21,291
  Repayment of loans from banks                                              (42,978)          (42,329)          (44,842)
  Proceeds from loans from shareholders                                       63,654            19,437            13,306
  Repayments of loans from shareholders                                      (44,309)          (19,738)          (23,494)
                                                                         -----------       -----------       -----------
               Net cash (used in) financing activities                           927           (11,620)          (33,739)
                                                                         -----------       -----------       -----------

Effect of exchange rate changes on cash and cash equivalents                     969            (9,622)           17,246
                                                                         -----------       -----------       -----------

Net increase (decrease) in cash and cash equivalents                              47              (389)             (975)
Cash and cash equivalents at beginning of the period                             245               634             1,609
                                                                         -----------       -----------       -----------
               Cash and cash equivalents at end of the period            $       292       $       245       $       634
                                                                         ===========       ===========       ===========
Supplemental cash disclosure:
  Cash paid for interest                                                 $    10,125       $    10,232       $     7,671

               The accompanying notes are an integral part of the
                       consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows, continued

for the years ended December 31, 2003, 2002 and 2001 in thousands of U.S. dollars

                                                                              Year Ended December 31,
                                                                -----------------------------------------------
                                                                    2003              2002              2001
                                                                ------------      ------------      ------------
Supplemental non-cash financing and investing activities:
   Accrued interest on related company loans refinanced
      as principal balance                                      $     12,291      $      3,661      $     21,666

   Transfer of monetary assets and capitalization of loans
      in exchange for shares                                              --                --           128,684

               The accompanying notes are an integral part of the
                       consolidated financial statements

TEVECAP S.A.

AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                (Amounts expressed in thousands of U.S. dollars,
                           unless otherwise indicated)

1.    The Company and its principal operations

1.1.  General

      The consolidated financial statements have been prepared to reflect the consolidated results of Tevecap S.A. ("Tevecap") and its subsidiaries (the "Company").

      Tevecap is a holding company, the subsidiaries of which render services related to wireless cable, cable and high-speed internet, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in major urban markets in Brazil.

      As of December 31, 2003, Abril Comunicacoes S.A. ("Abrilcom"), a printing and distribution company, was the majority shareholder of the Company.

1.2   Significant risks and uncertainties

      The Company's consolidated financial statements for the year ended December 31, 2003 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company incurred a net loss of $39,999 during the year ended December 31, 2003 and had negative working capital of $87,198 and a shareholders' deficiency of $89,431 at December 31, 2003. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities. In this regard, managements' plans include: (i) increasing the Company's subscriber base and implementing technological upgrades to its pay television networks; (ii) streamlining the Company's principal operating procedures to increase productivity and profitability;
      (iii) the continuation of a cost reduction program which was initiated in 2002; (iii) adjusting the Company's capitalization (including indebtedness) to provide for long term growth and stability and (iv) sales of non-strategic assets and the discontinuation of noncompetitive businesses. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

TEVECAP S.A.

AND SUBSIDIARIES

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the consolidated financial statements are described below:

2.1.  Basis of presentation and consolidation

      a) Basis of presentation

      The consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

      b) Principles of consolidation

      The consolidated financial statements include the accounts of Tevecap and all majority-owned subsidiaries.

      Investments in affiliated companies, owned 20% to 50% inclusive, are carried at cost and adjusted for the Company's equity in undistributed earnings or losses and dividends received since acquisition.

      Intercompany transactions and accounts are eliminated in consolidation.

2.2.  Accounting records

      As required by Brazilian Law and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency (real). In order to present the consolidated financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

TEVECAP S.A.

AND SUBSIDIARIES

2.3.  Currency remeasurement

      As of January 1, 2000, based on changes in the Company's capital and operational structure and a move to using the Brazilian real for a substantial portion of the Company's business, the Company changed its functional currency from the United States dollar to the Brazilian real (R$). This change was made in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation."

      Assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the end of the reporting period, and revenues, expenses, gains and losses are translated into U.S. dollars at the average rates prevailing in the period. The resulting net translation gains and losses are reported, net of tax, in accumulated other comprehensive income (loss) in shareholders' deficit.

2.4   Consolidated financial statements

      The Company's operating subsidiaries included in the consolidated financial statements are:

                                                                             Ownership Interest as of
                                                                                    December 31,
                                                                            -------------------------
                                                                              2003              2002
                                                                            -------           -------
      Owned Systems
          TVA Sistema de Televisao S.A.                                     100.00%           100.00%
          TVA Sul Parana Ltda.                                              100.00%           100.00%
          CCS Camboriu Cable Systems de Telecomunicacoes Ltda.               60.00%            60.00%
          Rede Ajato Ltda. (b)                                              100.00%           100.00%

      License Subsidiary
          Comercial Cabo TV Sao Paulo Ltda. (a)                             100.00%           100.00%

      Programming Ventures
          TVA Inc.                                                          100.00%           100.00%
          TVA Overseas Ltd.                                                 100.00%           100.00%
          TVA Communications Ltd.                                           100.00%           100.00%
          TVA Continental S.A.                                              100.00%           100.00%
          TVA Pelicano S.A.                                                 100.00%           100.00%
          TVA Network Participacoes S.A.                                    100.00%           100.00%

a. 0.00149% of the common shares in this entity are owned by the controlling shareholder of the parent company pursuant to local legislative requirements.

b. On August 1, 1999, the company Rede Ajato Ltda. was created to operate in the high-speed internet market.

TEVECAP S.A.

AND SUBSIDIARIES

2.5   Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and short-term investments in interest-bearing securities. Such short-term investments have original maturities of three months or less at the time of purchase and are readily convertible to cash.

2.6   Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of certain financial assets carried at cost, including cash and cash equivalents, accounts receivable, other accounts receivable and certain other short-term assets, is considered to approximate their respective carrying value due to their short-term nature.

      o The fair value of payables to film suppliers and other suppliers, other accounts payable and certain other short-term liabilities are considered to approximate their respective carrying value due to their short-term nature.

      o The fair value of loans receivable from and loans payable to related companies approximates the carrying value, as interest on these loans is variable and based on market rates.

      o The fair value of third party loans, except for Senior Notes, approximates the carrying value as the interest rates on these loans are either fixed at a rate comparable with the current market rate or variable based on market rates.

      o The fair value of Senior Notes represents 70% of its carrying value as of December 31, 2003 (65% of its carrying value as of December 31, 2002). Fair value is estimated based on quoted market prices.

2.7   Accounts receivable

      A provision for doubtful accounts is established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover probable losses to be incurred in realization of credits.

TEVECAP S.A.

AND SUBSIDIARIES

2.8   Inventories

      Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

      Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

      A provision for obsolescence has been established on the basis of an analysis of slow-moving materials and supplies.

2.9   Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives of the assets, as described in Note 9.

      The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company has not recognized any impairment as a result of the application of this policy.

2.10  Advertising and promotion expenses

      Costs of advertising and promotion are expensed as incurred.

2.11  Revenue recognition

      Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

      Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred, which are higher than the revenue.

      Advertising revenues are recognized, and the production cost of commercials and programming are charged to expense, when the commercial is telecast.

      Others revenues are recognized as services are rendered.

TEVECAP S.A.

AND SUBSIDIARIES

2.12  Licenses

      Televisao Show Time Ltda. ("TV Show Time") and TVA Brasil Radioenlaces Ltda. ("TVA Brasil") hold licenses covering certain operations of the Company. The use of such licenses is provided to the Company, for a nominal fee, under a Service Agreement dated July 22, 1994, as amended, among Tevecap, TV Show Time, TVA Brasil and Abril S.A.

      Pursuant to the Service Agreement, TV Show Time and TVA Brasil have agreed to transfer the licenses in the future to Tevecap at nominal cost.

      In December 2003 the Company, through certain affiliated entities, entered into an agreement to transfer four UHF licenses held in certain states of Brazil to a third party. The net proceeds to the Company from the sale of such licenses upon consummation of the sale will be $2,839, together with monthly payments of $13 for technical services. The sale is conditioned upon a number of customary conditions precedents, including the approval of ANATEL. The proceeds from the sale of these licenses will also be used to repay indebtedness outstanding under the Abril Credit Facility. No losses are expected from this transaction.

2.13  Intangible assets

      Concessions represent the right to engage in various telecommunications services in defined areas or cities in Brazil. The cost of these concessions is being amortized on the straight-line basis over 10 years.

      Software is stated at cost and amortized on a straight-line basis over its estimated useful life, which is 5 years.

2.14  Deferred income taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

TEVECAP S.A.

AND SUBSIDIARIES

2.15  Debt issuance costs

      Debt issuance costs are amortized over the term of the underlying debt on a straight-line basis. The results of amortization on a straight-line basis do not differ materially from those obtained by using the interest method.

2.16  Comprehensive income (loss)

      SFAS no. 130 "Reporting Comprehensive Income" establishes standards for reporting and disclosing comprehensive income and its components in a full set of financial statements. Comprehensive income/loss is being presented together with the statements of operations.

2.17  Barter Transactions

      The Company enters into transactions that exchange advertising for advertising and for products and services. Such transactions are recorded at the estimated fair value of the advertising received or given in accordance with the provisions of the EITF Issue No. 99-17, "Accounting for Advertising Barter Transactions". Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. For the years ended December 31, 2003, 2002 and 2001, revenue from barter transactions amounted to $264, $641 and $897, respectively and expenses to $389, $556 and $149, respectively.

2.18  Reclassifications

      Certain prior years' amounts have been reclassified for comparative purposes.

TEVECAP S.A.

AND SUBSIDIARIES

3.    Accounts receivable, net

      As of December 31, 2003 and 2002, accounts receivable were comprised of:

                                                       2003             2002
                                                    ----------       ----------

      Subscriptions and installation fees           $    4,785       $    4,443
      Advertising                                          380              212
      Programming                                           30               92
      Barter transactions                                2,224            1,529
      Other                                                255              168
      Provision for doubtful accounts                   (3,248)          (3,346)
                                                    ----------       ----------

                                                    $    4,426       $    3,098
                                                    ==========       ==========

      No single customer accounted for more than 10% of total accounts receivable as of December 31, 2003 and 2002.

4.    Inventories, net

      As of December 31, 2003 and 2002, inventories were comprised of:

                                                       2003             2002
                                                    ----------       ----------

      Materials and supplies                        $    7,222       $    5,872
      Imports in transit                                 1,511            1,338
      Provision for obsolescence                          (263)            (237)
                                                    ----------       ----------

                                                    $    8,470       $    6,973
                                                    ==========       ==========

5.    Prepaid and other assets

      As of December 31, 2003 and 2002, prepaid expenses were comprised of:

                                                       2003             2002
                                                    ----------       ----------

      Advances to suppliers                         $      187       $      359
      Prepaid meals and transportation                      45               41
      Other                                                445              358
                                                    ----------       ----------

                                                    $      677       $      758
                                                    ==========       ==========

TEVECAP S.A.

AND SUBSIDIARIES

6.    Related party transactions

      The following tables summarize the transactions between the Company and its related parties as of December 31, 2003 and 2002 and for the three years ended December 31, 2003:

                                                                     December 31,
                                                              --------------------------
                                                                 2003            2002
                                                              ----------      ----------
      Editora Abril S.A
          Loans payable                                       $   32,128      $    5,365

      Abril Comunicacoes S.A
          Loans payable                                            1,039             849

      Canbras TVA Cabo Ltda. (equity affiliate)
         Loans receivable                                             21              25

      Parana Participacoes Ltda
          Loans receivable                                         1,132           3,900

      Zerelda Participacoes S/C Ltda. (equity affiliate)
          Loans receivable                                           820             671

      TV Jacaranda Ltda. (equity affiliate)
          Loans receivable                                           809             661

      Abril Investments Corporation
          Loans receivable                                           365             365
          Loans payable                                            6,545           5,901

      Others
          Loans receivable                                           124             209
          Loans payable                                               --               2
                                                              ----------      ----------

          Loans receivable                                    $    3,271      $    5,831
          Loans payable                                       $   39,712      $   12,117

TEVECAP S.A.

AND SUBSIDIARIES

6.    Related party transactions (Continued)

                                             2003            2002            2001
                                          -----------------------------------------
      Editora Abril S.A
         Net interest expense             $   5,009       $     459       $  21,508
         Printing costs                       1,122           1,735           3,087

      Parana Participacoes S/C Ltda
         Interest income                     (1,360)           (980)             --

      Abril Investments Corporation
         Interest expense (income)             (637)          2.801              --

      The Company and its related parties maintain a cash management system centralized at Editora Abril S.A. (affiliated company). The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

      Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 1.96% per month as of December 31, 2003 (2.59% per month as of December 31, 2002 and 2.12% per month as of December 31, 2001). There is not a defined maturity date for the loans.

      Transactions among Related Parties

      Editora Abril Service Agreement

      In January 2002, pursuant to a Service Agreement with its affiliate Editora Abril, the Company outsourced a number of administrative services, including payroll, human resources, accounting, tax, finance and legal services, to Editora Abril. Under this Service Agreement, the Company pays to Editora Abril a monthly fee of approximately $165 as of December 31,
      2003).

      Publishing and Advertising

      The Company publishes a monthly programming guide detailing the Company's programming options in a given month. In connection with this magazine, TVA Sistema has entered into an agreement with Abril, dated September 1992, pursuant to which Abril publishes approximately 200,000 copies of the Company's monthly programming guide in return for a monthly payment of approximately $110. The monthly magazine was distributed in accordance with a distribution agreement, dated September 1992, between the Company and Abril, pursuant to which the Company paid Abril approximately $25 per month. In October 2001, the Company discontinued its distribution agreement with Abril and contracted with an independent third party to provide these services.

TEVECAP S.A.

AND SUBSIDIARIES

      TVA Sistema and Abril also have a reciprocal advertising agreement in which the Company publishes advertisements for Abril in the Company's monthly magazine in exchange for advertisements for the Company (and third parties through the Company) in the magazines published by Abril.

      Abril Credit Facility

      The Company has entered, as the borrower, into a revolving credit facility (the "Abril Credit Facility") with Editora Abril S.A., as the lender. The Abril Credit Facility, effective December 6, 1995, allows the Company to draw down amounts not to exceed a maximum aggregate principal amount of $60,000. Since June 1996, the Company has from time to time requested, and Abril has provided, funding in excess of the aggregate maximum principal amount. The loans provided under the Abril Credit Facility are denominated in reais, unless the loan is a pass-through loan that Abril has funded in U.S. dollars, in which case the loan is funded in a real-equivalent amount. Abril has agreed to use its reasonable commercial efforts to obtain the lowest possible interest rates for its loans to the Company under the Abril Credit Facility. In November 2001, the Company's shareholders approved the capitalization of outstanding loans in the aggregate principal amount of $123,159 under the Abril Credit Facility and transfer of certain monetary assets and liabilities amounting to $5,525. As of December 31, 2003, the aggregate principal amount outstanding under the Abril Credit Facility was $39,712.

      Other Intercompany/Shareholder Loans

      The Company has used the proceeds from the Abril Credit Facility to make capital contributions to TVA Sistema and TVA Sul, as well as to extend loans to various interrelated companies. The aggregate outstanding amounts under these loans as of December 31, 2003 were $9,000.

      Service Agreement with License holders

      Pursuant to a Service Agreement, dated July 22, 1994, as amended, Abril Comunicacoes S.A., TVA Brasil and TV Show Time (the "License holders") agreed to transfer to TVA all the rights and benefits associated with their current and future pay-television licenses, with the exception of licenses operated by companies in which TVA has minority interests. While the License holders retained the title to such licenses, the License holders promised to take all steps necessary to transfer the title of such licenses to the Company. Such steps included the appropriate procedures required by the Ministry of Communications and any other governmental authority regulating the transfers. The transfer of the title to such licenses is currently either pending, subject to approval by the Ministry of Communications, or waiting for the passage of certain statutory or regulatory waiting periods.

TEVECAP S.A.

AND SUBSIDIARIES

7.    Income taxes

      7.1. The amounts charged to the provision for income tax in results for the year ended December 31, 2003 and 2002, are comprised as follows:

                                                             2003              2002
                                                         -----------       -----------
      Current income tax provision                               328                79
      Deferred income taxes                                   19,054                --
                                                         -----------       -----------

                                                              19,382                79
                                                         ===========       ===========

      7.2. The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2003 and 2002 are as follows:

                                                             2003              2002
                                                         -----------       -----------
      Deferred tax assets:
         Net operating loss carryforwards                $    77,105       $    56,402
         Provision for obsolescence                            1,496               707
         Provision for claims                                  5,850             5,431
         Other                                                 6,888             4,626
                                                         -----------       -----------

                     Total gross deferred tax asset           91,339            67,166
                                                         -----------       -----------

            Less valuation allowance                         (91,339)          (67,166)

                                                         -----------       -----------
                         Deferred tax asset              $        --       $        --
                                                         -----------       -----------

      Deferred tax liability:
         Foreign currency not realized                       (19,292)               --
                                                         -----------       -----------
                         Deferred tax liability          $   (19,292)      $        --
                                                         -----------       -----------

      7.3. Management has established a full valuation allowance against the deferred tax assets as it is more likely than not that the deferred tax assets will not be realized.

            As of December 31, 2003, the Company and subsidiaries have accumulated tax losses of $226,779 that do not expire.

TEVECAP S.A.

AND SUBSIDIARIES

The consolidated income taxes are different from the amount computed using the Brazilian statutory income tax rate for the reasons set forth in the following table:

                                                                                       2003               2002             2001
                                                                                   -----------        -----------      -----------
Income (loss) before income taxes                                                  $   (24,120)       $   (64,936)     $   (73,726)
Statutory income tax rate                                                                   34%                34%              34%
                                                                                   -----------        -----------      -----------
Computed income tax benefit                                                             (8,201)           (22,078)         (25,067)
Amortization of deferred charges                                                        (1,534)            (1,560)          (1,898)
Translation  (gain) loss on tax losses                                                 (12,542)            25,659           15,676
(Earnings) losses in affiliates abroad                                                  12,955            (51,019)         (19,060)
Proposed dividend from affiliates abroad                                                    --             48,506           38,022
Capital loss on acquisition of investments                                                  --                 --              901
(Deductible) taxable devaluation gain (loss) for Brazilian statutory purposes            1,710             14,416              230
Net loss of merged companies                                                                --                 --            3,069
Adjustment to accumulated tax losses                                                        77             (1,322)          15,013
Other                                                                                    2,744                368            1,147
Increase (decrease) in valuation allowance                                              24,173            (12,891)         (28,033)
                                                                                   -----------        -----------      -----------
Total income tax expense per consolidated statements of operations                 $    19,382        $        79      $        --
                                                                                   ===========        ===========      ===========

Income tax expense represents amounts owed by subsidiaries calculated on a stand-alone basis, as Brazilian income tax law does not allow consolidated tax returns.

TEVECAP S.A.

AND SUBSIDIARIES

8.    Investments

      Investments are summarized as follows:

                                                                                          Equity in earnings
                                                             Investments                     (losses) as of
                                       Percentage of  --------------------------      ---------------------------       ----------
                                          control       2003             2002            2003            2002              2001
                                       -------------  ----------      ----------      ----------       ----------       ----------
Equity method investments:
 - TV Manaca Ltda                           64.00%           549             549              --               --               --
                                                      ----------      ----------      ----------       ----------       ----------

Total                                                        549             549              --               --               --
                                                      ==========      ==========      ==========       ==========       ==========

                                                                                          Equity in earnings
                                                                                            (losses) as of
                                       Percentage of                                  ---------------------------       ----------
                                          control       2003             2002            2003            2002              2001
                                       -------------  ----------      ----------      ----------       ----------       ----------
Liability to fund equity investees:
 - Parana Participacoes Ltda               65.44%            712              --              --               --               --
 - Zerelda Participacoes S/C Ltda          36.00%          1,015             826            (192)            (576)               5
 - Canbras TVA Cabo Ltda                   36.00%          3,325           6,157           3,767           (5,557)          (2,065)
 - TV Jacaranda Ltda                       34.00%            297             215              10             (204)            (315)
                                                      ----------      ----------      ----------       ----------       ----------

Total                                                      5,349           7,198           3,585           (6,337)          (2,375)
                                                      ==========      ==========      ==========       ==========       ==========

Total equity in earnings (losses)                                                          3,585           (6,337)          (2,375)
                                                                                      ==========       ==========       ==========

      TV Manaca Ltda. and Parana Participacoes Ltda., are not being consolidated because the Company does not exercise control over their management. These companies are part of Canbras TVA Cabo Ltda. operations, whose ownership interest is being sold in 2004.

      As of December 31, 2003, TVA also held a minority interest in each of Canbras TVA Cabo Ltda., TV Cabo Santa Branca Comercio Ltda. and Canbras Parana Ltda. (collectively, "Canbras TVA"), which together provide cable television services to an additional 19 cities with a total population of
      2.9 million. In October 2003, the Company entered into an agreement to sell its entire equity interest in Canbras TVA to Horizon Cablevision do Brasil S.A. The consummation of this sale, which received ANATEL approval on June 16, 2004, is pending the satisfaction of customary conditions precedent. Abril Comunicacoes S.A. has received proceeds of the sale of Canbras TVA in the amount of U.S.$5,824 million and

TEVECAP S.A.

AND SUBSIDIARIES

      in connection the Company therewith will record a capital gain, following the consummation of the sale, of approximately U.S.$8.4 million

      On December 1, 2003, the Company made capital contributions to the following companies: Parana Participacoes Ltda., TV a Cabo Guarapuava Ltda. and TV Jacaranda Ltda., and started holding ownership interest of 65,44%, 24,71% and 16,44% in these companies, respectively. The losses generated in these transactions, in the amount of $5,897, were recorded as other operating expenses in the statement of operations.

9.    Property, plant and equipment, net

      As of December 31, 2003 and 2002, property, plant and equipment were comprised of:

                                 Annual Depreciation Rate
                                                                      December 31,
                                                              -------------------------
                                             %                   2003            2002
                                          ------              ---------       ---------
Reception equipment                          20               $  95,264       $  73,628
Cable plant                                  10                  51,418          44,863
Machinery and equipment                      10                  40,614          27,645
Decoders                                     10                  55,165          44,190
Leasehold improvements                       25                   1,355           1,103
Furniture and fixtures                       10                   1,178             948
Premises                                     10                   1,061             842
Vehicles                                     20                   1,139           1,093
Tools                                        10                     577             482
Building                                     4                    2,413           1,973
Other                                                             1,477           1,592
Accumulated depreciation                                       (175,344)       (121,452)
                                                              ---------       ---------

                                                              $  76,317       $  76,907
                                                              =========       =========

10.   Intangible assets subject to amortization

      Following is a summary of the Company's intangible assets subject to amortization:

                                                     2003                                         2002
                                    --------------------------------------       --------------------------------------
                                    Software      Concession        Total        Software      Concession        Total
                                    --------------------------------------       --------------------------------------
      Gross                         $ 12,252       $ 10,554       $ 22,806       $ 10,145       $  8,630       $ 18,775
      Accumulated amortization        (8,883)        (8,198)       (17,081)        (6,409)        (5,894)       (12,303)
                                    --------------------------------------       --------------------------------------
      Net                           $  3,369       $  2,356       $  5,725       $  3,736       $  2,736       $  6,472
                                    ======================================       ======================================

TEVECAP S.A.

AND SUBSIDIARIES

      Aggregate amortization expense for the above intangible assets amounted to $2,596, $2,541 and $4,149 for the years ended December 31, 2003, 2002 and
      2001, respectively.

      The estimated aggregate amortization expense for the next three years is as follows:

                                         Amount
                                         -------
                     2004                $1,908
                     2005                 1,908
                     2006                 1,908

11.   Loans

      As of December 31, 2003 and 2002, loans were comprised of:

                               --------------------------      --------------------------
                                    December 31, 2003                December 31, 2002
                               --------------------------      --------------------------
                               Short-term       Long-term      Short-term      Long-term
                               ----------      ----------      ----------      ----------
Senior Notes due 2004 (a)      $   48,022      $       --      $       --      $   48,022
Bank loans                          7,486              --          14,001             410
Accrued interest                      573              --             573              --
                               ----------      ----------      ----------      ----------

                               $   56,081      $       --      $   14,574      $   48,432
                               ==========      ==========      ==========      ==========

      a. On November 26, 1996, Tevecap raised funds in a foreign market through a private placement of Senior Notes amounting to $250,000. These Senior Notes mature on November 26, 2004 and are guaranteed by certain of Tevecap's subsidiaries (see Note 25). Interest thereon is at 12.625% per annum and is payable on May 25 and November 25 of each year commencing on May 25, 1997.

            On July 28, 1999, the subsidiary TVA Communications Ltd. repurchased in the foreign market $201,978 aggregate principal amount of Tevecap's Senior Notes. At the time the Senior Notes were repurchased, Tevecap obtained consent from the remaining note holders to eliminate the significant restrictive covenants in the Senior Notes agreements.

TEVECAP S.A.

AND SUBSIDIARIES

      b.    Bank loans are comprised of the following:

                                                                                              2003                     2002
                                                                                   -----------------------   -----------------------
                                                                                   Short -Term   Long Term   Short-Term    Long-Term
                                                                                   -----------   ---------   ----------    ---------
            Banco Bradesco - revolving credit facility, interest of 1,68% per
              month (2,50% as of December 2002)                                      $   2,303         --    $     859           --

            Banco Bradesco - buyer's credit, interest of libor plus 1,375% per
              annum as of december 2002                                                     --         --        1,279           --

            Banco Daycoval -revolving credit facility, interest of 2,63% plus
              CDI rate per month (1,46% plus CDI rate per month as of
              December 31, 2002)                                                           622         --        1,218           --

            Banco Rural -revolving credit facility, interest of 1,06% plus CDI
              (Interbank Deposit Certificate) rate per month as of
              December 31, 2002                                                             --         --        1,389           --

            Banco do Brasil - revolving credit facility, interest of 0,6% plus
              CDI rate per month as of December 31, 2002                                    --         --          428           --

            Citibank - fixed in U.S. dollars, due August 28, 2004, interest of
              13% per annum per month as of December 31, 2003 and 2002                     369         --          730          410

            Banco Safra - annual  interest  2,65% per month (2,85% as of
              December 31, 2002)                                                         3,104         --        8,098           --

            Credibel -revolving credit facility, interest of 2,32% plus CDI
              (Interbank Deposit Certificate) rate per month                             1,088         --           --           --
                                                                                     ---------   --------    ---------     --------
            Total                                                                    $   7,486         --    $  14,001          410
                                                                                     =========   ========    =========     ========

12.   Taxes payable other than income taxes

      As of December 31, 2003 and 2002, taxes payable other than income taxes were comprised of:

                                                           2003          2002
                                                        ---------      ---------

      COFINS (Tax on revenue)                           $     326      $     239
      ICMS  (VAT state tax)                                 7,031          5,269
      PIS (Tax on revenue)                                     77             43
      Other                                                   433            273
                                                        ---------      ---------

                                                        $   7,867      $   5,824
                                                        =========      =========

TEVECAP S.A.

AND SUBSIDIARIES

      On July 28, 1999, as a result of the agreement for sale of 100% in Galaxy Brasil Ltda. and TVA Banda C Ltda., the Company assumed liabilities on the negotiation date referring to taxes that were accrued as a charge to the gain determined on the sale of interest in these companies. The balance related to these taxes as of December 31, 2003 is $3,796 classified as ICMS ($3,142 as of December 31, 2002).

13.   Tax recovery program (REFIS) and special installment program (PAES)

      On April 5, 2000, Tevecap S.A. and its subsidiaries opted for the Government's Tax Recovery Program (REFIS), implemented by Decree No. 3,342 of January 25, 2000, later converted into Law No. 9,964 of April 10, 2000. In addition, the indirect subsidiary TVA Sistema de Televisao S.A. used its credits for tax loss carryforwards amounting to $5,263 for amortization of interest and fines.

      In guarantee of the payment of the debts included in the program, the subsidiary pledged property items as collateral in the amount of $5,665.

      On July 31, 2003, certain subsidiaries of the Company, including TVA Sistema de Televisao S.A., through a protocol filed with the Federal Revenue Service, opted for the Federal Tax Financing Program (PAES), established by Law No. 10,684 of May 30, 2003.

      The main reasons for this option were the extension of maturity dates, refinancing through PAES (Special Installment Program), inclusion of new taxes, and the use of TJLP (long-term interest rate) for monetary restatement.

      Management believes that this payment will be made in approximately 135 monthly installments, adjusted by TJLP.

      As of December 31, 2003 and 2002, this accounts payable is segregated between short and long-term as follows:

                                                    2003            2002
                                                 ---------       ---------

      Short-term                                     1,497           2,527
      Long-term                                     12,836           3,770
                                                 ---------       ---------

      Total                                         14,333           6,297
                                                 =========       =========

TEVECAP S.A.

AND SUBSIDIARIES

      The net effect of the amounts recognized in results for the year period ended December 31, 2003, arising from the option for the PAES (Special Installment Program), is $5,029 and was recorded as operating expenses. (tax recovery program).

14.   Other operating expense , net

                                                                2003          2002         2001
                                                             ---------     ---------    ---------
      Write-off of assets related to cancellation of
             subscriptions                                   $   2,790     $   2,864    $  (3,021)

      Gain (loss) on disposal of property and equipment           (204)        1,168        3,763

      Loss on sale of obsolete inventories                         359           232        1,106

      Provision (reversal of provision) for inventory
             obsolescence                                          111            17          (86)

      Loss on acquisition of assets (Note 8)                     5,897            --           --

      Other                                                        615            --           --

                                                             ---------     ---------    ---------

                                                             $   9,568     $   4,281    $   1,762
                                                             =========     =========    =========

TEVECAP S.A.

AND SUBSIDIARIES

15.   Other costs

                                                 2003            2002            2001
                                              ----------      ----------      ----------
      Telephone and internet                  $    1,170      $    1,586      $    2,926

      Collection charges                           1,118           1,330           1,759

      Outside services - legal entities            1,141           1,101           1,444

      Power sources                                  870             983             840

      External network maintenance                   802             785             553

      Rentals                                        326             249             445

      Ancillary and consumable materials             154             317             258

      Outsourced telemarketing services            1,205              --             144

      Other                                        1,483           1,372           1,603
                                              ----------      ----------      ----------

                                              $    8,269      $    7,723      $    9,972
                                              ==========      ==========      ==========

16.   Commitments

      The Company has rented its office space through the year 2008. As of December 31, 2003, future minimum rental payments applicable to operating leases in respect of this space aggregate approximately $91,210, as follows:

                                 2004                        27,968
                                 2005                        26,391
                                 2006                        20,320
                                 2007                        16,120
                                 2008                           411
                                                        -----------

                                      Total             $    91,210
                                                        ===========

TEVECAP S.A.

AND SUBSIDIARIES

17.   Redeemable Common Stock

      The subsidiary Tevecap has outstanding redeemable common stock during as follows:

                                                                 Redeemable
                                                                   common
                                                                   stock
                                                              ----------------
                                                              (in thousands of
                                                                   shares)
                                                              ----------------

      Stock as of December 31, 2002                                 85,638

      Reversal of redeemable common stock Hearst/ABC               (39,343)
                                                                ----------

      Stock as of December 31, 2003                                 46,295
                                                                ==========

      As of December 31, 2003, 9.5% (2002 - 17.6%) of the common stock of Tevecap was subject to an Event Put, i.e., a "triggering event" under the Stockholders' Agreement pursuant to which each of the stockholders (other than Abril) may, in certain circumstances, demand that Tevecap purchase all or a portion of its shares, unless the shares of capital stock held by such stockholders are publicly registered, listed or traded. In addition, as of December 31, 2003, 5.8% of the common stock of Tevecap (27,930 thousand stocks) are also subject to a Time Put whereby, pursuant to the Stockholders' Agreement, shareholder Falcon International Communications ("Falcon") may demand that Tevecap buy all or a portion of Falcon's shares of capital stock held in Tevecap if such shares are not publicly registered, listed or traded by September 22, 2002.

      For purposes of the Event Put, triggering events are: (i) the amount of the capital stock held by a stockholder with an Event Put exceeds the amount allowed under any legal restriction to which such stockholder may be subject ("Regulatory Put"); (ii) a breach without cure within a designated period by certain specified entities/individuals of any representation, warranty, covenant or duty made or owed pursuant to certain agreements; (iii) a breach without cure within a designated period by Abril of the Abril Credit Facility; (iv) the controlling shareholder of Abril ceases to directly or indirectly hold a specified percentage of Tevecap without the approval of the stockholders or ceases to control the voting capital stock held by its affiliates representing 50% or more of the voting capital stock of Tevecap; (v) the Service Agreement as amended, among Tevecap, TV Show Time, TVA Brasil and Abril ceases to be valid or effective or TV Show Time, TVA Brasil and Abril is liquidated

TEVECAP S.A.

AND SUBSIDIARIES

      or dissolved or files voluntarily, or has filed against it involuntarily, any petition in bankruptcy; or (vi) another stockholder exercises an Event Put other than a Regulatory Put.

      The Company's management believes that the probability of occurrence of the triggering events, which would permit any of its shareholders to exercise their Event Put, is remote. However, Tevecap has public debt in the United States of America, and which therefore is required to register its securities with the United States Securities and Exchange Commission, is required for accounting purposes to present redeemable equity securities separately from shareholders' equity, if redemption of such securities is beyond the control of the registrant. That presentation is required even if the likelihood of redemption is remote.

      The common stocks subject to the Time Put are redeemable at fair value as determined by appraisal. In the event Tevecap does not have the funds to satisfy its payment obligations under the Time Put, then, subject to a number of conditions, Tevecap may deliver to Falcon promissory notes payable three years from the issue date thereof. In the event Tevecap is unable to satisfy its payment obligations under these promissory notes, Falcon may be entitled, subject to a number of conditions, to sell its shares of Tevecap to a third party. As of the date of these financial statements, Falcon has not exercised the Falcon Time Put.

      On December 19, 2003 Abril Comunicacoes S.A. acquired the minority interest of Hearst ABC Video Services the percentage of 8,1%, totaling 90,45% ownership interest in the Company. The redemption features related to such common shares were removed. Therefore, the amount related to the redeemable common stock that was held by Hearst was reclassified from liabilities to the shareholders equity of Tevecap. As a result of that, the Company recorded that reclassification within common stock and redeemable common stock.

18.   Capital Stock

      The capital stock of the Company as of December 31, 2003, held entirely by Brazilian stockholders, is represented by 485.220.440 common stocks.

TEVECAP S.A.

AND SUBSIDIARIES

      The Company's bylaws provide that stockholders are entitled to a minimum dividend of 25% of annual net income in accordance with Brazilian Corporate Law, after deduction of the allocation to the legal reserve.

      Additionally, Law No. 9,249/95 introduced the option of paying interest on capital, calculated based on the TJLP in effect for the period, which may also be considered as part of the minimum mandatory dividend.

19.   Accrual for contingencies

      The Company's operating companies are currently defending a lawsuit brought by the Escritorio Central de Arrecadacao e Distribuicao (Central Collection and Distribution Office, or "ECAD"), entity authorized to enforce copyright laws relating to musical works. ECAD filed a lawsuit in 1993 against all pay-television operators in Brazil seeking to collect royalty payments in connection with musical works broadcast by the operators. ECAD is seeking a judgment award of 2.55% of all past and present revenues generated by the operators. The suits are currently being submitted to the Superior Tribunal de Justica in order to determine whether ECAD is entitled to benefit from the copyrights relating to musical works broadcast on pay television. Suits were filed against TVA in the 1 Vara Civel Forum Central de Curitiba (against TVA Sul) and the 14 Vara Civel Forum Central de Sao Paulo (against TVA Brasil). The suit against TVA Sul has been initially ruled in TVA's favor, while the suit against TVA Brasil is currently awaiting judgment. Based on the opinion of its attorneys, management of TVA believes that TVA is likely to prevail in these suits. In the event the Company does not prevail in connection with these proceedings, however, the consolidated financial position of the Company may be materially adversely affected.

      In management's opinion, all lawsuits were properly accrued and in the case of those for which no accrual was recognized, management believes that the chances of loss are remote. The accrued amounts being contested in court are as follows:

TEVECAP S.A.

AND SUBSIDIARIES

                                                            2003            2002
                                                     -----------     -----------
                                                       Long-term       Long-term
                                                     -----------     -----------

      Civil and labor
         lawsuits                                          2,541           1,376
      COFINS (Tax on revenue)                                 11               9
      ICMS (VAT state tax)                                 6,853           9,450
      FGTS (Social security compulsory deposit)              185              83
      IOF                                                     --           2,570
      Other                                                1,682           1,293
                                                     -----------     -----------

                                                          11,272          14,781
                                                     ===========     ===========

      For certain accrued lawsuits, the Company and its subsidiaries have judicial deposits in the amount of $6,626 and $9,112 as of December 31, 2003 and 2002. The Company pledged property items as collateral in the amount of $ 19,436 as of December 31, 2003 ($ 11,980 in 2002).

20.   Pension plan

      In April 1996, the Company became a co-sponsor of the private pension entity named Abrilprev Sociedade de Previdencia Privada ("Abrilprev"), the primary objective of which is to grant employees benefits other than those provided by Social Security. The plan is optional to all employees of the sponsoring entities. Abrilprev operates as a Defined Contribution Plan. Company contributions are made based on a fixed percentage applied to the payroll of the sponsoring entities based on actuarial calculations. Contribution expenses amounted to $34 for the year ended December 31, 2003 ($61 in 2002 and $221 in 2001).

21.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril companies' employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to Associacao Abril de Beneficios, the company responsible for management of the plan.

      In 2003, contributions made by Tevecap and certain affiliates of Associacao Abril de Beneficios amounted to $519 ($482 in 2002 and $883 in
      2001).

TEVECAP S.A.

AND SUBSIDIARIES

22.   Valuation and qualifying accounts and reserves

                                           Provision         Provision        Deferred                          Provision
                                              for               for           taxation         Accrual            for
                                            doubtful         inventory        valuation          for           equipment
                                            accounts       obsolescence       allowance     contingencies     obsolescence
      Balance as of December 31, 2000      $    7,595       $    3,370       $  108,090       $   15,711       $       --
      Additions                                    43               --               --              339               --
      Deductions                                   --           (3,021)         (28,033)              --               --
                                           ----------       ----------       ----------       ----------       ----------
      Balance as of December 31, 2001      $    7,638       $      349       $   80,057       $   16,050       $       --
      Additions                                 3,213               17               --            5,459            2,847
      Deductions                               (4,590)              --          (12,891)              --               --
      Effect of exchange rate                  (2,915)            (129)              --           (6,728)            (663)
                                           ----------       ----------       ----------       ----------       ----------
      Balance as of December 31, 2002      $    3,346       $      237       $   67,166       $   14,781       $    2,184
      Additions                                 1,360               --           24,173               --            2,790
      Deductions                                   --               --               --           (5,427)              --
      Effect of exchange rate                  (1,458)              26               --            1,918              651
                                           ----------       ----------       ----------       ----------       ----------
      Balance as of December 31, 2003      $    3,248       $      263       $   91,339       $   11,272       $    5,625
                                           ==========       ==========       ==========       ==========       ==========

23.   Recent accounting pronouncements

      SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities"

      In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS 149 did not have any impact on the Company's financial statements.

      SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

      In May 2003, FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

TEVECAP S.A.

AND SUBSIDIARIES

      o Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

      o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

      o Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or vary inversely with the value of the issuers' shares.

      SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company's financial statements.

      FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

      In November 2002, FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial statements.

      FIN 46, "Consolidation of Variable Interest Entities"

      In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities", an Interpretation of APB No.
      51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity' if the equity investors in the entity did not have the characteristics of a controlling financial interest or

TEVECAP S.A.

AND SUBSIDIARIES

      did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

      In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46's effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For variable interest entities created as acquired prior to February 1, 2003, the provision to FIN 46 (revised) must be applied by foreign private issuers beginning on January 1, 2004 for special purpose entities and by December 31, 2004 for all other types' entities. FIN 46R did not have any impact on the Company's operations in 2003, and it is expected that it will not have any impact on the Company's operations in 2004.

24.   Segments

      Segment information has been prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's reportable segments are determined based on products and services provided by each segment:

      a. Pay Tv - programming packages consisting of 15 to 57 television channels;

      b.    Internet - high speed broadband internet access; and

            The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

TEVECAP S.A.

AND SUBSIDIARIES

24.   Segments (Continued)

2003

                                             Pay Tv        Internet         TOTAL
                                            ---------     ----------      ---------
Gross revenues                                83,975          7,397         91,372
Direct operating expenses and SG&A
expenses                                      63,755          7,852         71,607
Depreciation and amortization                 22,143          1,540         23,683
Other operating expense, net                  14,597             --         14,597
Interest income                               (1,511)            --         (1,511)
Interest expense                              18,135             --         18,135
Foreign currency transaction loss, net       (11,019)            --        (11,019)
Income tax expense                            19,382             --         19,382
Equity in losses of affiliates                (3,585)            --         (3,585)
Minority interest                                 82             --             82
Net loss                                     (38,004)        (1,995)       (39,999)

Capital expenditures                          11,208             15         11,223
Total assets                                 106,438          1,493        107,931

TEVECAP S.A.

AND SUBSIDIARIES

24.   Segments (Continued)

2002

                                             Pay Tv         Internet        TOTAL
                                            ---------      ----------    -----------
Gross revenues                                84,474          5,294         89,768
Direct operating expenses and SG&A
expenses                                      70,395          4,668         75,063
Depreciation and amortization                 26,195          1,822         28,017
Other operating expense, net                   4,273              8          4,281
Interest income                               (1,677)           (31)        (1,708)
Interest expense                              16,889             52         16,941
Foreign currency transaction loss, net        31,472             48         31,520
Other nonoperating expense, net                  619            (29)           590
Income tax expense                                79             --             79
Equity in losses of affiliates                 6,337             --          6,337
Minority interest                                 64             --             64
Net loss                                     (70,172)        (1,244)       (71,416)

Capital expenditures                          11,047            148         11,195
Total assets                                 109,682          1,793        111,475

TEVECAP S.A.

AND SUBSIDIARIES

24.   Segments (Continued)

2001

                                              Pay Tv        Internet       TOTAL
                                            ---------      ----------    ----------
Gross revenues                               103,544          4,362        107,906
Direct operating expenses and SG&A
expenses                                      89,474          8,878         98,352
Depreciation and amortization                 32,969          1,395         34,364
Other operating expense, net                   1,762             --          1,762
Interest income                               (4,182)           (18)        (4,200)
Interest expense                              37,830             19         37,849
Foreign currency transaction loss, net        11,038             29         11,067
Other nonoperating expense, net                2,379             59          2,438
Income tax expense                                --             --             --
Equity in losses of affiliates                 2,375             --          2,375
Minority interest                               (284)            --           (284)
Net loss                                     (69,817)        (6,000)       (75,817)

Capital expenditures                          30,112            610         30,722
Total assets                                 195,852          2,982        198,834

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries

      Tevecap conducts a significant portion of its business through subsidiaries. The $250,000 12 5/8% Senior Notes issued to institutional buyers in November 1996 are jointly and severally, irrevocably and fully and unconditionally guaranteed on a senior basis by all of Tevecap's direct and indirect subsidiaries except for TVA Communications Aruba N.V., TVA Channels Ltda., Rede Ajato Ltda., Ype Radio and Televisao Ltda., TVA Inc, TVA Overseas Ltd. and TVA TCG Sistema de Televisao Porto Alegre.

      Presented below is condensed consolidating financial information for: i) Tevecap on a parent company only basis; ii) the Wholly Owned Guarantor Subsidiaries; iii) the Majority-Owned Guarantor Subsidiaries; iv) Non-guarantor Subsidiaries; v) Eliminations; and vi) Consolidated Tevecap S.A. and subsidiaries.

      The equity method has been used by Tevecap, the Wholly Owned Guarantor Subsidiaries and the Majority-Owned Guarantor Subsidiaries with respect to investments in their subsidiaries.

      The following sets forth the Wholly Owned Guarantor Subsidiaries, the Majority-Owned Guarantor Subsidiaries and the Non-Guarantor Subsidiaries:

      a)    Wholly-Owned Guarantor Subsidiaries

            -     TVA Distribuidora S.A. (merged in 2001 and wholly-owned in
                  2000)

            -     TVA Programadora Ltda. (merged in 2001 and wholly-owned in
                  2000)

            -     TVA Par S.A. (merged in 2001 and wholly-owned in 2000)

            -     TVA Communications Ltd.

            -     Comercial Cabo TV Sao Paulo Ltda.

            -     TVA Sistema de Televisao S.A. (majority-owned in 2000)

            -     TVA Sul Parana Ltda. (majority-owned in 2000)

      b)    Majority-Owned Guarantor Subsidiaries

            -     CCS Camboriu Cable System de Telecomunicacoes Ltda.

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

      c)    Non-Guarantor Subsidiaries

            -     TVA Communications Aruba N.V.

            - TVA TCG Sistema de Televisao de Porto Alegre S.A. (merged in 2001 and non guarantor in 2000)

            -     Rede Ajato Ltda.

            -     TVA Channel Ltda. (merged in 2001 and non-guarantor in 2000)

            - Ype Radio e Televisao Ltda. (merged in 2001 and non-guarantor in 2000)

            -     TVA Overseas Ltd.

            -     TVA Inc

            -     TVA Continental S.A.

            -     TVA Pelicano S.A.

            -     TVA Network Participacoes S.A.

      Separate financial statements have been presented for TVA Sistema de Televisao S.A., TVA Sul Parana Ltda and CCS Camboriu Cable System Telecomunicacoes Ltda. as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002.

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2003

                                                        Wholly-       Majority-
                                                         Owned          Owned          Non-
                                         Parent        Guarantor      Guarantor      guarantor
Assets                                   Company     Subsidiaries   Subsidiaries    subsidiaries   Eliminations    Consolidated
                                        ---------    ------------   ------------    ------------   ------------    ------------
Current assets
  Cash and cash equivalents             $      95      $     128      $      61       $       8      $      --       $     292
  Accounts receivable, net                     --          4,432             (4)          1,493         (1,495)          4,426
  Inventories, net                             --          8,400             70              --             --           8,470
  Prepaid and other assets                    278            397              2              --             --             677
  Other accounts receivable                   142        320,289            271              64       (319,188)          1,578
                                        ---------      ---------      ---------       ---------      ---------       ---------

        Total current assets                  515        333,646            400           1,565       (320,683)         15,443
                                        ---------      ---------      ---------       ---------      ---------       ---------

Property, plant and equipment, net             --         75,327          2,099              --         (1,109)         76,317
Investments
  Equity basis                             25,626          1,710             --             549        (27,336)            549
  Intangible assets, net                      986          4,739             --              --             --           5,725
Loans to related companies                 49,305         18,677          1,452          54,258       (120,421)          3,271
Dividends receivable                      322,332             --             --              --       (322,332)             --
Judicial deposits                              --          6,407            219              --             --           6,626
                                        ---------      ---------      ---------       ---------      ---------       ---------

        Total assets                    $ 398,764      $ 440,506      $   4,170       $  56,372      $(791,881)      $ 107,931
                                        =========      =========      =========       =========      =========       =========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2003

                                                              Wholly-      Majority-
                                                              Owned          Owned            Non-
                                                 Parent      Guarantor      Guarantor      Guarantor
  Liabilities and Shareholders' Equity          Company    Subsidiaries   Subsidiaries    Subsidiaries   Eliminations   Consolidated
                                                -------    ------------   ------------    ------------   ------------   ------------
Current Liabilities
  Loans                                          367,730         7,486             --             --       (319,135)        56,081
  Film suppliers                                      --         6,474            145             --             --          6,619
  Other suppliers                                     14         5,798             19             --         (1,498)         4,333
  Tax  recovery  program                             563           934             --             --             --          1,497
  Taxes payable other than income
       taxes                                       3,802         3,974             91             --             --          7,867
  Income tax payable                                  --             1            277             --             --            278
  Accrued payroll and related
       liabilities                                    --         1,424             13             --             --          1,437
  Advance payments received from
       subscribers                                    --         2,844             (5)            --             --          2,839
  Deferred income tax                             19,292            --             --             --             --         19,292
  Other accounts payable                              97         2,106            230             15            (50)         2,398
                                                --------      --------       --------       --------       --------       --------

        Total current liabilities                391,498        31,041            770             15       (320,683)       102,641
                                                --------      --------       --------       --------       --------       --------

Long-term liabilities
  Loans from related companies                    21,415       116,129             --         22,588       (120,420)        39,712
  Tax recovery  program                            4,783         8,053             --             --             --         12,836
  Accrual for contingencies                           --        10,723            549             --             --         11,272
  Dividends payable                                   --       273,992             --         48,340       (322,332)            --
  Liability to fund equity investee               35,524            --             --            154        (30,329)         5,349
  Other accounts payable                              --           211             --             --             --            211
                                                --------      --------       --------       --------       --------       --------

        Total long-term liabilities               61,722       409,108            549         71,082       (473,081)        69,380
                                                --------      --------       --------       --------       --------       --------

Minority interest                                     --            --             --             --          1,140          1,140
Redeemable common stock                           24,201            --             --             --             --         24,201
Shareholders' deficit
  Common stock                                   445,313       284,076          4,012         15,068       (302,443)       446,026
  Accumulated other comprehensive
        income (loss)                             (3,703)      214,247         (1,449)         5,633       (212,012)         2,716
  Accumulated deficit                           (520,267)     (497,966)           288        (35,426)       515,198       (538,173)
                                                --------      --------       --------       --------       --------       --------

        Total shareholders' deficit              (78,657)           357          2,851        (14,725)           743        (89,431)
                                                --------       --------       --------       --------       --------       --------

        Total liabilities and shareholders'
             deficit                             398,764        440,506          4,170         56,372       (791,881)       107,931
                                                ========       ========       ========       ========       ========       ========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 2003

                                                                Wholly-
                                                                 Owned       Majority-         Non-
                                                    Parent     Guarantor       Owned        Guarantor
             Description                           Company   Subsidiaries    Guarantor     Subsidiaries   Eliminations  Consolidated
                                                  --------   ------------    ---------     ------------   ------------  ------------
Gross revenues
   Monthly subscriptions                                --       73,277          1,969          1,061             (2)       76,305
   Installation                                         --        1,160             42              9             --         1,211
   Advertising                                          --        2,554             --             32             --         2,586
   Other                                                --       10,769            115            386             --        11,270
   Taxes on revenue                                     --      (12,578)          (314)          (146)            --       (13,038)
                                                  --------     --------       --------       --------       --------      --------
Net revenue                                             --       75,182          1,812          1,342             (2)       78,334
                                                  --------     --------       --------       --------       --------      --------

Direct operating expenses
   Payroll and benefits                                 --        2,148             38            269             --         2,455
   Programming                                          --       24,172            614             --             --        24,786
   Technical assistance                                 --        1,535             (2)            --             --         1,533
   TVA Magazine                                         --        1,554             23             --             --         1,577
   Pole rental                                          --        1,229             26             --             --         1,255
   Other costs                                          --        7,375            261            633             --         8,269
                                                  --------     --------       --------       --------       --------      --------
                                                        --       38,013            960            902             --        39,875
                                                  --------     --------       --------       --------       --------      --------
Selling, general and administrative expenses
   Payroll and benefits                                 --        6,126            174             22             --         6,322
   Advertising and promotion                            --        2,884             15             18             --         2,917
   Rent                                                 --        1,070              4             --             --         1,074
   Other general and administrative expenses           476        7,674            133            100             (2)        8,381
                                                  --------     --------       --------       --------       --------      --------
                                                       476       17,754            326            140             (2)       18,694
                                                  --------     --------       --------       --------       --------      --------

Depreciation and amortization                          411       22,837            276            446           (287)       23,683
Tax recovery program                                 1,431        3,598             --             --             --         5,029
Other operating expense, net                         6,140        3,482             --            (54)            --         9,568
                                                  --------     --------       --------       --------       --------      --------
Operating loss                                      (8,458)     (10,502)           250            (92)           287       (18,515)
                                                  --------     --------       --------       --------       --------      --------

Interest income                                     (2,294)     (24,590)          (257)           (12)        25,642        (1,511)
Interest expense                                    27,774       15,164             39            800        (25,642)       18,135
Transaction                                        (70,942)      52,739            (65)         7,249             --       (11,019)
                                                  --------     --------       --------       --------       --------      --------
Income (loss) before income taxes, equity           37,004      (53,815)           533         (8,129)           287       (24,120)
   and minority interest
Income taxes                                        19,054           --            328             --             --        19,382
                                                  --------     --------       --------       --------       --------      --------
Income (loss) before equity and minority            17,950      (53,815)           205         (8,129)           287       (43,502)
   interest
Equity in (losses) of affiliates                    57,396         (123)            --            (10)       (60,848)       (3,585)
                                                  --------     --------       --------       --------       --------      --------
Income (loss) before minority Interest             (39,446)     (53,692)           205         (8,119)        61,135       (39,917)
Minority interest                                       --           --             --             --             82            82
                                                  --------     --------       --------       --------       --------      --------

Net income (loss)                                  (39,446)     (53,692)           205         (8,119)        61,053       (39,999)
                                                  ========     ========       ========       ========       ========      ========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 2003

                                                                 Wholly-      Majority-       Non-
                                                      Parent      Owned         Owned       Guarantor
                                                     Company   Subsidiaries  Subsidiaries  Subsidiaries  Eliminations   Consolidated
                                                    --------   ------------  ------------  ------------  ------------   ------------
Cash flows from operating activities:
Net loss                                            (39,446)     (53,692)         205        (8,119)         61,053       (39,999)

Adjustments to reconcile net loss to net cash
  (used in) provided by operating activities:
  Depreciation                                           --       22,313          276           446            (287)       22,748
  Amortization                                          411          524           --            --              --           935
  Amortization of debt issuance cost                    260           --           --            --              --           260
  Redeemable stock                                     (164)          --           --            --              --          (164)
  Provision for doubtful accounts                        --        1,226           43            91              --         1,360
  Provision for equipment and inventory
     obsolescence                                        --        2,790           --            --              --         2,790
  Minority interest                                      --           --           --            --              82            82
  Disposal and write-off of property, plant
     and equipment                                       --           80           --         1,283              --         1,363
  Loss on purchase assets                             5,949           --           --           (52)             --         5,897
  Equity in losses of affiliates                     57,396         (123)          --           (10)        (60,848)       (3,585)
  Foreign currency transaction loss, net            (70,942)      52,739          (65)        7,249              --       (11,019)
     Deferred income taxes                           19,054           --           --            --              --        19,054
Changes in operating assets and liabilities:
  Accounts receivable                                    --       (1,954)         (38)       (1,308)          1,341        (1,959)
  Prepaid and other assets                               24          204           (1)            8              --           235
  Accrued interest                                   27,983      (14,600)        (228)          778              --        13,933
  Inventories                                            --           67          (13)           --              --            54
  Suppliers                                              13      (10,709)        (302)          (34)         (1,401)      (12,433)
  Taxes payable other than income taxes              (2,995)      (2,669)         385          (148)             --        (5,427)
  Tax recovery program - PAES/REFIS                   3,922        2,305           --            --              --         6,227
  Current income taxes                                   --           --          328            --              --           328
  Accrued payroll and related liabilities                --          469            6           (65)             --           410
  Advances received from subscribers                     --        2,670           (4)           --              --         2,666
  Judicial deposits                                      --        4,269          (29)            1              --         4,241
  Other                                                 (60)       1,522         (132)           (5)            (89)        1,236
                                                   --------     --------     --------      --------        --------      --------
Net cash (used in) provided by operating
activities                                            1,405        7,431          431           115            (149)        9,233
                                                   --------     --------     --------      --------        --------      --------

Cash flows from investing activities:
  Purchase of property, plant and equipment              --      (11,152)         (56)          (15)             --       (11,223)
  Split-off                                              --           14           --           (14)             --            --
  Loans to related companies                        (19,467)          --       (1,267)           --          20,734            --
  Repayment of loans to related companies           133,973          230        1,198           (50)       (135,210)          141
                                                   --------     --------     --------      --------        --------      --------
Net cash used in investing activities               114,506      (10,908)        (125)          (79)       (114,476)      (11,082)
                                                   --------     --------     --------      --------        --------      --------

Cash flows from financing activities:
  Bank loans                                             --       24,560           --            --              --        24,560
  Loans from shareholders                            15,904       68,258           --            18         (20,526)       63,654
  Repayments of loans from shareholders             (14,708)    (164,716)          --           (53)        135,168       (44,309)
  Repayments of loans from banks                     (5,784)     (37,109)          --           (85)             --       (42,978)
                                                   --------     --------     --------      --------        --------      --------
Net cash provided by financing activities            (4,588)    (109,007)          --          (120)        114,642           927
                                                   --------     --------     --------      --------        --------      --------

Effect of exchange rate changes                    (111,254)     112,502         (269)            7             (17)          969
                                                   --------     --------     --------      --------        --------      --------

Net increase (decrease) in cash and cash
   equivalents                                           69           18           37           (77)             --            47
Cash and cash equivalents at beginning of
   the period                                            26          110           24            85              --           245
                                                   --------     --------     --------      --------        --------      --------
Cash and cash equivalents at end of the period           95          128           61             8              --           292
                                                   ========     ========     ========      ========        ========      ========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2002

                                                         Wholly-        Majority-
                                                          Owned           Owned          Non-
                                            Parent      Guarantor       Guarantor     guarantor
 Assets                                    Company     Subsidiaries    Subsidiaries  subsidiaries   Eliminations    Consolidated
                                          ---------    ------------    ------------  ------------   ------------    ------------
Current assets
  Cash and cash equivalents               $      26      $     110      $      24      $      85      $      --       $     245
  Accounts receivable, net                       --          2,948              1            161            (12)          3,098
  Inventories, net                               --          6,927             46             --             --           6,973
  Prepaid and other assets                      248            502              1              7             --             758
  Other accounts receivable                      70         92,780             34             77        (91,658)          1,303
                                          ---------      ---------      ---------      ---------      ---------       ---------

        Total current assets                    344        103,267            106            330        (91,670)         12,377
                                          ---------      ---------      ---------      ---------      ---------       ---------

Property, plant and equipment
  and intangible assets, net                  1,162         79,755          1,907          1,495           (940)         83,379
Investments
  Equity basis                               28,937          1,239             --            549        (30,176)            549
Loans to related companies                  275,324         18,736            905         54,345       (343,479)          5,831
Debt Issuance costs, net                        227             --             --             --             --             227
Dividends receivable                        263,572             --             --             --       (263,572)             --
Judicial deposits                                --          8,957            154              1             --           9,112
Other                                            --        201,978             --             --       (201,978)             --
                                          ---------      ---------      ---------      ---------      ---------       ---------

        Total assets                      $ 569,566      $ 413,932      $   3,072      $  56,720      $(931,815)      $ 111,475
                                          =========      =========      =========      =========      =========       =========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                           Consolidated Balance Sheets
                             as of December 31, 2002

                                                               Wholly-       Majority-
                                                                Owned          Owned          Non-
                                                  Parent      Guarantor      Guarantor     Guarantor
 Liabilities and Shareholders' Equity            Company    Subsidiaries   Subsidiaries   Subsidiaries   Eliminations  Consolidated
                                                ---------   ------------   ------------   ------------   ------------  ------------
Current Liabilities
  Loans                                            92,230        13,940             --             62        (91,658)      14,574
  Film suppliers                                       --        15,291            377             --             --       15,668
  Other suppliers                                      --         4,076             21             30             (9)       4,118
  Taxes payable other than income
       taxes                                        3,529         4,638             71            113             --        8,351
  Accrued payroll and related
       liabilities                                     --           757              5             57             --          819
  Other accounts payable                               86           703            115            170             --        1,074
                                                ---------     ---------      ---------      ---------      ---------    ---------

        Total current liabilities                  95,845        39,405            589            432        (91,667)      44,604
                                                ---------     ---------      ---------      ---------      ---------    ---------

Long-term liabilities
  Loans                                           250,000           390             --             21       (201,979)      48,432
  Loans from related companies                     18,800       315,621              1         21,174       (343,479)      12,117
  Accrual for contingencies                         3,144        15,046            345             16             --       18,551
  Dividends payable                                    --       224,045             --         39,528       (263,573)          --
  Liability to fund equity investee               213,039            --             --            215       (206,056)       7,198
                                                ---------     ---------      ---------      ---------      ---------    ---------

        Total long-term liabilities               484,983       555,102            346         60,954      (1,015,087)     86,298
                                                ---------     ---------      ---------      ---------      ---------    ---------

Minority interest                                      --            --             --             --            826          826
Redeemable common stock                            99,365            --             --             --             --       99,365
Shareholders' deficit
  Common stock                                    370,313       113,944          4,012         15,081       (132,324)     371,026
  Accumulated other comprehensive
        income (loss)                                (119)      149,755         (1,958)         7,560       (147,708)       7,530
  Accumulated deficit                            (480,821)     (444,274)            83        (27,307)       454,145     (498,174)
                                                ---------     ---------      ---------      ---------      ---------    ---------

        Total shareholders' deficit              (110,627)     (180,575)         2,137         (4,666)       174,113     (119,618)
                                                ---------     ---------      ---------      ---------      ---------    ---------

        Total liabilities and shareholders'
             deficit                              569,566       413,932          3,072         56,720       (931,815)     111,475
                                                =========     =========      =========      =========      =========    =========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries

      (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 2002

                                                               Wholly-
                                                               Owned        Majority-        Non-
                                                               Parent         Owned       Guarantor     Guarantor
              Description                        Company    Subsidiaries    Guarantor    Subsidiaries  Eliminations  Consolidated
                                                --------    ------------    ---------    ------------  ------------  ------------
Gross revenues
   Monthly subscriptions                              --        70,957          1,799         2,169            --        74,925
   Installation                                       --         1,018             57            24            --         1,099
   Advertising                                        --         1,543             --            81            --         1,624
   Other                                              --        11,707            122           686          (395)       12,120
      Taxes on revenue                                         (11,897)          (281)         (266)                    (12,444)
                                                --------      --------       --------      --------      --------      --------
Net revenue                                           --        73,328          1,697         2,694          (395)       77,324
                                                --------      --------       --------      --------      --------      --------

Direct operating expenses
   Payroll and benefits                               --         4,483             48           599            --         5,130
   Programming                                        --        24,420            616            --            --        25,036
   Technical assistance                               --         1,407             20            --            --         1,427
   TVA Magazine                                       --         1,652             23            --            --         1,675
   Pole rental                                        --         1,853             28            --            --         1,881
   Other costs                                        --         6,066            190         1,862          (395)        7,723
                                                --------      --------       --------      --------      --------      --------
                                                      --        39,881            925         2,461          (395)       42,872
                                                --------      --------       --------      --------      --------      --------
Selling, general and administrative
   expenses
   Payroll and benefits                               --         5,274             46            28            --         5,348
   Advertising and promotion                          --         2,671             19           (14)           --         2,676
   Rent                                               --         1,098              4            --            --         1,102
   Other general and administrative
       expenses                                      290         9,994            178           159            --        10,621
                                                --------      --------       --------      --------      --------      --------
                                                     290        19,037            247           173            --        19,747
                                                --------      --------       --------      --------      --------      --------

Depreciation and amortization                        400        27,103            296           529          (311)       28,017
Other operating expense, net                          --         4,273             --             8            --         4,281
                                                --------      --------       --------      --------      --------      --------
Operating loss                                      (690)      (16,966)           229          (477)          311       (17,593)
                                                --------      --------       --------      --------      --------      --------

Interest income                                   (1,601)      (26,758)          (178)          (31)       26,860        (1,708)
Interest expense                                  35,825         7,446             18           512       (26,860)       16,941
Transaction                                      148,635      (101,655)           140       (15,600)           --        31,520
Other nonoperating (expenses) income,
net                                                   49           521             11             9            --           590
                                                --------      --------       --------      --------      --------      --------
Income (loss) before income taxes,
   equity and minority interest                 (183,598)      103,480            238        14,633           311       (64,936)
Income taxes                                          --            --             79            --            --            79
                                                --------      --------       --------      --------      --------      --------
Income (loss) before equity and
   minority interest                            (183,598)      103,480            159        14,633           311       (65,015)

Equity in (losses) of affiliates                (112,111)          (96)            --           204       118,340         6,337
                                                --------      --------       --------      --------      --------      --------
Income (loss) before minority                    (71,487)      103,576            159        14,429      (118,029)      (71,352)
   interest
Minority interest                                     --            --             --            --            64            64
                                                --------      --------       --------      --------      --------      --------

Net income (loss)                                (71,487)      103,576            159        14,429      (118,093)      (71,416)
                                                ========      ========       ========      ========      ========      ========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 2002

                                                                Wholly-       Majority-        Non-
                                                   Parent        Owned          Owned       Guarantor
                                                  Company     Subsidiaries   Subsidiaries  Subsidiaries  Eliminations   Consolidated
                                                  -------     ------------   ------------  ------------  ------------   ------------
Cash flows from operating activities:
Net loss                                          (71,487)       103,576          159         14,429       (118,093)       (71,416)

Adjustments to reconcile net loss to net cash
  (used in) provided by operating activities:
  Depreciation                                         --         26,526          296            529           (311)        27,040
  Amortization                                        400            577           --             --             --            977
  Amortization of debt issuance cost                  181             --           --             --             --            181
  Provision for doubtful accounts                      --          3,006           84            123             --          3,213
  Provision for equipment and inventory
     obsolescence                                      --          2,864           --             --             --          2,864
  Minority interest                                    --             --           --             --             64             64
  Disposal and write-off of property, plant
     and equipment                                     --          2,986            5              8             --          2,999
  Equity in losses of affiliates                 (112,111)           (96)          --            204        118,340          6,337
  Foreign currency transaction loss, net          148,635       (101,655)         140        (15,600)            --         31,520
Changes in operating assets and liabilities:
  Accounts receivable                                  --         (1,612)         (46)          (200)            40         (1,818)
  Prepaid and other assets                            207            677           --             (6)            --            878
  Accrued interest                                 31,285        (21,735)        (143)           472             --          9,879
  Inventories                                          --            385            2             --             --            387
  Suppliers                                          (199)        10,028          239           (138)           (35)         9,895
  Taxes payable other than income taxes and
     tax recovery program PAES/REFIS                2,474          1,840          (12)            95             --          4,397
  Accrued payroll and related liabilities              --           (230)          (8)           (11)            --           (249)
  Advances received from subscribers                   --           (158)          (6)             2             --           (162)
  Judicial deposits                                    --           (643)         (28)            (2)            --           (673)
  Other                                                14           (719)          79             85             23           (518)
                                                 --------       --------     --------       --------       --------       --------
Net cash (used in) provided by operating
  activities                                         (601)        25,617          761            (10)            28         25,795
                                                 --------       --------     --------       --------       --------       --------

Cash flows from investing activities:
  Purchase of property, plant and equipment            --        (10,983)         (64)          (148)            --        (11,195)
  Loans to related companies                      (73,212)           (10)      (1,041)            45         54,293        (19,925)
  Repayment of loans to related companies          85,529             --          548          9,334        (69,233)        26,178
                                                 --------       --------     --------       --------       --------       --------
Net cash used in investing activities              12,317        (10,993)        (557)         9,231        (14,940)        (4,942)
                                                 --------       --------     --------       --------       --------       --------

Cash flows from financing activities:
  Bank loans                                           --         31,010           --             --             --         31,010
  Dividends receivable and payable               (121,060)       106,978           --         14,082             --             --
  Transfer of investments to dividends            152,175       (134,314)          --        (17,861)            --             --
  Loans from shareholders                          15,113         56,699           (3)         1,953        (54,325)        19,437
  Repayments of loans from shareholders           (19,738)       (67,507)          --         (1,727)        69,234        (19,738)
   Repayments of loans from banks                  (6,302)       (26,644)          --         (9,383)            --        (42,329)
                                                 --------       --------     --------       --------       --------       --------
Net cash provided by financing activities          20,188        (33,778)          (3)       (12,936)        14,909        (11,620)
                                                 --------       --------     --------       --------       --------       --------

Effect of exchange rate changes                   (31,887)        18,661         (197)         3,798              3         (9,622)
                                                 --------       --------     --------       --------       --------       --------

Net increase (decrease) in cash and cash
  equivalents                                          17           (493)           4             83             --           (389)
Cash and cash equivalents at beginning of
  the period                                            9            603           20              2             --            634
                                                 --------       --------     --------       --------       --------       --------
Cash and cash equivalents at end of the
  period                                               26            110           24             85             --            245
                                                 ========       ========     ========       ========       ========       ========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor Subsidiaries (Continued)

                      Consolidated Statements of Operations
                      for the year ended December 31, 2001

                                                               Wholly-
                                                                Owned       Majority-         Non-
                                                 Parent       Guarantor       Owned        Guarantor
              Description                       Company     Subsidiaries    Guarantor     Subsidiaries   Eliminations   Consolidated
                                               --------     ------------    ---------     ------------   ------------   ------------
Gross revenues
   Monthly subscriptions                             --         86,164          2,025          2,029             --         90,218
   Installation                                      --            200             20             50             --            270
   Advertising                                       --          1,005             --             --             --          1,005
   Other                                             --         17,033            130            302         (1,052)        16,413
      Taxes on revenue                               --        (14,926)          (553)          (157)            --        (15,636)
                                               --------       --------       --------       --------       --------       --------
Net revenue                                          --         89,476          1,622          2,224         (1,052)        92,270
                                               --------       --------       --------       --------       --------       --------

Direct operating expenses
   Payroll and benefits                            (132)         6,669             58          1,909             --          8,504
   Programming                                       24         24,577            655            493             --         25,749
   Technical assistance                              --          1,839             24              5             --          1,868
   TVA Magazine                                      --          2,369             20             --             --          2,389
   Pole rental                                       --          2,779             35             --             --          2,814
   Other costs                                       22          6,983            118          3,879         (1,052)         9,972
                                               --------       --------       --------       --------       --------       --------
                                                    (86)        45,238            910          6,286         (1,052)        51,296
                                               --------       --------       --------       --------       --------       --------
Selling, general and administrative
   expenses
   Payroll and benefits                              22          9,586             80            107             --          9,795
   Advertising and promotion                          9          5,378             32            359             --          5,778
   Rent                                              --          1,739              4             34             --          1,777
   Other general and administrative
       expenses                                   1,239         12,541            233             57             --         14,070
                                               --------       --------       --------       --------       --------       --------
                                                  1,270         29,244            349            557             --         31,420
                                               --------       --------       --------       --------       --------       --------

Depreciation and amortization                       646         33,159            356            580           (377)        34,364
Other operating expense, net                        (25)         1,792              5            (10)            --          1,762
                                               --------       --------       --------       --------       --------       --------
Operating loss                                   (1,805)       (19,957)             2         (5,189)           377        (26,572)
                                               --------       --------       --------       --------       --------       --------
                                                                                                                          --------

Interest income                                  (3,046)       (26,607)           (65)           (19)        25,537         (4,200)
Interest expense                                 55,247          3,530            213          4,396        (25,537)        37,849
Transaction                                      44,407        (24,226)            --         (9,114)            --         11,067
Other nonoperating (expenses) income, net          (352)         1,934            (78)           934             --          2,438
                                               --------       --------       --------       --------       --------       --------
Income (loss) before income taxes,
   equity and minority interest                 (98,061)        25,412            (68)        (1,386)           377        (73,726)
Income taxes                                         --             --                            --             --             --
                                               --------       --------       --------       --------       --------       --------
Income (loss) before equity and minority
   interest                                     (98,061)        25,412            (68)        (1,386)           377        (73,726)

Equity in (losses) of affiliates                (22,247)            40             --            316         24,266          2,375
                                               --------       --------       --------       --------       --------       --------
Income (loss) before minority
   interest                                     (75,814)        25,372            (68)        (1,702)       (23,889)       (76,101)
Minority interest                                    --             --             --             --           (284)          (284)
                                               --------       --------       --------       --------       --------       --------

Net income (loss)                               (75,814)        25,372            (68)        (1,702)       (23,605)       (75,817)
                                               ========       ========       ========       ========       ========       ========

TEVECAP S.A.

AND SUBSIDIARIES

25. Financial information for subsidiary guarantors and non-guarantor subsidiaries (Continued)

                     Consolidated Statement's of Cash Flows
                      for the year ended December 31, 2001

                                                                Wholly-       Majority-        Non-
                                                    Parent       Owned          Owned       Guarantor
                                                   Company   Subsidiaries   Subsidiaries   Subsidiaries   Eliminations  Consolidated
                                                   -------   ------------   ------------   ------------   ------------  ------------
Cash flows from operating activities:
Net loss                                           (75,814)      25,372           (68)        (1,702)       (23,605)       (75,817)

Adjustments to reconcile net loss to net cash
  (used in) provided by operating activities:
  Depreciation                                          --       32,494           356            580           (377)        33,053
  Amortization                                         646          665            --             --             --          1,311
  Amortization of debt issuance cost                   192           --            --             --             --            192
  Provision for doubtful accounts                       --        7,460        (7,281)          (136)            --             43
  Provision for equipment and inventory
        obsolescence                                    --          344        (3,365)            --             --         (3,021)
  Minority interest                                     --           --            --             --           (284)          (284)
  Disposal and write-off of property, plant
     and equipment                                      10          877             2            185             --          1,074
  Loss on purchase of assets                         2,650           --            --             --             --          2,650
  Write-off of investments                          (6,620)        (544)        5,516          1,648             --             --
  Equity in losses of affiliates                   (22,247)          40            --            316         24,266          2,375
  Foreign currency transaction loss, net            44,407      (24,226)           --         (9,114)            --         11,067
Changes in operating assets and liabilities:
  Accounts receivable                                   --      (13,743)       16,150            979         (2,166)         1,220
  Prepaid and other assets                             291       (1,622)        2,936            343             --          1,948
  Accrued interest                                  45,347      (23,787)          (36)         7,813             --         29,337
  Inventories                                           --      (11,387)       15,792             --             --          4,405
  Suppliers                                           (275)      16,896       (13,890)        (1,358)         2,165          3,538
  Taxes payable other than income taxes and
     tax recovery program - PAES/REFIS              (3,282)      27,654       (25,478)          (944)            --         (2,050)
  Accrued payroll and related liabilities               --        1,443        (1,923)          (430)            --           (910)
  Advances received from subscribers                    --          199          (239)            (9)            --            (49)
  Judicial deposits                                     --       (5,200)           --             --             --         (5,200)
  Accounts receivable of sale of
     Eurochannel to Multithematiques                    --        4,036            --             --             --          4,036
  Accounts receivable of Galaxy Brasil Ltda
     and Tva Banda C Ltda,                           1,283          876            --             --             --          2,159
  Other                                                243      (12,330)       11,976            728              1            618
                                                  --------     --------      --------       --------       --------       --------
Net cash (used in) provided by operating
  activities                                       (13,169)      25,517           448         (1,101)            --         11,695
                                                  --------     --------      --------       --------       --------       --------

Cash flows from investing activities:
  Purchase of property, plant and equipment             --      (31,940)         (151)         1,369             --        (30,722)
  Collection of promissory note                         --           --            --         28,236             --         28,236
  Loans to related companies                       (79,489)     (19,853)       (1,032)       (11,145)       100,823        (10,696)
  Repayment of loans to related companies           75,794        4,516           467         11,531        (74,451)        17,857
  Purchases of investments                              --           --            --           (852)            --           (852)
                                                  --------     --------      --------       --------       --------       --------
Net cash used in investing activities               (3,695)     (47,277)         (716)        29,139         26,372          3,823
                                                  --------     --------      --------       --------       --------       --------

Cash flows from financing activities:
  Bank loans                                            --       10,078            --         11,213             --         21,291
  Dividends receivable and payable                (137,782)      99,036            --         38,746             --             --
  Transfer of investments to dividends             188,991     (141,806)           --        (47,185)            --             --
  Loans from shareholders                           13,306       71,153            --         29,669       (100,822)        13,306
  Repayments of loans from shareholders            (23,494)     (39,752)           --        (34,698)        74,450        (23,494)
  Repayments of loans from banks                    (6,391)      (9,155)           --        (29,296)            --        (44,842)
                                                  --------     --------      --------       --------       --------       --------
Net cash provided by financing activities           34,630      (10,446)      (31,551)       (26,372)       (33,739)
                                                  --------     --------      --------       --------       --------       --------

Effect of exchange rate changes                    (17,783)      32,787            32          2,210             --         17,246
                                                  --------     --------      --------       --------       --------       --------

Net increase (decrease) in cash and
  cash equivalents                                     (17)         581          (236)        (1,303)            --           (975)
Cash and cash equivalents at beginning
  of the period                                         26           22           256          1,305             --          1,609
                                                  --------     --------      --------       --------       --------       --------
Cash and cash equivalents at end of the
  period                                                 9          603            20              2             --            634
                                                  ========     ========      ========       ========       ========       ========

26.   Restatement of balance sheet as of December 31, 2003

      Subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 2003, upon further analysis, the Company's management determined that the Company's redeemable common stock should have remained classified as a separate line item outside of shareholders' deficiency as of December 31, 2003. This change did not impact the Company's shareholders' deficiency, working capital, results of operations and cash flows as of and for the year ended December 31, 2003 as previously reported.

                                              As of December 31, 2003
                                              -----------------------
                                                 As
                                             previously
                                              reported         As restated
                                              --------         -----------

       Total long-term liabilities             93,581            69,380

       Redeemable common stock                     --            24,201

                                  * * * * * * *

CCS - CAMBORIU CABLE SYSTEM
      TELECOMUNICACOES LTDA.

Financial Statements for the Years Ended
December 31, 2003, 2002 and 2001 and
Report of Independent Registered Public Accounting Firm

Deloitte Touche Tohmatsu Independentes

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

INDEX TO FINANCIAL STATEMENTS

Contents

                                                                            Page

Report of Independent Registered Public Accounting Firm                     F-54

Balance Sheets as of December 31, 2003 and 2002                             F-55

Statements of Operations for each of the three years in the
   period ended December 31, 2003                                           F-57

Statements of Changes in Shareholders' Equity for each of the
   three years in the period ended December 31, 2003                        F-58

Statements of Cash Flows for each of the three years in the
   period ended December 31, 2003                                           F-59

Notes to Financial Statements                                               F-60

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.
Sao Paulo - SP - Brasil

We have audited the accompanying balance sheets of CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA. (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accountings Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements for the year ended December 31, 2003 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.2 to the financial statements, the Company's had working capital deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in
Note 1.2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Deloitte Touche Tohmatsu Auditores Independentes.
Sao Paulo, Brazil

April 29, 2004

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Balance Sheets

December 31, 2003 and 2002
(in thousands of U.S. dollars)

                                                              December 31,
                                                        ------------------------
                                                           2003           2002
                                                        ---------      ---------

                          ASSETS

Current assets
   Cash and cash equivalents                            $      61      $      24
   Accounts receivable, net (Note 3)                           --              1
   Inventories                                                 70             46
   Prepaid and other assets                                     2              1
   Recoverable taxes                                          255             17
   Other accounts receivable                                   12             17
                                                        ---------      ---------

            Total current assets                              400            106
                                                        ---------      ---------

Property, plant and equipment, net (Note 6)                 2,099          1,907
Loans to related companies (Note 4)                         1,452            905
Judicial deposits                                             219            154
                                                        ---------      ---------

            Total assets                                $   4,170      $   3,072
                                                        =========      =========

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

December 31, 2003 and 2002
(in thousands of U.S. dollars)

                                                                                    December 31,
                                                                            ---------------------------
                                                                               2003             2002
                                                                            ----------       ----------
                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
   Film suppliers                                                           $      145       $      377
   Other suppliers                                                                  19               21
   Taxes payable other than income taxes                                           368               71
   Accrued payroll and related liabilities                                          13                5
   Rent payable                                                                    134               87
   Other accounts payable                                                           91               28
                                                                            ----------       ----------

            Total current liabilities                                              770              589
                                                                            ----------       ----------

Long-term liabilities
   Loans payable to related companies (Note 4)                                      --                1
   Taxes payable other than income taxes                                           384              333
   Provision for claims (Note 9)                                                   165               12
                                                                            ----------       ----------

            Total long-term liabilities                                            549              346
                                                                            ----------       ----------

Shareholders' equity
   Common stock, no par value, 4,850,000 shares authorized, issued and
     outstanding (Note 7)                                                        4,012            4,012
   Accumulated other comprehensive loss                                         (1,449)          (1,958)
   Accumulated income                                                              288               83
                                                                            ----------       ----------

            Total shareholders' equity                                           2,851            2,137
                                                                            ----------       ----------

            Total liabilities and shareholders' equity                      $    4,170       $    3,072
                                                                            ==========       ==========

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Operations

for the years ended December 31, 2003 , 2002 and 2001
(in thousands of U.S. dollars)

                                                                          Year ended December 31,
                                                                --------------------------------------------
                                                                   2003             2002              2001
                                                                ----------       ----------       ----------
Gross revenues
   Monthly subscriptions                                        $    1,969       $    1,799       $    2,025
   Installation                                                         42               57               20
   Additional services                                                 115              122              130
   Taxes on revenues                                                  (314)            (281)            (553)
                                                                ----------       ----------       ----------

                                                                     1,812            1,697            1,622
                                                                ----------       ----------       ----------

Direct operating expenses (excluding depreciation stated
      separately below)
   Payroll and benefits                                                 38               48               58
   Programming                                                         614              616              655
   Other costs                                                         308              261              197
                                                                ----------       ----------       ----------

                                                                       960              925              910
                                                                ----------       ----------       ----------

Selling, general and administrative expenses
   Payroll and benefits                                                174               46               80
   Advertising and promotion                                            15               19               32
   Other selling, general and administrative expenses                  137              182              237
                                                                ----------       ----------       ----------

                                                                       326              247              349
                                                                ----------       ----------       ----------

Depreciation                                                           276              296              356
Other operating income                                                  --               --                5
                                                                ----------       ----------       ----------

            Operating income                                           250              229                2
                                                                ----------       ----------       ----------

Interest income                                                       (257)            (178)             (65)
Interest expense                                                        39               18              213
Foreign currency transaction (gain) loss, net                          (65)             140               --
Other nonoperating expense (income), net                                --               11              (78)
                                                                ----------       ----------       ----------

            Income (loss) before income taxes                          533              238              (68)
                                                                ----------       ----------       ----------

Income tax expense - current (Note 5)                                  328               79               --
                                                                ----------       ----------       ----------

            Net income (loss)                                   $      205       $      159       $      (68)
                                                                ==========       ==========       ==========
                Other comprehensive loss -
                   Foreign currency translation adjustment            (509)           1,007              614
                                                                ----------       ----------       ----------
                Comprehensive income (loss)                     $      714       $     (848)      $     (682)
                                                                ==========       ==========       ==========

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Changes in Shareholders' Equity

for the years ended December 31, 2003, 2002 and  2001
(in thousands of U.S. dollars)

                                                                                   Accumulated
                                                                                      Other
                                                    Common        Accumulated     Comprehensive
                                                     Stock          Deficit            Loss             Total
                                                  ----------      -----------     -------------      ----------
Balance as of December 31, 2000                        4,012              (8)            (337)           3,667

Foreign currency translation adjustment, net
      of tax of $0                                        --              --             (614)            (614)

Net loss                                                  --             (68)              --              (68)
                                                  ----------      ----------       ----------       ----------

Balance as of December 31, 2001                        4,012             (76)            (951)           2,985

Foreign currency translation adjustment, net
      of tax of $0                                        --              --           (1,007)          (1,007)

Net income                                                --             159               --              159
                                                  ----------      ----------       ----------       ----------

Balance as of December 31, 2002                        4,012              83           (1,958)           2,137

Foreign currency translation adjustment, net
      of tax of $0                                        --              --              509              509

Net income                                                --             205               --              205
                                                  ----------      ----------       ----------       ----------

Balance as of December 31, 2003                   $    4,012      $      288       $   (1,449)      $    2,851
                                                  ==========      ==========       ==========       ==========

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Statements of Cash Flows

for the years ended December 31, 2003 ,2002 and 2001
(in thousands of U.S. dollars)

                                                                              Year Ended December 31,
                                                                   --------------------------------------------
                                                                      2003             2002             2001
                                                                   ----------       ----------       ----------
Cash flows from operating activities:
   Net income (loss)                                               $      205       $      159       $      (68)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
      Depreciation                                                        276              296              356
      Provision for doubtful accounts                                      43               84               60
      Provision (reversal of provision) for claims                         --               12              (10)
      Disposal and write-off of property, plant and equipment              --                5               --
      Foreign currency transaction (gain) loss, net                       (65)             140               --
      Current income taxes                                                328               --               --
Changes in operating assets and liabilities
      Accounts receivable                                                 (38)             (46)             (38)
      Prepaid and other assets                                             (1)              --               12
      Accrued interest                                                   (228)            (143)              --
      Inventories                                                         (13)               2               25
      Suppliers                                                          (302)             239              123
      Taxes payable other  than income taxes                              385              (24)             174
      Accrued payroll and related liabilities                               6               (8)              (4)
      Other                                                              (165)              45              230
                                                                   ----------       ----------       ----------

            Net cash provided by operating activities                     431              761              860
                                                                   ----------       ----------       ----------

Cash flows from investing activities:
     Purchases of property, plant and equipment                           (56)             (64)            (151)
     Loans to related companies                                        (1,267)          (1,041)          (1,032)
     Repayments of loans to related companies                           1,198              548              467
                                                                   ----------       ----------       ----------

            Net cash used in investing activities                        (125)            (557)            (716)
                                                                   ----------       ----------       ----------

Cash flows from financing activities:
     Proceeds from loans from related companies                            --               (3)             246
     Repayments of loans from related companies                            --               --             (387)
                                                                   ----------       ----------       ----------

            Net cash used in financing activities                          --               (3)            (141)
                                                                   ----------       ----------       ----------

Effect of exchange rate changes on cash and cash equivalents             (269)            (197)              15
                                                                   ----------       ----------       ----------

Net increase (decrease) in cash and cash equivalents                       37                4               18
Cash and cash equivalents at beginning of year                             24               20                2
                                                                   ----------       ----------       ----------

            Cash and cash equivalents at end of the year           $       61       $       24       $       20
                                                                   ==========       ==========       ==========

     The accompanying notes are an integral part of the financial statements

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

1.    The Company and its principal operations

      CCS - Camboriu Cable System Telecomunicacoes Ltda. (the "Company") renders services related to wireless cable and cable television systems, including marketing and advertising, production, distribution and licensing of domestic and foreign television programs. The Company has wireless cable channel rights primarily in the city of Camboriu. The Company's operations are substantially dependent on the Tevecap Group regarding programming, marketing, financial and administrative systems.

1.2   Significant risks and uncertainties

      The Company's financial statements for the year ended December 31, 2003 were prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company during the year ended December 31, 2003 had negative working capital of $370. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities. In this regard, managements' plans include: (i) increasing the Company's subscriber base and implementing technological upgrades to its pay television networks; (ii) streamlining the Company's principal operating procedures to increase productivity and profitability; (iii) the continuation of a cost reduction program which was initiated in 2002 and (iii) adjusting the Company's capitalization (including indebtedness) to provide for long term growth and stability. The financial statements do not include any adjustments related to the recoverability and classification of recorded amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.    Summary of significant accounting policies

      Significant policies followed in the preparation of the financial statements are described below:

2.1.  Basis of presentation

      The financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from accounting principles applied by the Company in its local currency financial statements, which are prepared in accordance with accounting principles generally accepted in Brazil ("Brazilian GAAP").

      The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

      disclosures of contingent assets and liabilities as of the financial statement dates and the reported amount of revenues and expenses during the reporting periods. Since management's judgment involves making estimates concerning the likelihood of future events, the actual results could differ from these estimates.

2.2.  Accounting records

      As required by Brazilian Law, and in accordance with local accounting practices, the accounting records of the Company are maintained in Brazilian currency ("real"). In order to present the financial statements in conformity with U.S. GAAP, the Company maintains additional accounting records that are used solely for this purpose.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

(in thousands of U.S. dollars)

2.3.  Currency remeasurement

      On January 1, 2000, Tevecap S.A. ("Tevecap"), parent company of the Company's major shareholder TVA Sul Parana Ltda., changed its functional currency from the United States dollar to the Brazilian real. As the Company uses the functional currency of Tevecap, the Company also changed its functional currency from the United States dollar to the Brazilian real on January 1, 2000. This change was performed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

2.4.  Cash and cash equivalents

      Cash and cash equivalents are defined as cash and cash in banks and short-term investments in interest-bearing securities. Such short-term investments have original maturities of three months or less at the time of purchase and are readily convertible to cash.

2.5.  Financial instruments

      In accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

      For the purposes of SFAS 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

      o The fair value of current financial assets and liabilities, including cash and cash equivalents, accounts receivable, other accounts receivable, accounts receivable from related parties, film suppliers, and other accounts payable approximates their respective carrying value due to their short-term nature.

      o The fair value of loans to and from related companies approximates their respective carrying value as interest on these loans is at market rates.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

2.6.  Accounts receivable

      A provision for doubtful accounts was established on the basis of an analysis of the accounts receivable, in light of the risks involved, and is considered sufficient to cover any losses incurred in realization of credits.

2.7.  Inventories

      Inventories consist of materials and supplies and imports in transit. Materials and supplies are used to provide service to new customers, and to ensure continuity of service to existing customers. Imports in transit represent materials purchased from foreign countries that have not yet been received.

      Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

2.8.  Property, plant and equipment

      Property, plant and equipment are stated at cost and depreciated using the straight-line method, over the remaining useful lives, as described in
      Note 6.

2.9.  Recoverability of long-lived assets to be held and used

      The Company evaluates its long-lived assets and identifiable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. In estimating future undiscounted net cash flows, assets are grouped at the level of each cable television system. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no impairment write-downs made during the years ended December 31, 2003, 2002 and 2001.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

2.10. Revenue recognition

      Subscription revenues are recognized monthly at the amount billed to subscribers for service subscribed to and earned during the month.

      Installation fees are recognized as revenue on the equipment installation date to the extent of direct selling costs incurred which are higher than the revenue.

      Other revenues are recognized as services are rendered.

2.11. Advertising and promotion costs

      Costs of advertising and promotion are expensed as incurred

2.12. Deferred income taxes

      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

2.13  Comprehensive income (loss)

      SFAS no. 130 "Reporting Comprehensive Income"establishes standards for reporting and disclosing comprehensive income and its components in a full set of financial statements. Comprehensive income/loss is being presented together with the statements of operation.

2.14. Reclassifications

      Certain prior years amounts have been reclassified for comparative purposes.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

3.    Accounts receivable, net

      As of December 31, 2003 and 2002, accounts receivable were comprised of:

                                                       December 31,
                                                 ---------------------------
                                                    2003             2002
                                                 ----------       ----------

       Subscriptions and installation            $       93       $       59
       Advertising                                        4                4
       Provision for doubtful accounts                  (97)             (62)
                                                 ----------       ----------

                                                 $       --       $        1
                                                 ==========       ==========

      No single customer accounted for more than 10% of total accounts receivable as of December 31, 2003 and 2002.

4.    Related party transactions

      The following tables summarize the transactions between the Company and related parties as of December 31, 2003 and 2002:

                                                       December 31,
                                                 ---------------------------
                                                    2003             2002
                                                 ----------       ----------
      TVA Sul Parana Ltda. (parent company)
         Loans receivable                             1,452              905
         Loans payable                                   --                1
                                                 ----------       ----------

         Loans receivable                        $    1,452       $      905
         Loans payable                           $       --       $        1

      The Company and its related parties maintain a cash management system centralized at TVA Sul Parana Ltda. The centralized cash management system results in accounts receivable from and payable to related parties depending on the cash needs of the companies.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

4.    Related party transactions (Continued)

      Loans granted to or obtained from related companies, under loan agreements, are denominated in reais and subject to variable interest of 1.96% per month as of December 31, 2003 (2.59% per month as of December 31, 2002 and 2.12% per month as of December 31, 2001). There is not a defined maturity date for the loans.

5.    Income taxes

      Deferred income taxes reflect the future tax consequences of net operating loss carryforwards and differences between the tax basis and the financial reporting basis of assets and liabilities. A valuation allowance has been established against the net deferred tax asset (primarily consisting of net operating loss carryforwards and provisions) as management believes it is more likely than not that the deferred tax assets will not be realized. Accordingly, no benefit has been recognized for the Company's net operating losses and other deferred tax assets. As of December 31, 2003, the Company had no net operating loss carryforwards.

      The tax effects of temporary differences that give rise to deferred tax assets as of December 31, 2003 and 2002 are as follows:

                                                         2003           2002
                                                     -------------------------
      Deferred tax assets:
      Net operating loss carryforwards                       --             --
      Provision for claims                                   58             --
      Other                                                  19             --
                                                     -------------------------

      Total gross deferred tax asset                         77             --
                                                     -------------------------

      Less valuation allowance                              (77)            --

                                                     -------------------------
      Deferred tax asset                                     --             --
                                                     -------------------------

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

5.    Income taxes (continued)

      The income tax expense was different from the amount computed using the Brazilian statutory income tax for the reasons set forth in the following table:

                                                                     2003            2002            2001
                                                                  ---------       ---------        ---------
Income (loss) before income taxes                                 $     533       $     238        $     (68)
Statutory income tax rate                                                34%             34%              34%
                                                                  ---------       ---------        ---------
Computed income tax expense (benefit)                                   181              81              (23)
Translation loss of tax losses                                           --               8                1
Deductible devaluation loss for Brazilian statutory purposes             13             (10)              22
Other                                                                    57              --               --
Change in valuation allowance                                            77              --               --
                                                                  ---------       ---------        ---------

Income tax expense per statements of operations                   $     328       $      79        $      --
                                                                  =========       =========        =========

6.    Property, plant and equipment, net

      As of December 31, 2003 and 2002, property, plant and equipment were comprised of:

                                             Annual                   December 31,
                                        Depreciation Rate     ---------------------------
                                               %                 2003              2002
                                        -----------------     ----------       ----------
      Reception equipment                      20             $      605       $      452
      Cable plant                              10                    704              576
      Machinery and equipment                  10                    220              176
      Decoders                                 10                    101               82
      Leasehold improvements                   25                      5                4
      Building                                 4                   2,039            1,667
      Furniture and fixtures                   10                     43               36
      Vehicles                                 20                     40               32
      Software                                 20                      9                8
      Tools                                    10                      2                2
      Other                                                            8                5
      Accumulated depreciation                                    (1,677)          (1,133)
                                                              ----------       ----------

                                                              $    2,099       $    1,907
                                                              ==========       ==========

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

7.    Shareholder's equity

      Common stock as of December 31, 2003 and 2002 was comprised of:

                                                2003                            2002
                                      --------------------------      --------------------------
                                          $             Shares            $             Shares
                                      ----------      ----------      ----------      ----------
      Construtora ENE ESSE Ltda       $    1,605       1,940,000      $    1,605       1,940,000
      TVA Sul Parana Ltda                  2,407       2,910,000           2,407       2,910,000
                                      ----------      ----------      ----------      ----------

                                      $    4,012       4,850,000      $    4,012       4,850,000
                                      ==========      ==========      ==========      ==========

8.    Loan guarantees

      In November 1996, Tevecap issued $250,000 12-5/8% Senior Notes to institutional buyers in a private placement. The Notes, which mature in November 2004, were subsequently registered with the Securities and Exchange Commission in May 1997. These Notes are jointly and severally, irrevocably and fully unconditionally guaranteed, on a senior basis, by Tevecap's direct and indirect subsidiaries, including the Company. On July 28, 1999 the related company TVA Communications Ltd. repurchased 80.79% of these Notes.

9.    Litigation contingencies

      Certain claims and lawsuits arising in the ordinary course of business have been filed or are pending against the Company which were not recognized in the financial statements. The Company has also recorded provisions related to certain claims in amounts that management considers to be adequate after considering a number of factors including (but not limited to) the views of legal counsel, the nature of the claims and the prior experience of the Company.

      The Company has provided for losses on all cases where the assessment of management and legal counsel indicates that a loss is probable. Management believes that such legal matters will not have a material adverse effect on the Company's results of operations, financial condition or cash flows.

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

10.   Abril Health Care Plan

      In February 1996, the Abril Health Care Plan, Associacao Abril de Beneficios (the "Health Care Plan"), was created to provide health care to Abril S.A. Group employees and their dependents. Both the companies forming part of the Abril Group and the employees thereof contribute monthly to the Health Care Plan, which is responsible for the management of the plan. In 2003, contributions made by the Company to the Health Care Plan amounted to $7 ($6 in 2002 and $14 in 2001).

11.   Supplementary information - valuation and qualifying accounts and reserves

                                             Deferred      Provision
                                             Taxation         for           Provision
                                            Valuation       Doubtful           for
                                            Allowance       Accounts          Claims
                                           ----------      ----------       ----------
      Balance as of December 31, 2000              --      $       47       $       13
      Additions                                    --              60               --
      Deductions                                   --              --              (10)
                                           ----------      ----------       ----------
      Balance as of December 31, 2001              --             107                3
      Additions                                    --              --                9
      Deductions                                   --             (45)              --
                                           ----------      ----------       ----------
      Balance as of December 31, 2002              --              62               12
                                           ----------      ----------       ----------
      Additions                                    77              --              153
      Deductions                                   --              35               --
                                           ----------      ----------       ----------
      Balance as of December 31, 2003      $       77      $       97       $      165
                                           ==========      ==========       ==========

12.   Recent accounting pronouncements

      SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities"

      In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities", which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133. In addition, SFAS 149 clarifies when a derivative contains a financing component that warrants special reporting in the

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

      statement of cash flows. SFAS 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS 149 did not have any impact on the Company's financial statements.

      SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

      In May 2003, FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

      o Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

      o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

      o Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

      SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and, otherwise, is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

      beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any material impact on the Company's financial statements.

      FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

      In November 2002, FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Company's financial statements.

        FIN 46, "Consolidation of Variable Interest Entities"

      In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities", an Interpretation of APB No.
      51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity' if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

      In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46's effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. For variable interest entities created as acquired prior to February 1, 2003, the provision to FIN 46 (revised) must be applied by foreign private issuers beginning on January 1, 2004 for special purpose entities and by December 31,

CCS - CAMBORIU CABLE SYSTEM TELECOMUNICACOES LTDA.

Notes to Financial Statements

(in thousands of U.S. dollars)

      2004 for all other type' entities. FIN 46R did not have any impact on the Company's operations in 2003, and it is expected that it will not have any impact on the Company's operations in 2004.

                                  * * * * * * *